

Crédit Agricole S.A.
File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH FEBRUARY 28, 2005

1. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

1.1 Offering circular relating to €600,000,000 Undated Deeply Subordinated Fixed to Floating Rate Notes, dated February 3, 2005.

1.2 Materials relating to the U.S.$20,000,000,000 Euro Medium Term Note Program.

A. Pricing Supplement relating to the issuance of €300,000,000 Floating Rate Notes due February 2007, dated February 14, 2005.

2. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

2.1 Summary of assets and liabilities as at December 31, 2004, published on February 23, 2005.

2.2 Publications relating to the issuance of €537 million fixed rate bonds, dated May 24, 2004 and June 4, 2004.

2.3 Publications relating to the issuance of €456 million fixed rate bonds, dated June 18, 2004 and June 25, 2004.

2.4 Publications relating to the issuance of €300 million bonds, dated June 28, 2004.

2.5 Publications relating to the issuance of €71 270 000 bonds, dated October 8, 2004 and October 18, 2004.

2.6 Publications relating to the issuance of €425 million fixed rate bonds, dated October 8, 2004 and October 18, 2004.

2.7 Publications relating to the issuance of €396,200,000 subordinated redeemable fixed rate bonds, dated December 1, 2004 and December 10, 2004.

2.8 Publications relating to the issuance of €531,000,000 subordinated redeemable fixed rate bonds, dated February 4, 2005 and February 11, 2005.

2.9 Publications relating to the issuance of €38,890,000 fixed rate bonds, dated February 7, 2005 and February 16, 2005.

3. OTHER PUBLIC DISCLOSURE

3.1 Press releases through February 28, 2005.

3.2 Declarations by Crédit Agricole listing transactions in its own shares:

A. Declaration regarding transactions between January 31, 2005 and February 7, 2005, registered with the AMF on February 8, 2005.

B. Declaration regarding transactions of January 2005, published by the AMF on February 14, 2005.

C. Declaration regarding transactions between February 8, 2005 and February 14, 2005, registered with the AMF on February 16, 2005.

D. Declaration regarding a transaction on February 16, 2005, registered with the AMF on February 22, 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Offering Circular relating to the issuance of €600,000,000

Undated Deeply Subordinated Fixed to Floating Rate Notes

February 3, 2005

Please see attached.



Crédit Agricole S.A.

€600,000,000 Undated Deeply Subordinated Fixed to Floating Rate Notes

Issue price: 100%

The €600,000,000 Undated Deeply Subordinated Fixed to Floating Rate Notes (the "Notes") of Crédit Agricole S.A. (the "Issuer") will be issued outside the Republic of France and will bear interest at a fixed rate of 6.0 per cent per annum from and including 4 February, 2005 (the "Issue Date") to but excluding 4 February, 2006, payable on 4 February, 2006, and thereafter at a floating rate per annum equal to the 10-year CMS Rate plus 0.025 per cent per annum, subject to a maximum rate of interest of 7.75 per cent per annum, payable annually in arrear on 4 February in each year, commencing on 4 February, 2007.

Payment of interest on the Notes will be compulsory if the Issuer pays dividends on its ordinary shares and in certain other circumstances described herein. Otherwise, the Issuer may elect, and in certain circumstances shall be required, not to pay interest falling due on the Notes. Any interest not paid shall be forfeited and no longer be due and payable by the Issuer. Interest accrual may also be reduced if the Issuer's consolidated regulatory capital falls below required levels and in certain other circumstances.

This Offering Circular constitutes a prospectus for the purposes of the listing and issuing rules of Euronext Amsterdam N.V.

The Notes are undated and have no final maturity. The Notes may, at the option of the Issuer but subject to the prior approval of the *Secrétariat général of the Commission bancaire* ("SGCB"), be redeemed at par (in whole but not in part) on 4 February, 2015 and on any Interest Payment Date thereafter. In addition, the Notes may, in case of certain tax or regulatory events, be redeemed at par at any time (in whole but not in part), subject to the prior approval of the SGCB. The principal amount of the Notes may be written down to a minimum amount of one cent of one euro if the Issuer's consolidated regulatory capital falls below required levels, subject to restoration in certain cases described herein. The Notes are subordinated to substantially all of the Issuer's other obligations, including in respect of ordinarily subordinated debt instruments. (See "Terms and Conditions of the Notes – Status of the Notes and Subordination")

Application has been made to list the Notes on the Luxembourg Stock Exchange and on the Official Segment of the Stock Market of Euronext Amsterdam N.V. The Notes are expected to be assigned a rating of "A" by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., "A1" by Moody's Investor Service, Inc. and "AA-" by Fitch Ratings. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organisation.

See "Investment Considerations" below for certain information relevant to an investment in the Notes.

The Notes have been accepted for clearance through Euroclear France S.A. ("Euroclear France"), Clearstream Banking, *société anonyme* ("Clearstream Luxembourg") and Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"). The Notes will on the Issue Date be entered (*inscription en compte*) in the books of Euroclear France which shall credit the accounts of the Account Holders (as defined in "Terms and Conditions of the Notes - Form, Denomination and Title" below).

The Notes will be issued in bearer form in the denomination of €1,000 each. The Notes will at all times be represented in book entry form (*dématérialisé*) in the books of the Account Holders in compliance with article L.211-4 of the French *Code monétaire et financier*. No physical document of title will be issued in respect of the Notes.

This Offering Circular has not been submitted to the approval of the *Autorité des Marchés Financiers*.

THE NOTES ARE BEING OFFERED AND SOLD ONLY OUTSIDE THE UNITED STATES TO NON-U.S. PERSONS IN RELIANCE ON REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). SEE "SUBSCRIPTION AND SALE".

JOINT LEAD MANAGERS

CALYON CORPORATE AND INVESTMENT BANK	HSBC	LEHMAN BROTHERS

3 February, 2005

The Issuer's 2003 annual report (*document de référence*) filed with the French *Autorité des Marchés Financiers* on 4 May 2004 under number R04-073, as updated on 17 June 2004 under number D04-0309/A01 and on 15 September 2004 under number D04-0309/A02 (the "2003 Annual Report") is incorporated by reference into this Offering Circular. Copies of the 2003 Annual Report in both French and English will be available free of charge at the specified office of the Paying Agents and of the Issuer.

The English language 2003 Annual Report is a free translation of a French language original prepared for convenience purposes only. Accounting principles and auditing standards and their application in practice vary among nations. The financial statements included in the 2003 Annual Report are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilised by the statutory auditors in France with respect to such financial statements may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors' report (of which a translation for convenience purpose only is presented in the English language 2003 Annual Report) should be read in conjunction with, and investors should inform themselves as to, French accounting procedures, auditing standards and their application in practice.

The Issuer, having made all reasonable inquiries, confirms that the information contained in this Offering Circular with regard to the Issuer, the Issuer and its subsidiaries and affiliates taken as a whole, and the Notes is true and accurate in all material respects, that the opinions and intentions expressed herein are honestly held, and that there are no other facts the omission of which would make this Offering Circular as a whole or any of such information or the expression of any such opinions or intentions misleading. The Issuer accepts responsibility accordingly.

No person has been authorised to give any information or to make any representations other than those contained in this Offering Circular, and, if given or made, such information or representations must not be relied upon as having been authorised by the Issuer or the Managers (as defined herein). This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates. Neither the delivery of this Offering Circular nor any sale hereunder shall create, under any circumstances, any implication that there has been no change in the affairs of the Issuer since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

INVESTORS SHOULD SATISFY THEMSELVES THAT THEY UNDERSTAND ALL THE RISKS ASSOCIATED WITH MAKING INVESTMENTS IN THE NOTES. PROSPECTIVE INVESTORS THAT HAVE ANY DOUBT WHATSOEVER AS TO THE RISKS INVOLVED IN INVESTING IN THE NOTES SHOULD CONSULT THEIR PROFESSIONAL ADVISORS.

This Offering Circular has been prepared by the Issuer for use by the Managers in making offers and sales of the Notes outside the United States to non-U.S. Persons in reliance on Regulation S under the Securities Act.

Each purchaser of the Notes offered hereby will be deemed to have represented and agreed that (i) such purchaser understands that Notes have not been registered under the Securities Act, and the Notes may not be offered or sold in the United States or to, or for the account or benefit of, any U.S. Person, and (ii) the Issuer has not been registered under the United States Investment Company Act of 1940, as amended.

EACH PURCHASER OF THE NOTES MUST COMPLY WITH ALL APPLICABLE LAWS AND REGULATIONS IN FORCE IN ANY JURISDICTION IN WHICH IT PURCHASES, OFFERS OR SELLS THE NOTES OR POSSESSES OR DISTRIBUTES THIS OFFERING CIRCULAR AND MUST OBTAIN ANY CONSENT, APPROVAL OR PERMISSION REQUIRED BY IT FOR THE PURCHASE, OFFER OR SALE BY IT OF THE NOTES UNDER THE LAWS AND REGULATIONS IN FORCE IN ANY JURISDICTION TO WHICH IT IS SUBJECT OR IN WHICH IT MAKES SUCH PURCHASES, OFFERS OR SALES, AND NEITHER THE ISSUER NOR THE MANAGERS SHALL HAVE ANY RESPONSIBILITY THEREFOR.

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer, the Managers or any affiliate of any of them to subscribe for or purchase, any Notes in any jurisdiction by any person to

whom it is unlawful to make such an offer or invitation in such jurisdiction. This Offering Circular may only be used for the purposes for which it has been published.

The distribution of this Offering Circular and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers, sales and deliveries of the Notes and on distribution of this Offering Circular and other offering material relating to the Notes, see "Subscription and Sale".

So long as the Notes have not been listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V., or it is unlikely that the Notes will soon be admitted to listing, the Notes may only be offered, sold, or delivered in or from the Netherlands, as part of their initial distribution or as part of any re-offering, and this Offering Circular, and any other document in respect of the offering, may only be distributed or circulated in the Netherlands, to individuals or legal entities, which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession ("Professional Investors").

This Offering Circular contains certain forward-looking statements and information relating to the Issuer and its consolidated subsidiaries and affiliates (the "Group") that is based on the beliefs of the management of the Group, as well as assumptions made by and information currently available to the management of the Group. When used in this Offering Circular, the words "estimate", "project", "believe", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Group, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; changes in interest rates, currency exchange rates and equity and commodity prices; competition; changes in technology; changes in business strategy; indebtedness of the issuer and its affiliates; quality of management, business abilities and judgment of the Issuer's personnel; the availability, terms and deployment of capital; and various other factors referenced in this Offering Circular. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which, unless they speak to an earlier date, speak only as of the date of this Offering Circular. The Issuer does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date of this Offering Circular.

References herein to ''euro'' and ''€'' are to the single currency introduced at the start of the third stage of European Economic and Monetary Union of 1 January 1999. References to ''US$'', ''USD'' and ''US dollars'' are to the lawful currency of the United States.

In connection with the issue and distribution of the Notes, Calyon, or any person acting for it, may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on Calyon, or any agent of it, to do this. Such stabilising, if commenced, may be discontinued at any time, must be brought to an end after a limited period (not exceeding 30 days after the Issue Date) and will be carried out in compliance with all applicable laws and regulations.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Offering Circular. Investors should read the entire Offering Circular carefully before deciding to purchase the Notes. Capitalised terms used in this summary and not defined have the meanings set forth under "Terms and Conditions of the Notes". The offering by Crédit Agricole S.A. of the €600,000,000 Undated Deeply Subordinated Fixed to Floating Rate Notes, is referred to herein as the "Offering".

The Issuer

Crédit Agricole S.A. is the lead bank of the Crédit Agricole Group. It is France's largest bank, and one of the largest in the world based on shareholders' equity. As of 30 September, 2004, Crédit Agricole S.A. had total assets of €818.0 billion, €399.0 billion in funds under management and €24.7 billion in shareholders' equity.

Crédit Agricole S.A., formerly known as the Caisse Nationale de Crédit Agricole ("CNCA"), was created by public decree in 1920 to distribute advances to and monitor the Caisses Régionales on behalf of the French State. In 1988, the French State privatised CNCA in a mutualisation process, transferring most of its interest in CNCA to the Caisses Régionales. Today, the Caisses Régionales include 45 Caisses Régionales that operate the French retail network of the Crédit Agricole Group. On 18 October 2001, Crédit Agricole S.A. and the Caisses Régionales entered into a Protocol under which they agreed on the terms of a restructuring of the Crédit Agricole Group in contemplation of an initial public offering of Crédit Agricole S.A shares. Under the terms of the Protocol, the Caisses Régionales contributed all of their holdings in seven of the Crédit Agricole Group's main subsidiaries to Crédit Agricole S.A. in return for shares of Crédit Agricole S.A., and Crédit Agricole S.A. took a 25% interest in each of the Caisses Régionales (except for the Caisse Régionale of Corsica). Crédit Agricole S.A. completed the initial public offering of its shares on Euronext Paris on 14 December 2001.

Following the success of the takeover bid for Crédit Lyonnais (public cash and share tender offer in June 2003, followed by a squeeze-out procedure in July and August 2003), the Group includes all of the businesses previously led by Crédit Lyonnais. This combination has considerably reinforced the position in the French retail banking market while benefiting from a complementary business portfolio and recognised strengths in each of its business areas.

Crédit Agricole S.A. acts as the central bank of the Crédit Agricole Group, coordinates its sales and marketing strategy, ensures the liquidity and solvency of each of the entities in the Crédit Agricole Group and, through its subsidiaries, designs and manages specialised financial products that are distributed primarily by the Caisses Régionales. The Group organises its business in six segments. Since the acquisition of Crédit Lyonnais, the Group operates two French retail banking segments. The first consists of the Caisses Régionales, which are 25% owned by the Group, and offer consumer credit, leasing, payment and factoring services. The second consists of the Crédit Lyonnais retail banking network, including Crédit Lyonnais' private banking activities in France. The Group's specialised financial services segment combines all businesses providing banking products and services to individual and professional customers, to business customers and local authorities in France and elsewhere in the world, and includes consumer credit and specialised financing to businesses in the form of factoring and lease finance. The Group's corporate and investment banking segment conducts both financing activities and capital markets and investment banking activities. Through its asset management, insurance and private banking segment, the Group is a leading mutual fund manager and insurance provider in France and offers private banking services in France, Switzerland, Luxembourg and Monaco. The Group's international retail banking segment reflects its international expansion through alliances and participations in major retail banks located in Italy, Portugal, Greece, Poland and Chile. In addition to its six business segments, the Group's proprietary asset management and other activities segment includes the results of Crédit Agricole S.A.'s activities as central bank of the Crédit Agricole Group as well as its holdings in Rue Imperiale de Lyon, a major indirect shareholder of the entities of the Lazard group, and certain other equity participations of the Group. See further "Description of the Issuer" below.

Solvency Ratios

Crédit Agricole S.A.'s international solvency ratio as of 31 December, 2003 was 8.9%, including a Tier 1 ratio of 7.9%. As of 30 September, 2004, Crédit Agricole S.A.'s international solvency ratio was 8.4%, including a Tier 1 ratio of 8.0%.

The Offering

For a more complete description of the Notes, including the definitions of capitalised terms used but not defined in this Section, see "Terms and Conditions of the Notes".

Issuer:	Crédit Agricole S.A.
Description:	EUR 600,000,000 Undated Deeply Subordinated Fixed to Floating Rate Notes, the proceeds of which will constitute Tier 1 Capital, subject to the limits on the portion of the Issuer's Tier 1 capital that may consist of hybrid securities in accordance with Applicable Banking Regulations and the interpretations of the SGCB. The initial principal amount of the Notes could exceed those limits at the time the Notes are issued.
Joint Lead Managers:	Calyon, HSBC Bank plc and Lehman Brothers International (Europe)
Principal Amount:	EUR 600,000,000
Issue Price:	100 per cent.
Fiscal Agent , Principal Paying Agent and Calculation Agent:	Crédit Agricole Investor Services Corporate Trust S.A.
Paying Agent in Luxembourg:	Crédit Agricole Investor Services Bank Luxembourg S.A.
Paying Agent in the Netherlands:	ABN AMRO Bank N.V.
Denomination:	EUR 1,000.
Maturity:	The Notes are undated obligations in respect of which there is no fixed redemption date.
Status of the Notes:	The Notes are deeply subordinated notes issued pursuant to the provisions of Article L.228-97 of the French *Code de commerce*, as amended in particular by law no. 2003-706 on financial security dated 1 August 2003. The principal and interest on the Notes (which constitute *obligations* under French law) are direct, unconditional, unsecured and deeply subordinated obligations of the Issuer and rank and will rank *pari passu* among themselves and with all other present and future Deeply Subordinated Obligations and Support Agreement Claims, senior to the T3CJ of the Issuer, and shall be subordinated to the present and future *prêts participatifs* granted to the Issuer and present and future *titres participatifs*, Ordinarily Subordinated Obligations and Unsubordinated Obligations of the Issuer. See "Terms and Conditions of the Notes – Definitions" for definitions of the terms used in the preceding paragraph. In the event of liquidation, the Notes shall rank in priority to any payments to holders of any classes of share capital issued by the Issuer and any reimbursement of the T3CJ (as defined herein). There will be no limitations on issuing debt, at the level of the Issuer or of any consolidated subsidiaries.

Regulatory Treatment:

The proceeds of the issue of the Notes will be treated, for regulatory purposes, as consolidated *fonds propres de base* for the Issuer, subject to the limits on the portion of the Issuer's *fonds propres de base* that may consist of hybrid securities in accordance with Applicable Banking Regulations and the interpretations of the SGCB. The initial principal amount of the Notes could exceed those limits at the time the Notes are issued. *Fonds propres de base* ("**Tier 1 Capital**") shall have the meaning given to it in Article 2 of Règlement no. 90-02 dated 23 February 1990, as amended, of the *Comité de la Réglementation Bancaire et Financière* (the "**CRBF Regulation**") or otherwise recognised as *fonds propres de base* by the *Secrétariat général de la Commission Bancaire* ("**SGCB**"). The CRBF Regulation should be read in conjunction with the press release of the Bank for International Settlements dated 27 October 1998 concerning instruments eligible for inclusion in Tier 1 Capital (the "**BIS Press Release**"). The French language version of the BIS Press Release is attached to the report published annually by the SGCB entitled "*Modalités de calcul du ratio international de solvabilité*".

Interest:

Interest will be payable annually in arrear on 4 February of each year (each, an "**Interest Payment Date**"), commencing 4 February 2006 at a rate per annum on the then Current Principal Amount of the Notes equal to:

(a) in respect of the period from 4 February 2005 (inclusive) until 4 February 2006 (exclusive) interest will be payable at 6.0% per annum (30/360, following unadjusted, TARGET Business Days); and

(b) in respect of the period from 4 February 2006 (inclusive) to any redemption date, interest will be payable at a rate per annum which shall be the 10 year CMS Rate plus 0.025% per annum. Irrespective of the above calculation, the interest shall not be higher than 7.75% per annum (30/360, following unadjusted, TARGET Business Days).

Payments of Interest:

Payment of interest on any Interest Payment Date will be compulsory if such Interest Payment Date constitutes a Compulsory Interest Payment Date

"**Compulsory Interest Payment Date**" means each Interest Payment Date as to which at any time during a period of one-year prior to such Interest Payment Date:

(a) the Issuer has declared or paid a dividend (whether in cash, shares or any other form but excluding a dividend paid in newly issued shares), or more generally made a payment of any nature, on any class of share capital or on other equity securities issued by the Issuer, in each case to the extent categorised as Tier 1 Capital, or on the T3CJ, or on Deeply Subordinated Obligations or under any Support Agreement, unless such payment on Deeply Subordinated Obligations or under Support Agreements was required to be made as a result of a dividend or other payment having been made on any class of share capital or on other equity securities issued by the Issuer; or

(b) the Issuer has redeemed, repurchased or otherwise acquired any class of its share capital or the T3CJ, by any means, with

the exception of repurchases of share capital for purposes of making shares available to cover employee stock option, stock attribution or stock purchase programmes, regularisation of the Issuer's share price, investment activities or holding shares with a view to their resale or exchange, particularly in connection with external growth transactions or the issuance of securities convertible into or exchangeable for the Issuer's share capital; or

(c) any subsidiary of the Issuer has declared or paid a dividend on any Parity Securities, unless such dividend was required to be paid as a result of a dividend or other payment having been made on any class of share capital or on other equity securities issued by the Issuer or on any other Parity Securities.

provided, however, that if a Supervisory Event occurred prior to such Interest Payment Date and is continuing, such Interest Payment Date shall only be a Compulsory Interest Payment Date if such Supervisory Event had occurred prior to the relevant event described in sub-paragraph (a), (b) or (c) above.

On any other Interest Payment Date (i.e. on any Optional Interest Payment Date), the Issuer may, at its option, elect not to pay interest in respect of the Notes accrued to that date. Any interest not paid on such date shall be forfeited and no longer be due and payable by the Issuer.

In the event that a Supervisory Event has occurred during the Interest Period immediately preceding an Optional Interest Payment Date, the amount of Accrued Interest, if any, in respect of each Note shall automatically be suspended, and no interest on the Notes shall accrue or be payable by the Issuer with respect to the remaining period in such Interest Period or any other Interest Period during the period starting on the date of the Supervisory Event and ending on the date of the End of Supervisory Event, unless an event triggering a Compulsory Interest Payment Date subsequently occurs.

Such interest may be paid on the next succeeding Optional Interest Payment Date occurring as from the date of the End of Supervisory Event.

Loss Absorption Upon Supervisory Event:

The amount of Accrued Interest, if any, and thereafter, if necessary, the Current Principal Amount of the Notes may be reduced following a Supervisory Event (unless the Issuer first completes a capital increase or certain other transactions) as more fully described under "Terms and Conditions of the Notes – Loss Absorption and Return to Financial Health".

Supervisory Event:

Supervisory Event means the first date on which either of the following events occurs:

(a) the risk-based consolidated capital ratio of the Issuer and its consolidated subsidiaries, calculated in accordance with the Applicable Banking Regulations, falls below the minimum percentage required in accordance with Applicable Banking Regulations; or

(b) the notification by the SGCB to the Issuer that the SGCB has determined, in its sole discretion, in view of the deteriorating

financial condition of the Issuer, that the foregoing paragraph (a) of this definition would apply in the near term.

A Supervisory Event shall be deemed to occur pursuant to paragraph (a) above on the date on which the Issuer publishes its annual or half year results indicating that the risk-based consolidated capital ratio has fallen below the relevant level, or on any such other date on which the Issuer determines that such ratio has fallen below such level.

End of Supervisory Event: End of Supervisory Event means, following a Supervisory Event, the first date on which either of the following events occurs:

(a) if the Supervisory Event occurred pursuant to paragraph (a) of the definition of Supervisory Event, the risk-based consolidated capital ratio of the Issuer and its consolidated subsidiaries, calculated in accordance with the Applicable Banking Regulations, complies with the minimum percentage required in accordance with Applicable Banking Regulations; or

(b) if the Supervisory Event occurred pursuant to paragraph (b) of the definition of Supervisory Event, the notification by the SGCB to the Issuer that it has determined, in its sole discretion, in view of the financial condition of the Issuer, that the circumstances which resulted in the Supervisory Event have ended.

An End of Supervisory Event shall be deemed to occur pursuant to paragraph (a) above on the date on which the Issuer publishes its annual or half year results indicating that the risk-based consolidated capital ratio has been restored to the relevant level, or on any such other date on which the Issuer determines that such ratio has been so restored.

Return to Financial Health: Return to Financial Health means a positive Consolidated Net Income recorded for at least two consecutive financial years reported following the End of Supervisory Event. The Current Principal Amount of the Notes may be reinstated following a Return to Financial Health, to the extent any such reinstatement does not trigger the occurrence of a Supervisory Event.

Whether or not a Return to Financial Health has occurred, the Issuer shall increase the Current Principal Amount of the Notes up to the Original Principal Amount in certain circumstances, including payment of dividends on share capital, redemption of the Notes or liquidation of the Issuer.

Early Redemption: The Notes may be redeemed (in whole but not in part) on 4 February 2015 and on any Interest Payment Date thereafter, at the option of the Issuer. Any such redemption will be at the Original Principal Amount.

The Issuer will also have the right, and in certain circumstances the obligation, to redeem the Notes at par at any time (in whole but not in part) in case of imposition of withholding tax, in case of loss of deductibility for corporate income tax purposes and in case of loss of Tier 1 Capital status. Any such redemption will be at the Original Principal Amount.

Any early redemption is subject to the prior approval of the SGCB.

Taxation:	The Notes will, upon issue, benefit from an exemption from deduction for withholding tax. If French law shall require any such deduction, the Issuer shall, to the extent permitted by law and subject to certain exceptions, pay additional amounts.
Negative Pledge:	There is no negative pledge in respect of the Notes.
Event of Default:	There will be an event of default in the event of the judicial liquidation (*liquidation judiciaire*) or liquidation for any other reason of the Issuer, in which case the rights of the Noteholders will be to the Original Principal Amount of the Notes plus accrued interest.
Representation of Noteholders:	The Noteholders will be grouped automatically for the defence of their respective common interests in a *masse* governed by the provisions of the French *Code de commerce* and by French *décret* no. 67-236 of 23 March 1967 subject to certain exceptions and provisions.
Form of Notes:	The Notes will, upon issue on 4 February 2005, be entered in the books of Euroclear France, which shall credit the accounts of the Account Holders. The Notes will be issued in bearer dematerialised form (*au porteur*) and will at all times be represented in book entry form in compliance with article L.211-4 of the *Code monétaire et financier*.
Listing:	Application has been made to list the Notes on the Luxembourg and Euronext Amsterdam Stock Exchanges.
Selling Restrictions:	There are restrictions on the sale of the Notes and the distribution of offering material in various jurisdictions.
Rating:	The Notes are expect to be assigned upon issue a rating of "A1" by Moody's Investors Service, Inc., "A" by Standard & Poor's Ratings Group and "AA-" by Fitch Ratings.
Governing Law:	French law.

CERTAIN INVESTMENT CONSIDERATIONS

The following is a summary of certain aspects of the offering of the Notes of which prospective investors should be aware. Prior to making an investment decision, prospective investors should consider carefully all of the information set out and incorporated by reference in this Offering Circular, including in particular the following certain investment considerations detailed below. This summary is not intended to be exhaustive and prospective investors should make their own independent evaluations of all investment considerations and should also read the detailed information set out elsewhere in this Offering Circular. Terms defined in "Terms and Conditions of the Notes" below shall have the same meaning where used below.

The Notes are Deeply Subordinated Obligations

The Issuer's obligations under the Notes are deeply subordinated obligations of the Issuer which are the most junior debt instruments of the Issuer, ranking *pari passu* among themselves and with all other present and future claims against the Issuer pursuant to Support Agreements and with Deeply Subordinated Obligations of the Issuer, senior to the T3CJ of the Issuer, and subordinated to and ranking behind the claims of all other unsubordinated and ordinarily subordinated creditors of the Issuer, lenders in relation to *prêts participatifs* granted to the Issuer and holders of *titres participatifs* issued by the Issuer. The Issuer's obligations under the Notes rank in priority only to any classes of shares of the Issuer and the T3CJ.

Write-down mechanism following Supervisory Event

The Notes are being issued for capital adequacy regulatory purposes with the intention and purpose of being eligible as Tier 1 Capital for the Issuer, subject to the limits on the portion of the Issuer's Tier 1 capital that may consist of hybrid securities in accordance with Applicable Banking Regulations and the interpretations of the SGCB. The initial principal amount of the Notes could exceed those limits at the time the Notes are issued. Such eligibility depends upon a number of conditions being satisfied and which are reflected in the terms and conditions of the Notes. One of these relates to the ability of the Notes and the proceeds of their issue to be available to absorb any losses of the Issuer. Accordingly, in certain circumstances and/or upon the occurrence of certain events, payments of interest under the Notes may be restricted and, in certain cases, forfeited and the amount of Accrued Interest and the Current Principal Amount of the Notes may be reduced.

Restrictions on Payment

For so long as the compulsory interest provisions do not apply, the Issuer may elect, and in certain circumstances shall be required, not to pay interest falling due on the Notes on any Interest Payment Date. Any interest not so paid on any such Interest Payment Date shall be forfeited and shall therefore no longer be due and payable by the Issuer, save as otherwise provided. See "Terms and Conditions of the Notes – Interest and Interest Suspension".

In addition, in certain circumstances, payment of interest will be suspended automatically upon the occurrence of a Supervisory Event. See "Terms and Conditions of the Notes – Interest and Interest Suspension".

The Accrued Interest and the Current Principal Amount of the Notes may be reduced, as required, on one or more occasions following a Supervisory Event, on a semi-annual basis. See "Terms and Conditions of the Notes – Loss Absorption and Return to Financial Health".

No Limitation on Issuing Debt

There is no restriction on the amount of debt which the Issuer may issue or guarantee. The Issuer and its subsidiaries and affiliates may incur additional indebtedness or grant guarantees in respect of indebtedness of third parties, including indebtedness or guarantees that rank senior in priority of payment to the Notes. If the Issuer's financial condition were to deteriorate, the Noteholders could suffer direct and materially adverse consequences, including suspension of interest and reduction of interest and principal and, if the Issuer were liquidated (whether voluntarily or involuntarily), loss by Noteholders of their entire investment.

Undated Securities

The Notes are undated securities, with no specified maturity date. The Issuer is under no obligation to redeem the Notes at any time (except as provided in "Terms and Conditions of the Notes – Redemption and Purchase").

The Noteholders have no right to require redemption of the Notes, except if a judgment is issued for the insolvent judicial liquidation (*liquidation judiciaire*) of the Issuer or if the Issuer is liquidated for any other reason. See "Terms and Conditions of the Notes - Event of Default" below.

Redemption Risk

The Notes are undated obligations in respect of which there is no fixed redemption date. Nevertheless, the Notes may be redeemed at the option of the Issuer, in whole but not in part, (i) on the First Call Date and on any Interest Payment Date thereafter and (ii) at any time for certain tax or regulatory reasons. See "Terms and Conditions of the Notes – Redemption and Purchase".

In certain circumstances for tax reasons (see "Terms and Conditions of the Notes – Redemption and Purchase"), the Issuer will be required to redeem the Notes in whole (but not in part).

In each case, early redemption of the Notes is subject to the prior approval of the *Secrétariat général of the Commission bancaire.*

There can be no assurance that, at the relevant time, Noteholders will be able to reinvest the amounts received upon redemption at a rate that will provide the same return as their investment in the Notes.

No Prior Market for the Notes

There is currently no existing market for the Notes, and there can be no assurance that any market will develop for the Notes or that Noteholders will be able to sell their Notes in the secondary market. There is no obligation to make a market in the Notes. Application has been made for the Notes to be listed on the Luxembourg Stock Exchange and on the Official Segment of the Stock Market of Euronext Amsterdam N.V.

TERMS AND CONDITIONS OF THE NOTES

The issue outside the Republic of France of the €600,000,000 Undated Deeply Subordinated Fixed to Floating Rate Notes (the "Notes") of Crédit Agricole S.A. (the "Issuer") was decided on 3 February, 2005 by the *Directeur Adjoint des Finances Groupe* of the Issuer, acting pursuant to a resolution of the board of directors (*conseil d'administration*) of the Issuer dated 22 July, 2004. The Notes are issued with the benefit of a fiscal agency agreement (the "Fiscal Agency Agreement") dated 4 February, 2005 between the Issuer, Crédit Agricole Investor Services Corporate Trust S.A. as fiscal agent and principal paying agent (the "Fiscal Agent", which expression shall, where the context so admits, include any successor for the time being of the Fiscal Agent), the other paying agents named therein (together, the "Paying Agents", which expression shall, where the context so admits, include the Fiscal Agent and any successors for the time being of the Paying Agents or any additional paying agents appointed thereunder from time to time) and Crédit Agricole Investor Services Corporate Trust S.A. as calculation agent (the "Calculation Agent", which expression shall, where the context so admits, include any successor for the time being of the Calculation Agent). Reference below to the "Agents" shall be to the Fiscal Agent, the Paying Agents and/or the Calculation Agent, as the case may be. Copies of the Fiscal Agency Agreement are available for inspection at the specified offices of the Paying Agents. References below to "Conditions" are, unless the context otherwise requires, to the numbered paragraphs below.

1. DEFINITIONS

For the purposes of these Conditions:

"Accrued Interest" is only applicable with respect to an Interest Period whose Interest Payment Date is an Optional Interest Payment Date and means, with respect to the period from (and including) the immediately preceding Interest Payment Date (or in the case of the first Interest Payment Date, the Issue Date) to (but excluding) the date of the occurrence of a Supervisory Event, the amount of interest accrued on the Notes during such period as calculated by the Calculation Agent.

"Applicable Banking Regulations" means, at any time, the capital adequacy regulations then in effect of the regulatory authority in France (or if the Issuer becomes domiciled in a jurisdiction other than France, such other relevant jurisdiction) having authority to adopt capital adequacy regulations with respect to the Issuer.

"Compulsory Interest Payment Date" means each Interest Payment Date as to which at any time during a period of one year prior to such Interest Payment Date:

(i) the Issuer has declared or paid a dividend (whether in cash, shares or any other form but excluding a dividend paid in newly issued shares), or more generally made a payment of any nature, on any class of share capital or on other equity securities issued by the Issuer, in each case to the extent categorised as Tier 1 Capital, or on the T3CJ, or on Deeply Subordinated Obligations or under any Support Agreement, unless such payment on Deeply Subordinated Obligations or under Support Agreements was required to be made as a result of a dividend or other payment having been made on any class of share capital or on other equity securities issued by the Issuer;

(ii) the Issuer has redeemed, repurchased or otherwise acquired any class of its share capital or the T3CJ, by any means, with the exception of repurchases of share capital for purposes of making shares available to cover employee stock option, stock attribution or stock purchase programmes, regularisation of the Issuer's share price, investment activities or holding shares with a view to their resale or exchange, particularly in connection with external growth transactions or the issuance of securities convertible into or exchangeable for the Issuer's share capital; or

(iii) any subsidiary of the Issuer has declared or paid a dividend on any Parity Securities, unless such dividend was required to be paid as a result of a dividend or other payment having been made on any class of share capital or on other equity securities issued by the Issuer or on any other Parity Securities,

provided, however, that if a Supervisory Event occurred prior to such Interest Payment Date and is continuing, such Interest Payment Date shall only be a Compulsory Interest Payment Date if such Supervisory Event had occurred prior to the relevant event described in sub-paragraph (i), (ii) or (iii) above.

For the avoidance of doubt, there will be no Compulsory Interest Payment Date in the event of a redemption or repurchase by the Issuer or any subsidiary of the Issuer of any Parity Securities, Deeply

Subordinated Obligations (including the Notes) or any other securities issued by the Issuer or any loans granted to the Issuer which rank *pari passu* with the Notes.

"Consolidated Net Income" means the consolidated net income (excluding minority interests) of the Issuer, as calculated and set out in the audited annual consolidated accounts of the Issuer adopted by the Issuer's shareholders' general meeting.

"Current Principal Amount" means at any time the principal amount of the Notes, calculated on the basis of the Original Principal Amount of the Notes as such amount may be reduced, on one or more occasions, pursuant to the application of the Loss Absorption mechanism and/or reinstated on one or more occasions following a Return to Financial Health, as the case may be, pursuant to Conditions 5.1 and 5.2.

"Deeply Subordinated Obligations" means deeply subordinated obligations of the Issuer, whether in the form of notes or loans or otherwise, which rank *pari passu* among themselves and with the Notes, senior to the T3CJ and any class of the Issuer's share capital, and behind the *prêts participatifs* granted to the Issuer, the *titres participatifs* issued by the Issuer, Ordinarily Subordinated Obligations and Unsubordinated Obligations. For the avoidance of doubt, the T3CJ are not Deeply Subordinated Obligations.

"Early Redemption Date" means the date set for redemption under Condition 6.2.

"End of Supervisory Event" means, following a Supervisory Event, the first date on which either of the following events occurs:

(a) if the Supervisory Event occurred pursuant to paragraph (a) of the definition of Supervisory Event, the risk-based consolidated capital ratio of the Issuer and its consolidated subsidiaries, calculated in accordance with the Applicable Banking Regulations, complies with the minimum percentage required in accordance with Applicable Banking Regulations; or

(b) if the Supervisory Event occurred pursuant to paragraph (b) of the definition of Supervisory Event, the notification by the SGCB to the Issuer that it has determined, in its sole discretion, in view of the financial condition of the Issuer, that the circumstances which resulted in the Supervisory Event have ended.

An End of Supervisory Event shall be deemed to occur pursuant to paragraph (a) above on the date on which the Issuer publishes its annual or half year results indicating that the risk-based consolidated capital ratio has been restored to the relevant level, or on any such other date on which the Issuer determines that such ratio has been so restored.

"Euro-zone" means the region comprised of member states of the European Union which have adopted or adopt the Euro in accordance with the Treaty establishing the European Community, as amended.

"Existing Support Agreements" means the following support agreements:

(a) the Support Agreement, dated as of 30 January, 2003 and as amended from time to time, between the Issuer and CA Preferred Funding LLC relating to CA Preferred Funding LLC's 7.0% Noncumulative Preferred Securities;

(b) the Support Agreement, dated as of 6 August, 2003, between the Issuer and CA Preferred Funding LLC, relating to the 7.0% Noncumulative Company Preferred Securities of CA Preferred Funding LLC; and

(c) the Support Agreement, dated as of 19 December, 2003, between the Issuer and CA Preferred Funding LLC, relating to the 6.0% Noncumulative Company Preferred Securities of CA Preferred Funding LLC.

"First Call Date" means 4 February 2015.

"Fixed Rate Interest Amount" has the meaning set forth in Condition 4.

"Fixed Rate Interest Payment Date" has the meaning set forth in Condition 4.

"Fixed Rate Interest Period" means the period beginning on (and including) the Issue Date and ending on (but excluding) 4 February 2006.

"Floating Rate Interest Amount" has the meaning set forth in Condition 4.

"Floating Rate Interest Period" means the period beginning on (and including) the First Call Date and ending on (but excluding) the first Floating Rate Interest Payment Date and each successive period beginning

on (and including) a Floating Rate Interest Payment Date and ending on (but excluding) the next succeeding Floating Rate Interest Payment Date.

"Floating Rate Interest Payment Date" has the meaning set forth in Condition 4.

"Interest Amount" means a Fixed Rate Interest Amount and/or a Floating Rate Interest Amount, as the case may be.

"Interest Payment Date" means a Fixed Rate Interest Payment Date or a Floating Rate Interest Payment Date, as the case may be.

"Interest Period" means a Fixed Rate Interest Period or a Floating Rate Interest Period, as the case may be.

"Loss Absorption" has the meaning set forth in Condition 5.

"Noteholders" means the holders of the Notes.

"Optional Interest Payment Date" means any Interest Payment Date other than a Compulsory Interest Payment Date.

"Ordinarily Subordinated Obligations" means subordinated obligations of the Issuer, whether in the form of notes or loans or otherwise, which rank in priority to the *prêts participatifs* granted to the Issuer, the *titres participatifs* issued by the Issuer, Support Agreement Claims, Deeply Subordinated Obligations and the Notes.

"Original Principal Amount" means the principal amount of the Notes on the Issue Date (*i.e.*, €600,000,000) not taking into account any Loss Absorption or Reinstatement.

"Parity Securities" means any preferred securities or preferred or preference shares issued by any subsidiary of the Issuer (including in particular CA Preferred Funding LLC), the proceeds of which are eligible as consolidated *fonds propres de base* for the Issuer, to the extent that such subsidiary benefits from any Support Agreement.

"Return to Financial Health" has the meaning set forth in Condition 5.

"Supervisory Event" means the first date on which either of the following events occurs:

(a) the risk-based consolidated capital ratio of the Issuer and its consolidated subsidiaries, calculated in accordance with the Applicable Banking Regulations, falls below the minimum percentage required in accordance with Applicable Banking Regulations; or

(b) the notification by the SGCB to the Issuer, that it has determined, in its sole discretion, in view of the deteriorating financial condition of the Issuer, that the foregoing paragraph (a) of this definition would apply in the near term.

A Supervisory Event shall be deemed to occur pursuant to paragraph (a) above on the date on which the Issuer publishes its annual or half year results indicating that the risk-based consolidated capital ratio has fallen below the relevant level, or on any such other date on which the Issuer determines that such ratio has fallen below such level.

"Support Agreement" means the Existing Support Agreements and any other guarantee, support agreement or other agreement or instrument issued by the Issuer in favour of an issuer of Parity Securities and having a similar effect to the Existing Support Agreements, if claims under such guarantee, support agreement or other agreement or instrument rank behind present and future *prêts participatifs* granted to the Issuer, *titres participatifs* issued by the Issuer, Ordinarily Subordinated Obligations and Unsubordinated Obligations and in priority to any payments to holders of T3CJ and any classes of share capital issued by the Issuer.

"Support Agreement Claim" means any claim against the Issuer by any subsidiary of the Issuer pursuant to a Support Agreement.

"SGCB" means the *Secrétariat général de la Commission bancaire* which reference shall, where applicable, include any other authority having supervisory authority with respect to the Issuer.

"TARGET Business Day" means a day on which the TARGET System is operating.

"TARGET System" means the Trans-European Automated Real Time Gross Settlement Express Transfer System or any successor thereto.

"T3CJ" means undated hybrid capital securities in the amount of €1,839 million issued by the Issuer to an entity wholly-owned by the *Caisses Régionales* on 26 June, 2003.

"Unsubordinated Obligations" means unsubordinated obligations of the Issuer which rank in priority to Ordinarily Subordinated Obligations.

"10 year CMS Rate" means the mid-market annual swap rate expressed as a percentage for a EUR interest rate swap transaction with a term equal to 10 years which appears on the Reuters screen page 'ISDAFIX2' at 11:00 a.m. Frankfurt time on the second TARGET Business Day immediately preceding the first day of the respective Interest Period.

2. FORM, DENOMINATION AND TITLE

The Notes are issued in dematerialised bearer form (*au porteur*) in the denomination of €1,000. Title to the Notes will be evidenced in accordance with article L.211-4 of the French *Code monétaire et financier* by book-entries (*inscription en compte*). No physical document of title (including *certificats représentatifs* pursuant to Article 7 of *décret* no. 83-359 dated 2 May 1983) will be issued in respect of the Notes.

The Notes will, upon issue, be inscribed in the books of Euroclear France S.A. ("Euroclear France") which shall credit the accounts of the Account Holders. For the purpose of these Conditions, "Account Holder" shall mean any authorised financial intermediary institution entitled to hold, directly or indirectly, accounts on behalf of its customers with Euroclear France, and includes the depositary banks for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg").

Title to the Notes shall be evidenced by entries in the books of Euroclear France and will pass upon, and transfer of Notes may only be effected through, registration of the transfer in such books.

3. STATUS OF THE NOTES AND SUBORDINATION

The Notes are deeply subordinated notes of the Issuer issued pursuant to the provisions of article L. 228-97 of the French *Code de commerce*, as amended in particular by law n°2003-706 on financial security dated 1 August 2003.

The proceeds of the issue of the Notes will be treated for regulatory purposes as consolidated *fonds propres de base* for the Issuer, subject to the limits on the portion of the Issuer's *fonds propres de base* that may consist of hybrid securities in accordance with Applicable Banking Regulations and the interpretations of the SGCB. The initial principal amount of the Notes could exceed those limits at the time the Notes are issued. *Fonds propres de base* ("Tier 1 Capital") shall have the meaning given to it in Article 2 of *Règlement* n° 90-02 dated 23 February 1990, as amended, of the *Comité de la Réglementation Bancaire et Financière* (the "CRBF Regulation"), or otherwise recognised as *fonds propres de base* by the SGCB. The CRBF Regulation should be read in conjunction with the press release of the Bank for International Settlements dated 27 October 1998 concerning instruments eligible for inclusion in Tier 1 Capital (the "BIS Press Release"). The French language version of the BIS Press Release is attached to the report published annually by the SGCB entitled "*Modalités de calcul du ratio international de solvabilité*".

The principal and interest on the Notes (which constitute *obligations* under French law) are direct, unconditional, unsecured and deeply subordinated obligations of the Issuer and rank and will rank *pari passu* among themselves and with all other present and future Support Agreement Claims and Deeply Subordinated Obligations, senior to the T3CJ of the Issuer, and shall be subordinated to the present and future *prêts participatifs* granted to the Issuer and present and future *titres participatifs*, Ordinarily Subordinated Obligations and Unsubordinated Obligations of the Issuer.

In the event of liquidation of the Issuer, the Notes shall rank in priority to any payments to any classes of share capital issued by the Issuer and any reimbursement of the T3CJ.

There will be no limitations on issuing debt, at the level of the Issuer or of any consolidated subsidiaries.

4. INTEREST AND INTEREST SUSPENSION

4.1 General

The Notes bear interest on their Current Principal Amount at a fixed rate of 6.0 per cent per annum (the "Fixed Interest Rate") from (and including) 4 February 2005 (the "Issue Date") to but excluding 4 February 2006 (the "Fixed Rate Interest Payment Date") and thereafter at a floating rate per annum equal to the 10-year CMS Rate plus 0.025 per cent per annum, subject to a maximum rate of interest of 7.75 per cent per annum (the

"Floating Interest Rate") as determined by the Calculation Agent in accordance with Condition 4.3 below payable annually in arrear on 4 February in each year (each a "Floating Rate Interest Payment Date"), commencing on 4 February 2007.

Interest will cease to accrue on the Notes on the due date for redemption thereof unless, upon such due date, payment of principal is improperly withheld or refused or if default is otherwise made in respect of payment thereof. In such event, interest will continue to accrue at the relevant rate as specified in the preceding paragraph (as well after as before judgment) on the Original Principal Amount of the Notes until the day on which all sums due in respect of the Notes up to that day are received by or on behalf of the relevant Noteholder.

4.2 Fixed Interest Rate

4.2.1 The amount of interest (the "Fixed Rate Interest Amount") payable on the Notes on the Fixed Rate Interest Payment Date will be the product of the Current Principal Amount of the Notes and the Fixed Interest Rate, multiplied by the 30/360 day count fraction and rounding the resulting figure, if necessary, to the nearest cent (half a cent being rounded upwards).

4.2.2 If interest is required to be calculated in respect of the Fixed Rate Interest Period where the Current Principal Amount of the Notes is less than their Original Principal Amount for a portion thereof, it shall be calculated by the Calculation Agent by applying the Fixed Interest Rate to the Current Principal Amount of the Notes as determined from time to time within the Regular Period, multiplying such product by the 30/360 day count fraction for each relevant portion of a Regular Period, adding the results for all such portions and rounding the resulting figure, if necessary, to the nearest cent (half a cent being rounded upwards). The Calculation Agent will cause such Fixed Rate Interest Amount to be notified to the Issuer, the Fiscal Agent, the Official Segment of the Stock Market of Euronext Amsterdam and the Luxembourg Stock Exchange and will cause the publication thereof in accordance with Condition 11 as soon as possible after its determination but in no event later than the fourth TARGET Business Day thereafter.

For the purposes of this Condition 4:

"30/360" means, in respect of any period, the number of days in any portion of a Regular Period in respect of which payment is being made divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (i) the last day of the Regular Period is the 31st day of a month but the first day of the Regular Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month or (ii) the last day of the Regular Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

"Regular Period" means each period from (and including) the Issue Date or any Interest Payment Date to (but excluding) the next Interest Payment Date.

4.3 Floating Rate

4.3.1 The Notes bear interest at the Floating Interest Rate from and including 4 February 2006, payable on each Floating Rate Interest Payment Date.

The Floating Interest Rate for each Floating Rate Interest Period will be determined by the Calculation Agent on the following basis:

(a) the Calculation Agent will determine the 10 year CMS Rate for the relevant Floating Rate Interest Period on the second TARGET Business Day before the first day of the relevant Floating Rate Interest Period (the "Floating Rate Interest Determination Date");

(b) if such rate does not appear on the relevant screen page, the Calculation Agent will:

(A) request the principal Euro-zone office of each of five major banks in the Euro-zone interbank market (as selected by the Calculation Agent) to provide a quotation of its mid-market ten year euro swap rate (annual 30/360) for which the relevant floating rate is six month EURIBOR (semi-annual, Act/360), as at approximately 11.00 a.m. (Frankfurt time) on the Floating Rate Interest Determination Date; and

(B) determine the arithmetic mean (rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, 0.000005 being rounded upwards) of such quotations; and

(c) if fewer than two such quotations are provided as requested, the Calculation Agent will determine the relevant swap rate as the fair market mid-market ten year euro swap rate (annual 30/360) for which the relevant floating rate is six month EURIBOR (semi-annual, Act/360), as at 11.00 a.m. (Frankfurt time) on the Floating Rate Interest Determination Date,

and the Floating Interest Rate for such Floating Rate Interest Period shall be equal to the 10 year CMS Rate so determined plus 0.025 per cent per annum, subject to a maximum Floating Interest Rate of 7.75 per cent per annum; provided, however, that if the Calculation Agent is unable to determine a rate in accordance with the above provisions in relation to any Floating Rate Interest Period, the Floating Interest Rate applicable to the Notes during such Floating Rate Interest Period will be the rate last determined in relation to the Notes in respect of a preceding Floating Rate Interest Period.

4.3.2 Determination of Floating Interest Rate and Calculation of Floating Rate Interest Amount by the Calculation Agent

The Calculation Agent will, as soon as practicable after 11.00 a.m. (Frankfurt Time) on each Floating Rate Interest Determination Date in relation to each Floating Rate Interest Period, calculate the amount of interest (the "Floating Rate Interest Amount") payable in respect of each Note for such Floating Rate Interest Period. The Floating Rate Interest Amount will be calculated by applying the Floating Interest Rate for such Floating Rate Interest Period to the Current Principal Amount of such Note as determined, if the Current Principal Amount of the Notes is less than the Original Principal Amount for a portion of such Floating Rate Interest Period, from time to time within such Floating Rate Interest Period, multiplying the product by the 30/360 day count fraction for each relevant portion of such Floating Rate Interest Period, adding the results for all such portions and rounding the resulting figure to the nearest cent (half a cent being rounded upwards).

4.3.3 Publication of Floating Interest Rate and Floating Rate Interest Amount

The Calculation Agent will cause the Floating Interest Rate and the Floating Rate Interest Amount for each Floating Rate Interest Period and the relevant Floating Rate Interest Payment Date to be notified to the Issuer, the Fiscal Agent, the Official Segment of the Stock Market of Euronext Amsterdam and the Luxembourg Stock Exchange and any other stock exchange on which the Notes are for the time being listed and the Calculation Agent will cause publication thereof in accordance with Condition 11 on or prior to the first day of the relevant Floating Rate Interest Period. The Floating Rate Interest Payment Date so published may subsequently be amended (or appropriate arrangements made by way of adjustment). If the Notes become due and payable under Condition 6.2(b) or 6.3 or under Condition 9 after the First Call Date other than on a Floating Rate Interest Payment Date, the Floating Rate Interest Amount and the Floating Interest Rate payable in respect of the Notes shall nevertheless continue to be calculated as previously described by the Calculation Agent in accordance with this Condition 4 until the Notes are actually repaid but no publication of the Floating Interest Rate or the Floating Rate Interest Amount so calculated need be made.

4.4 Compulsory Interest and Optional Interest

4.4.1 On any Compulsory Interest Payment Date

The Issuer shall, on each Compulsory Interest Payment Date, for so long as the compulsory interest provisions apply (as set out in the definition of "Compulsory Interest Payment Date"), pay interest in respect of the Notes accrued to that date in respect of the Interest Period ending immediately prior to such Compulsory Interest Payment Date.

Interest accrued and payable on any Compulsory Interest Payment Date is not subject to reduction in accordance with Condition 5.1.

4.4.2 On any Optional Interest Payment Date

For so long as the compulsory interest provisions do not apply, the Issuer may elect not to pay interest on any Optional Interest Payment Date.

On any Optional Interest Payment Date, the Issuer may, at its option, pay interest in respect of the Notes accrued to that date in respect of the Interest Period ending immediately prior to such Optional Interest Payment Date, but the Issuer shall have, subject to such election and decision having been made as described above, no obligation to make such payment and any such failure to pay shall not constitute a default by the Issuer under the Notes or for any other purpose.

Notice of non-payment of all or any interest under the Notes on any Optional Interest Payment Date shall be given to the Noteholders in accordance with Condition 11 and (for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require) to the Luxembourg Stock Exchange.

Such notice shall be given at least seven days prior to the relevant Optional Interest Payment Date. For so long as the Notes are listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V. and the rules of such exchange so require, notices of non-payment of all or any interest under the Notes on any Optional Interest Payment Date shall also be published, in a daily newspaper of general circulation in the Netherlands (which is expected to be *Het Financieele Dagblad*), with notice thereof given to Euronext Amsterdam N.V., and in the Daily Official List (*Officiële Prijscourant*).

Save as otherwise provided, any interest not paid on an Optional Interest Payment Date will be forfeited and accordingly will no longer be due and payable by the Issuer.

The amount of Accrued Interest in respect of the Interest Period ending immediately prior to any Optional Interest Payment Date may be reduced following a Supervisory Event, as provided in Condition 5.1.

Payment of interest will automatically be suspended upon the occurrence of a Supervisory Event (and until the occurrence of an End of Supervisory Event), unless the relevant Interest Payment Date is a Compulsory Interest Payment Date.

4.5 Optional Interest and Supervisory Event

4.5.1 Interest Payable on Optional Interest Payment Dates Following the Occurrence of a Supervisory Event

In the event that a Supervisory Event has occurred during the Interest Period immediately preceding an Optional Interest Payment Date:

(x) the accrual of interest, if any, in respect of the Notes shall automatically be suspended. In addition, the amount of Accrued Interest may be reduced to absorb losses in accordance with Condition 5.1; and

(y) no interest on the Notes shall accrue nor be payable by the Issuer with respect to the remaining period in such Interest Period or any other Interest Period during the period starting on the date of the Supervisory Event and ending on the date of the End of Supervisory Event, unless an event triggering a Compulsory Interest Payment Date subsequently occurs.

Such interest may be paid on the next succeeding Optional Interest Payment Date occurring as from the date of the End of Supervisory Event.

4.5.2 Interest Payable on Optional Interest Payment Dates after End of Supervisory Event

At the option of the Issuer, any Accrued Interest, to the extent not reduced to absorb losses in accordance with Condition 5.1, may be paid on the first Optional Interest Payment Date falling on or after the date of the End of Supervisory Event. Any Accrued Interest not paid by the Issuer on such first Optional Interest Payment Date will be forfeited.

In respect of any Optional Interest Payment Date which occurs on or after the End of Supervisory Event, interest on the Notes will recommence accruing on its Current Principal Amount, on the basis of the number of days elapsed during the period from (and including) the date of End of Supervisory Event to (but excluding) the next succeeding Interest Payment Date as calculated by the Calculation Agent in accordance with Condition 4.2 or, as the case may be, 4.3. At the option of the Issuer, such interest may be paid on the next succeeding Optional Interest Payment Date occurring as from the date of the End of Supervisory Event (inclusive). Any such interest not paid by the Issuer on such first Optional Interest Payment Date will be forfeited.

5. LOSS ABSORPTION AND RETURN TO FINANCIAL HEALTH

5.1 Loss Absorption

In the event of the occurrence of a Supervisory Event, the board of directors of the Issuer will convene an extraordinary shareholders' meeting during the 3 months following the occurrence of the Supervisory Event in order to propose a share capital increase or any measure regarded as necessary or useful to remedy the Supervisory Event. If the share capital increase or any proposed measures are not accepted by the extraordinary shareholders' meeting or if the share capital increase is not sufficiently subscribed to remedy the Supervisory Event, or if the Supervisory Event remains on the last day of the financial half year during which the Supervisory Event has occurred, the Issuer will implement, within 10 business days following the last day of this financial half year, a reduction of the amount of Accrued Interest, if any, and thereafter, if necessary, of the Current Principal Amount of the Notes ("Loss Absorption"). A Loss Absorption will firstly be implemented by partially or fully reducing the amount of the Accrued Interest, if any. If the total reduction of Accrued Interest is

not sufficient for the purpose of the Loss Absorption, a further Loss Absorption will be implemented by partially or fully reducing the Current Principal Amount of the Notes. Such reductions will be recorded as a profit in the Issuer's consolidated accounts (whether audited annual or unaudited semi-annual).

The amounts by which Accrued Interest and, as the case may be, the Current Principal Amount of the Notes are reduced (the "Reduction Amounts") will be the lower of (i) the amount of consolidated losses of the Issuer which, following a Supervisory Event, have not been allocated to its shareholders funds (*capitaux propres*) as set out in its consolidated accounts and (ii) the sum of the amounts of Accrued Interest, if any, and the Current Principal Amount of the Notes before such reduction.

Notwithstanding any other provision, the Current Principal Amount of each Note shall never be reduced to an amount lower than one cent of one euro.

For the avoidance of doubt, the first remedy to the Supervisory Event will be the share capital increase or the implementation of any other measures adopted by the extraordinary shareholders' meeting of the Issuer to remedy such Supervisory Event. To the extent such increase of share capital or other measures are not sufficient, the Loss Absorption will be applied first against the amount of Accrued Interest, if any, and thereafter, if necessary, against the Current Principal Amount of the Notes as herein described.

Accrued Interest and the Current Principal Amount of the Notes pursuant to the above provision may be reduced on one or more occasions, as required.

In the event that other Deeply Subordinated Obligations which would be subject to such reductions are outstanding, such reductions will be applied on a pro-rata basis among the Notes and such other Deeply Subordinated Obligations.

Interest accrued and payable on any Compulsory Interest Payment Date is not subject to reduction.

Notice of any Supervisory Event and of any End of Supervisory Event shall be given to the Noteholders in accordance with Condition 11 and (for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require) the Luxembourg Stock Exchange. For so long as the Notes are listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V. and the rules of such exchange so require, notice of any Supervisory Event and of any End of Supervisory Event shall also be published, in a daily newspaper of general circulation in the Netherlands (which is expected to be *Het Financieele Dagblad*), with notice thereof given to Euronext Amsterdam N.V., and in the Daily Official List (*Officiële Prijscourant*). Such notice shall be given as soon as practicable following the occurrence of a Supervisory Event and of any End of Supervisory Event. Notice of any reduction of the Current Principal Amount of the Notes shall be given to the Noteholders in accordance with Condition 11 and (for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require) the Luxembourg Stock Exchange. For so long as the Notes are listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V. and the rules of such exchange so require, notice of any reduction of the Current Principal Amount shall also be published, in a daily newspaper of general circulation in the Netherlands (which is expected to be *Het Financieele Dagblad*), with notice thereof given to Euronext Amsterdam N.V., and in the Daily Official List (*Officiële Prijscourant*). Such notice shall be given at least seven days prior to the relevant reduction of the Current Principal Amount.

5.2 Return to Financial Health

If a positive Consolidated Net Income is recorded for at least two consecutive financial years reported following the End of Supervisory Event (a "Return to Financial Health"), the Issuer shall increase the Current Principal Amount of the Notes (a "Reinstatement") in a maximum amount that will ensure that any such Reinstatement (either up to the Original Principal Amount or up to any other amount lower than the Original Principal Amount) does not trigger the occurrence of a Supervisory Event.

Whether or not a Return to Financial Health has occurred, the Issuer shall increase the Current Principal Amount of the Notes up to the Original Principal Amount (which shall also constitute a "Reinstatement") prior to:

(i) any declaration or payment of a dividend (whether in cash, shares or any other form but excluding a dividend paid in additional shares), or more generally any payment of any nature, by the Issuer on any class of share capital or on other equity securities issued by the Issuer, in each case to the extent categorised as Tier 1 Capital, on the T3CJ, or on Deeply Subordinated Obligations or under any Support Agreement, unless such payment on Deeply Subordinated Obligations or under Support Agreements was required to be made as a result of a dividend or

other payment having been made on any class of such share capital or on other such equity securities issued by the Issuer; or

(ii) any declaration or payment by any subsidiary of the Issuer of a dividend on any Parity Securities, unless such dividend was required to be paid as a result of a dividend or other payment having been made on any class of such share capital or on other such equity securities issued by the Issuer or on any other Parity Securities; or

(iii) any optional redemption by the Issuer of the Notes in accordance with their terms.

No payments will be made to holders of the T3CJ, of shares of any class whatsoever of the share capital of the Issuer or of any other equity securities issued by the Issuer, in each case to the extent categorised as Tier 1 Capital, before all amounts due, but unpaid, to all Noteholders under the Notes have been paid by the Issuer.

No such Reinstatement shall be made in the event of a redemption or repurchase by the Issuer or any subsidiary of the Issuer of any Parity Securities, other Deeply Subordinated Obligations or any other securities issued by the Issuer or any loans granted to the Issuer which rank *pari passu* with the Notes or in the event of a redemption, repurchase or other acquisition by the Issuer of the T3CJ or of any class of its share capital.

Any Reinstatement shall be recorded by the Issuer in its consolidated accounts as a loss of an amount corresponding to such Reinstatement.

The amount of any Reinstatement will not exceed the amount of the latest positive Consolidated Net Income of the Issuer.

For the avoidance of doubt, any Reinstatement shall be made in a maximum amount that will ensure that such Reinstatement does not trigger the occurrence of a Supervisory Event or, except with respect to Condition 5.2 (iii) above, a worsening of a Supervisory Event.

In the event that other Deeply Subordinated Obligations are outstanding and may also benefit from a reinstatement or an increase of their Current Principal Amount in accordance with their terms, any Reinstatement will be applied on a pro-rata basis with other reinstatements or increases of the principal amount made on such other Deeply Subordinated Obligations.

Such Reinstatement or increase of the Current Principal Amount of the Notes shall be made on one or more occasions in the conditions described above until the Current Principal Amount of the Notes has been reinstated to the Original Principal Amount (save in the event of occurrence of another Supervisory Event).

Any Accrued Interest that has been reduced pursuant to Condition 5.1 shall not be reinstated pursuant to this Condition 5.2.

Notice of any Return to Financial Health shall be given to the Noteholders in accordance with Condition 11 and (for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require) the Luxembourg Stock Exchange. For so long as the Notes are listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V. and the rules of such exchange so require, notice of any Return to Financial Health shall also be published, in a daily newspaper of general circulation in the Netherlands (which is expected to be *Het Financieele Dagblad*), with notice thereof given to Euronext Amsterdam N.V., and in the Daily Official List (*Officiële Prijscourant*). Such notice shall be given as soon as practicable, following the occurrence of a Return to Financial Health. Notice of any Reinstatement and any increase of the Current Principal Amount of the Notes shall be given to the Noteholders in accordance with Condition 11 and (for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require) to the Luxembourg Stock Exchange. For so long as the Notes are listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V. and the rules of such exchange so require, notice of any Reinstatement and any increase of the Current Principal Amount of the Notes shall also be published, in a daily newspaper of general circulation in the Netherlands (which is expected to be *Het Financieele Dagblad*), with notice thereof given to Euronext Amsterdam N.V., and in the Daily Official List (*Officiële Prijscourant*). Such notice shall be given at least seven days prior to the relevant Reinstatement.

6. REDEMPTION AND PURCHASE

The Notes may not be redeemed otherwise than in accordance with this Condition 6.

6.1 No Final Redemption

The Notes are undated obligations in respect of which there is no fixed redemption date.

6.2 Issuer's Call Options Subject to the Approval of the SGCB

(a) General Call Option

On the First Call Date and on any Interest Payment Date thereafter, the Issuer, subject to having given not less than 30, and not more than 60, days' prior notice to the Noteholders (which notice shall be irrevocable) in accordance with Condition 11, and subject to prior approval of the SGCB, may, at its option, redeem all but not some of the Notes at their Original Principal Amount, together with any amounts outstanding thereon, including Accrued Interest.

(b) Redemption for Regulatory Reasons or Taxation Reasons

(i) If by reason of any change in French law, any change in Applicable Banking Regulations, or any change in the official application or interpretation of such laws or regulations, becoming effective on or after the Issue Date, securities in the nature of the Notes cease to be eligible as Tier 1 Capital for the Issuer, the Issuer may, at its option, at any time, subject to having given not more than 60 nor less than 30 day's notice to Noteholders (which notice shall be irrevocable) in accordance with Condition 11, and subject to the prior approval of the SGCB, redeem all, but not some only, of the Notes at their Original Principal Amount on any Interest Payment Date provided that the due date for redemption of which notice hereunder may be given shall be no earlier than the latest date on which the proceeds of the Notes could qualify as Tier 1 Capital.

(ii) If by reason of any change in the laws or regulations of the Republic of France, or any political subdivision therein or any authority thereof or therein having power to tax, any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), or any other change in the tax treatment of the Notes, becoming effective on or after the Issue Date, interest payment under the Notes is no longer tax-deductible by the Issuer for French corporate income tax (*impôts sur les bénéfices des sociétés*) purposes, the Issuer may, at its option, at any time, subject to having given not more than 60 nor less than 30 day's notice to Noteholders (which notice shall be irrevocable) in accordance with Condition 11, and subject to the prior approval of the SGCB, redeem all, but not some only, of the Notes at their Original Principal Amount on any Interest Payment Date provided that the due date for redemption of which notice hereunder may be given shall be no earlier than the latest practicable date on which the Issuer could make such payment with interest payable being tax deductible for French corporate income tax (*impôts sur les bénéfices des sociétés*) purposes.

(iii) If by reason of a change in the laws or regulations of the Republic of France, or any political subdivision therein or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), becoming effective on or after the Issue Date, the Issuer would on the occasion of the next payment of principal or interest due in respect of the Notes, not be able to make such payment without having to pay additional amounts as specified under Condition 8, the Issuer may, at any time, subject to having given not more than 60 nor less than 30 days' prior notice to the Noteholders (which notice shall be irrevocable), in accordance with Condition 11, and subject to the prior approval of the SGCB, redeem all, but not some only, of the Notes at their Original Principal Amount on any Interest Payment Date provided that the due date for redemption of which notice hereunder may be given shall be no earlier than the latest practicable date on which the Issuer could make payment of principal and interest without withholding for French taxes or, if such date has passed, as soon as practicable thereafter.

(iv) If the Issuer would on the next payment of principal or interest in respect of the Notes be prevented by French law from making payment to the Noteholders of the full amount then due and payable, notwithstanding the undertaking to pay additional amounts contained in Condition 8, then the Issuer shall forthwith give notice of such fact to the Fiscal Agent and the Issuer shall upon giving not less than seven days' prior notice to the Noteholders in accordance with Condition 11, and subject to the prior approval of the SGCB, redeem all, but not some only, of the Notes then outstanding at their Original Principal Amount on any Interest Payment Date provided that the due date for redemption of which notice hereunder shall be given shall be no earlier than the latest practicable date on which the Issuer could make payment of the full amount of principal and interest payable without withholding for French taxes or, if such date has passed, as soon as practicable thereafter.

6.3 Purchases

The Issuer may at any time purchase Notes in the open market or otherwise at any price provided that the prior approval of the SGCB shall have to be obtained.

6.4 Cancellation

All Notes which are purchased or redeemed by the Issuer pursuant to paragraphs 6.2 to 6.3 of this Condition 6 will be cancelled and accordingly may not be reissued or sold.

7. PAYMENTS AND CALCULATIONS

7.1 Method of Payment

Payments in respect of principal and interest on the Notes will be made in Euro by credit or transfer to a Euro denominated account (or any other account to which Euro may be credited or transferred) specified by the payee with a bank in a country within the TARGET System. Such payments shall be made for the benefit of the Noteholders to the Account Holders (including the depositary banks for Euroclear and Clearstream, Luxembourg) and all payments validly made to such Euroclear France Account Holders in favour of Noteholders will be an effective discharge of the Issuer and the Fiscal Agent, as the case may be, in respect of such payment.

Payments in respect of principal and interest on the Notes will, in all cases, be made subject to any fiscal or other laws and regulations or orders of courts of competent jurisdiction applicable in respect of such payments but without prejudice to the provisions of Condition 8. No commission or expenses shall be charged by the Issuer, the Fiscal Agent or any Paying Agent to the Noteholders in respect of such payments.

7.2 Payments on Business Days

If the due date for payment of any amount of principal or interest in respect of any Note is not a Business Day (as defined below), payment shall not be made of the amount due and credit or transfer instructions shall not be given in respect thereof until the next following Business Day and the Noteholder shall not be entitled to any interest or other sums in respect of such postponed payment.

For the purposes of this Condition, "Business Day" means any day, not being a Saturday or a Sunday, (i) on which exchange markets and commercial banks are open for business in Paris, (ii) on which Euroclear France, Euroclear and Clearstream, Luxembourg are operating and (iii) which is a TARGET Business Day.

7.3 Fiscal Agent, Paying Agents and Calculation Agent

The name and specified office of the initial Fiscal Agent, the name and specified office of the other initial Paying Agent and the name and specified office of the initial Calculation Agent are as follows:

FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT

Crédit Agricole Investor Services Corporate Trust S.A.

LUXEMBOURG PAYING AGENT

Crédit Agricole Investor Services Bank Luxembourg S.A.

THE NETHERLANDS PAYING AGENT

ABN AMRO Bank N.V.

The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent, Paying Agent(s), Calculation Agent and/or appoint a substitute Fiscal Agent, Paying Agent, Calculation Agent and additional or other Paying Agents or approve any change in the office through which the Fiscal Agent, the Calculation Agent or any Paying Agent acts, provided that there will at all times be (i) a Fiscal Agent having a specified office in a European city, (ii) so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that Exchange so require, a Paying Agent having a specified office in Luxembourg (which may be the Fiscal Agent), (ii) so long as the Notes are listed on the Official Segment of the Stock Market of Euronext Amsterdam and the rules of that Exchange so require, a Paying Agent having a specified office in the Netherlands (which may be the Fiscal Agent), and (iv) so long as any Note is outstanding, a Calculation Agent having a specified office in a European city. If the Calculation Agent is unable or unwilling to continue to act as such or if the Calculation Agent fails to make any calculations in relation to the Notes, the Issuer shall appoint some other leading European bank engaged in the Euro inter-bank market (acting through its principal European office) to act in its place, subject to having given notice to the Noteholders in accordance with Condition 11 not more than 45 nor less than 30 days prior to such appointment. The Calculation Agent may not resign its duties without a successor having been so appointed. Any notice of a change in Fiscal Agent, Paying Agent, Calculation Agent or their specified office shall be given to Noteholders as specified in Condition 11.

7.4 Certificates to be final

All certificates, communications, opinion, determinations, calculation, quotations and decisions given, expressed, made or obtained for the purpose of the provisions of these Conditions whether by the Calculation Agent or the relevant banks in the Euro-zone interbank market (or any of them) shall (in the absence of wilful default or manifest error) be binding on the Issuer, the Calculation Agent, the Paying Agents, the Fiscal Agent,

the relevant banks in the Euro-zone interbank market, and all the Noteholders. No Noteholder shall (in the absence as aforesaid) be entitled to proceed against the Calculation Agent or any of them in connection with the exercise or non-exercise by them of their powers, duties and discretions.

8. TAXATION

8.1 Withholding Tax Exemption

The Notes constituting *obligations* under French law and being denominated in Euro and accordingly deemed to be issued outside France for taxation purposes, payments of interest and other revenues made by the Issuer in respect of the Notes to non-French tax residents who do not invest from a permanent establishment or fixed base situated in France and are not concurrently shareholders of the Issuer benefit under present law (as interpreted in the *Instruction* of the *Direction Générale des Impôts* 5 I-11-98 dated 30 September 1998) from the exemption provided for in article 131 quater of the French *Code Général des Impôts* (General Tax Code) from deduction of tax at source. Accordingly, such payments do not give the right to any tax credit from any French source.

8.2 Additional Amounts

If French law should require that payments of principal or interest in respect of any Note be subject to deduction or withholding in respect of any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed or levied by or on behalf of the Republic of France or any authority therein or thereof having power to tax, the Issuer shall, to the fullest extent then permitted by law, pay such additional amounts as may be necessary in order that the holder of each Note, after such deduction or withholding, will receive the full amount then due and payable thereon in the absence of such deduction or withholding; provided, however, that the Issuer shall not be liable to pay any such additional amounts in respect of any Note to a Noteholder (or beneficial owner (*ayant droit*)):

(a) who is subject to such taxes, duties, assessments or other governmental charges in respect of such Note by reason of his having some present or former connection with the Republic of France other than the mere holding of such Note; or

(b) who could avoid such deduction or withholding by making a declaration of non-residence or similar claim for exemption or reduction of the applicable deduction or withholding but fails to do so; or

(c) more than 30 days after the Relevant Date (as defined below), except to the extent that the holder thereof would have been entitled to such additional amounts on the last day of such period of 30 days; or

(d) where such deduction or withholding is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other European Union Directive implementing the conclusion of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(e) who would be able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the European Union.

For this purpose, the "Relevant Date" in relation to any Note means whichever is the later of (A) the date on which the payment in respect of such Note first becomes due and payable, and (B) if the full amount of the moneys payable on such date in respect of such Note has not been received by the Fiscal Agent on or prior to such date, the date on which notice is given in accordance with Condition 11 to Noteholders that such moneys have been so received.

References in these Conditions to principal and interest shall be deemed also to refer to any additional amounts which may be payable under the provisions of this Condition 8.

8.3. Supply of Information

Each Noteholder shall be responsible for supplying to the Paying Agent, in a timely manner, any information as may be required by the latter in order for it to comply with the identification and reporting obligations imposed on it by the European Council Directive 2003/48/EC or any European Directive implementing the conclusions of the ECOFIN Council Meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to such Directive.

9. EVENT OF DEFAULT

If any judgement is issued for the insolvent judicial liquidation (*liquidation judiciaire*) of the Issuer or if the Issuer has been liquidated for any other reason, then the Notes shall become immediately due and payable as described below.

The rights of the Noteholders in the event of a liquidation of the Issuer will be calculated on the basis of the Original Principal Amount of the Notes together with interest accrued and due in accordance with the Conditions and any other outstanding payments under the Notes. No payments will be made to the Noteholders before all amounts due, but unpaid, to all other creditors of the Issuer (including creditors of Unsubordinated Obligations of the Issuer, creditors of Ordinarily Subordinated Obligations of the Issuer, lenders in relation to *prêts participatifs* granted to the Issuer and holders of *titres participatifs* issued by the Issuer, but excluding Deeply Subordinated Obligations and Support Agreement Claims, which will be paid pro rata with the Notes) have been paid by the Issuer, as ascertained by the judicial liquidator.

No payments will be made to holders of shares of any class whatsoever of the share capital of the Issuer and no reimbursement of the T3CJ will be made before all amounts due, but unpaid, to all Noteholders under the Notes have been paid by the Issuer, as ascertained by the judicial liquidator.

10. REPRESENTATION OF THE NOTEHOLDERS

The Noteholders will be grouped automatically for the defence of their respective common interests in a masse (hereinafter referred to as the *Masse*).

The Masse will be governed by the provisions of the French *Code de Commerce* (with the exception of the provisions of articles L. 228-48, L. 228-59, and L.228-65-II thereof) and by French *décret* no. 67-236 dated 23 March 1967, as amended (with the exception of the provisions of Articles 218, 222, 224 and 226 thereof) subject to the following provisions.

10.1 Legal Personality

The Masse will be a separate legal entity and will be acting in part through one representative (hereinafter called "Representative") and in part through a general assembly of the Noteholders.

The Masse alone, to the exclusion of all individual Noteholders, shall exercise the common rights, actions and benefits which now or in the future may accrue respectively with respect to the Notes.

10.2 Representative

The office of Representative may be conferred on a Person of any nationality. However, the following Persons may not be chosen as Representative:

(a) the Issuer, the members of its board of directors (*conseil d'administration*), its general managers (*directeurs généraux*), its statutory auditors, or its employees as well as their ascendants, descendants and spouse; or

(b) companies guaranteeing all or part of the obligations of the Issuer, their respective managers (*gérants*), general managers (*directeurs généraux*), members of their board of directors, executive board, or supervisory board, their statutory auditors, or employees as well as their ascendants, descendants and spouse; or

(c) companies holding 10 per cent. or more of the share capital of the Issuer or companies having 10 per cent. or more of their share capital held by the Issuer; or

(d) persons to whom the practice of banker is forbidden or who have been deprived of the right of directing, administering or managing an enterprise in whatever capacity.

The following person is designated as Representative:

Mehdi Laidouni
Calyon, 9 Quai du Président Paul Doumer, 92 920 Paris La Défense Cedex

The alternative representative (the "Alternative Representative") shall be:

Laurent Lotehic
Calyon, 9 Quai du Président Paul Doumer, 92 920 Paris La Défense Cedex

In the event of death, incompatibility, resignation or revocation of the Representative, such Representative will be replaced by the Alternative Representative and all references to the "Representative" will

be deemed to be references to the "Alternative Representative". The Alternative Representative shall have the same powers as the Representative.

In the event of death, incompatibility, resignation or revocation of the Alternative Representative, a replacement will be elected by a meeting of the general assembly of the Noteholders.

The Issuer shall pay to the Representative an amount of €200 per year payable on the anniversary of the Issue Date in each year, commencing on the first such anniversary in 2006. The Alternative Representative will only become entitled to the annual remuneration of €200 if it exercises the duties of Representative on a permanent basis; such remuneration will accrue from the day on which it assumes such duties.

All interested parties will at all times have the right to obtain the name and address of the Representative and the Alternative Representative at the head office of the Issuer and at the offices of any of the Paying Agents.

10.3 Powers of the Representative

The Representative shall, in the absence of any decision to the contrary of the general assembly of Noteholders, have the power to take all acts of management to defend the common interests of the Noteholders. All legal proceedings against the Noteholders or initiated by them, must be brought against the Representative or by it.

The Representative may not interfere in the management of the affairs of the Issuer.

10.4 General Assemblies of Noteholders

General assemblies of the Noteholders may be held at any time, on convocation either by the Issuer or by the Representative. One or more Noteholders, holding together at least one-thirtieth of outstanding Notes may address to the Issuer and the Representative a demand for convocation of the general assembly. If such general assembly has not been convened within two months from such demand, such Noteholders may commission one of themselves to petition a Court sitting in the jurisdiction of the Court of Appeal of Paris to appoint an agent (*mandataire*) who will call the meeting.

Notice of the date, hour, place, agenda of any general assembly will be published as provided under Condition 11.

Each Noteholder has the right to participate in general assemblies in person or by proxy. Each Note carries the right to one vote.

10.5 Powers of General Assemblies

A general assembly is empowered to deliberate on the fining of the remuneration of the Representative and the Alternative Representative and their dismissal and replacement, and also may act with respect to any other matter that relates to the common rights, actions and benefits which now or in the future may accrue with respect to the Notes, including authorising the Representative to act as plaintiff or defendant.

A general assembly may further deliberate on any proposal relating to the modification of the Terms and Conditions of the Notes including any proposal, whether for arbitration or settlement, relating to rights in controversy or which were the subject of judicial decisions, it being specified, however, that a general assembly may not increase amounts payable by Noteholders, nor establish any unequal treatment between the Noteholders, nor decide to convert the Notes into shares, and that no amendment to the status of the Notes may be approved until the consent of the SGCB has been obtained in relation to such amendment.

Meetings of a general assembly may deliberate validly on first convocation only if Noteholders present or represented hold at least a quarter of the Notes then outstanding. On second convocation, no quorum shall be required. Decisions at meetings shall be taken by a simple majority of votes cast by the Noteholders attending such meeting or represented thereat.

Decisions of the general assemblies must be published in accordance with the provisions set forth in Condition 11.

10.6 Information to the Noteholders

Each Noteholder or representative thereof will have the right, during the 15 day period preceding the holding of each general assembly, to consult or make a copy of the text of the resolutions which will be proposed and of the reports which will be presented at the general assembly, which will be available for inspection at the principal office of the Issuer, at the specified offices of the Paying Agents and at any other place specified in the notice of the general assembly given in accordance with Condition 11.

10.7 Expenses

The Issuer will pay all expenses incurred in the operation of the Masse, including expenses relating to the calling and holding of general assemblies and the expenses which arise by virtue of the remuneration of the Representative, and more generally all administrative expenses resolved upon by a general assembly of the Noteholders, it being expressly stipulated that no expenses may be imputed against interest payable on the Notes.

11. NOTICES

Any notice to the Noteholders will be valid if delivered to the Noteholders through Euroclear France, Euroclear or Clearstream, Luxembourg, for so long as the Notes are cleared through such clearing systems. So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, any notice shall also be published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort* or the *Tageblatt*). For so long as the Notes are listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V. and the rules of such exchange so require, any notice shall also be published, in a daily newspaper of general circulation in the Netherlands (which is expected to be *Het Financieele Dagblad*), with notice thereof given to Euronext Amsterdam N.V., and in the Daily Official List (*Officiële Prijscourant*). If any such publication is not practicable, notice shall be validly given if published in a leading English language daily newspaper having general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which such publication is made.

12. PRESCRIPTION

Claims against the Issuer for the payment of principal and interest in respect of the Notes shall become prescribed 10 years (in the case of principal) and 5 years (in the case of interest) from the due date for payment thereof.

13. FURTHER ISSUES

The Issuer may from time to time, subject to the prior written approval of the SGCB but without the consent of the Noteholders, issue further notes to be assimilated (*assimilables*) with the Notes as regards their financial service, provided that such further notes and the Notes shall carry rights identical in all respects (or in all respects except for the first payment of interest thereon) and that the terms of such further notes shall provide for such assimilation. In the event of such assimilation, the Noteholders and the holders of any assimilated (*assimilables*) notes will for the defence of their common interests be grouped in a single Masse having legal personality.

14. GOVERNING LAW AND JURISDICTION

The Notes are governed by, and shall be construed in accordance with, the laws of the Republic of France.

In relation to any legal action or proceeding arising out of or in connection with the Notes, the Issuer irrevocably submits to the jurisdiction of the competent courts in Paris.

USE OF PROCEEDS

The Issuer intends to use the net proceeds of the issuance of the Notes, estimated to be €592,000,000 (after deducting estimated commissions and expenses of €8,000,000), for general corporate purposes, including to pay certain expenses relating to the Offering.

CAPITALISATION OF THE ISSUER

The following table sets forth the consolidated capitalisation of the Issuer as at 30 September, 2004 and as adjusted to give effect to the offering of the Notes, before the application of the proceeds thereof as set forth under "Use of Proceeds".

CAPITALISATION OF CREDIT AGRICOLE S.A. GROUP (CONSOLIDATED)
as derived from the unaudited consolidated financial statements of Crédit Agricole S.A. as at and for the period ended 30 September, 2004
(in millions of euro)

	30 September, 2004	As adjusted
Long and medium-term debt (including current portion)[1]	19,696[3]	19,696
Subordinated debt[2]	17,740[3]	18,340
Total debt	37,436	38,036
Minority interests	4,289	4,289
Shareholders' equity		
Capital stock	4,418	4,418
Premiums linked to capital	12,822	12,822
Subsidies to grant	195	195
Retained earnings (after minority interests)	5,564	5,564
Net income for the period (after minority interests)	1,728	1,728
Total shareholders' equity	24,727	24,727
Reserves		
Reserves	5,150	5,150
Fund for General Banking Risks	1,839	1,839
Total reserves	6,989	6,989
TOTAL CAPITALISATION	73,441	74,041

(1) Long and medium-term debt includes those borrowings with a residual term greater than one year. Not included are the following: interbank market instruments, negotiable debt instruments, credit balances in customer accounts and savings certificates.
(2) All subordinated debt with a residual term greater than one year. Securities and participating loans are included.
(3) Information provided as at 30 June, 2004; not available as at 30 September, 2004.

Between 30 June, 2004 and the date of this Offering Circular, the Issuer has issued the following notes:

- €456 million senior notes issued on 9 July, 2004;
- €15 million medium-term notes issued on 25 August, 2004;
- €250 million medium-term notes issued on 15 September, 2004;
- CHF200 million medium-term notes issued on 21 September, 2004;
- €200 million medium-term notes issued on 24 September, 2004;
- €150 million medium-term notes issued on 8 October, 2004;
- €47.85 million medium-term notes issued on 8 October, 2004;
- €68.17 million medium-term notes issued on 8 October, 2004;
- $16 million medium-term notes issued on 8 October, 2004;
- £200 million medium-term notes issued on 25 October, 2004;
- €185 million medium-term notes issued on 29 October, 2004;
- €425 million senior notes issued on 29 October, 2004;
- €71.27 million senior notes issued on 29 October, 2004;
- €75 million medium-term notes issued on 15 November, 2004;
- €350 million medium-term notes issued on 15 November, 2004;
- €450 subordinated notes issued on 9 December, 2004;
- €396.2 subordinated notes issued on 22 December, 2004;
- €14 million medium-term notes issued on 22 December, 2004;
- €10 million medium-term notes issued on 30 December, 2004;
- $10 million medium-term notes issued on 30 December, 2004;

- €100 million medium-term notes issued on 27 January 2005;
- $15 million medium-term notes issued on 28 January 2005; and
- €300 million medium-term notes issued on 2 February 2005.

Between 30 June, 2004 and the date of this Offering Circular, the Issuer has purchased and cancelled the following notes:

- €5 million subordinated notes on 2 July, 2004;
- € 15.6 million subordinated notes on 29 October, 2004; and
- €14.6 million perpetual subordinated notes on 29 October, 2004.

Except for the foregoing, there has been no material change in the capitalisation of Crédit Agricole S.A. since 30 June, 2004.

DESCRIPTION OF THE BANK

In the discussion that follows, the term "the Group" refers to Crédit Agricole S.A. and its consolidated subsidiaries, together with its 25% equity interest in each of the Caisses Régionales (with the exception of the Caisse Régionale of Corsica). The term "Crédit Agricole Group" refers to Credit Agricole S.A., the Caisses Régionales, the Caisses Locales and their respective subsidiaries, taken together.

Business of Crédit Agricole S.A.

Crédit Agricole S.A. is the lead bank of the Crédit Agricole Group. It is France's largest bank, and one of the largest in the world based on shareholders equity. Crédit Agricole S.A. acts as the central bank of the Crédit Agricole Group, coordinates its sales and marketing strategy, ensures the liquidity and solvency of each of the entities in the Crédit Agricole Group and, through its subsidiaries, designs and manages specialised financial products that are distributed primarily by the 43 Caisses Régionales. Crédit Agricole S.A. also holds a 25% equity interest in each of the Caisses Régionales, other than the Caisse Régionale of Corsica.

Following the success of the takeover bid for Crédit Lyonnais (public cash and share tender offer in June 2003, followed by a squeeze-out procedure in July and August 2003), the Group includes all of the businesses previously led by Crédit Lyonnais. This combination has considerably reinforced the position in the French retail banking market while benefiting from a complementary business portfolio and recognised strengths in each of its business areas.

The Group currently operates through six business segments:

- ***French retail banking – Caisses Régionales.*** This segment comprises Crédit Agricole S.A.'s 25% interest in the Caisses Régionales and their subsidiaries.

- ***French retail banking – Crédit Lyonnais network:*** This segment covers the Crédit Lyonnais network in France, including Crédit Lyonnais' private banking activities in France.

This combination, which benefits from the banks' complementary geographical positioning and customer base, strengthens the Crédit Agricole Group's position as the leader in French retail banking, with approximately 21 million individual clients, 1.4 million professional clients and more than 9,200 outlets.

- ***Specialised financial services:*** This segment combines all businesses providing banking products and services to individuals and professional customers, to business customers and local authorities in France and elsewhere in the word. These comprise:

    - Consumer credit, provided through Sofinco, Finaref (90% ownership since the end of March 2004) and Finalion (which merged into Sofinco as at March 30, 2004), in France, and through subsidiaries and partnerships in other countries, e.g. Lukas, Agos Itafinco, etc. The Group is the leader in consumer credit in France, and an important player in Europe.

    - Specialised financing to businesses, in the form of factoring (Transfact, Eurofactor) and lease finance (Ucabail, Lixxbail and EFL, notably) in which the Group ranks second in personal property leasing in terms of number of leases and volume in France..

- ***Asset management, insurance and private banking.*** This segment embraces:

    - Asset management activities (mutual funds and managed accounts), conducted chiefly through the Crédit Agricole Asset Management Group, Crédit Lyonnais Asset Management, CPR AM and BFT;

    - Life insurance (Predica)

    - Property & Casualty insurance (Pacifica and Finaref);

    - Private banking, conducted primarily by BGP Indosuez, CAI Suisse S.A., Crédit Foncier de Monaco, CAI Luxembourg, CAI Cheuvreux Gestions and by the foreign units of Crédit

Lyonnais (Crédit Lyonnais Suisse S.A., etc.); the "financial services" subsidiaries also participate in private banking.

In this segment, with euro 379 billion in assets under management, the Group is the French leader in mutual fund management in terms of assets under management. The Group is also the leading French insurer affiliated with a bank, with Prédica and Pacifica and the second largest life insurance provider in France. The Group also has a strong presence in private banking in Europe.

- ***Corporate and investment banking.*** This segment comprises, in particular, the financing and investment banking activities of CALYON, which was formed through the combination of the financing and investment banking activities of Credit Lyonnais and Crédit Agricole Indosuez on 30 April 2004. It is divided into two broad businesses.

The first of these, Capital markets and investment banking, embraces the primary and secondary equity markets, brokerage and equity derivatives activities of CAI Cheuvreux, and BFI for Crédit Lyonnais, trading in foreign exchange and fixed-income instruments (money and bond markets, derivative and structured products), mergers and acquisitions, and the UI Group's private equity businesses (UI, IDIA Participations).

The second broad category, Financing, encompasses the asset finance and banking businesses conducted by CAI and by Crédit Lyonnais' BFI, CAL FP's structured finance operations, and CAI's work-out business. In Financing activities, the Group is among the world leaders in project financing overall with a worldwide leading position in terms of total finance provided to the aviation and shipping industries. In investment banking, the Group ranks first in French equity research, second in bond issues in France in terms of volume and second in equity brokerage in Asia in terms of commissions.

- ***International retail banking.*** This segment comprises the Group's fully consolidated and equity subsidiaries engaged primarily in retail banking, chiefly in Italy (where the Group is the leading shareholder in Banca Intesa, Italy's largest bank), Portugal (the Group holds a large interest in Banco Espirito Santo), the Middle East (Al Bank Al Saudi AL Fransi, Banque Libano-Française SAL, etc.), South America (Chile with Banco del Desarollo and Uruguay with Banco Acac) and Africa (through the Crédit Lyonnais network there), together with the earnings of unconsolidated Crédit Agricole S.A. banking affiliates engaged in this line of business (Commercial Bank of Greece, etc.).

This segment reflects the Group's European and international expansion through alliances and participations in major retail banks.

In addition to its six business segments, the Group records separately its proprietary asset management and other activities. This segment includes the Group's holdings in Rue Impériale (a major indirect shareholder of the entities of the Lazard Group) as well as certain other equity participations and activities (logistics units and the real estate companies responsible for managing buildings occupied by the businesses units) of the Group. It also reflects the results of Crédit Agricole S.A.'s activities as lead bank of the Crédit Agricole Group, which includes primarily receiving 50% of the savings collected by the Caisses Régionales and the excess treasury of the Caisses Régionales, and financing the medium and long-term loans of the Caisses Régionales.

Creation and Structure of the Crédit Agricole S.A. Group

Credit Agricole S.A., formerly known as the Caisse Nationale de Crédit Agricole ("CNCA"), was created by public decree in 1920 to distribute advances to and monitor the Caisses Régionales on behalf of the French State. In 1988, the French State privatised CNCA in a mutualisation process, transferring 90% of its interest in CNCA to the Caisses Régionales and the remaining 10% to the employees of the Crédit Agricole Group. On 29 November, 2001, the shareholders of CNCA resolved to change the name of CNCA to "Crédit Agricole S.A."

On 18 October, 2001, Crédit Agricole S.A. and the Caisses Régionales entered into a Protocol under which they agreed on the terms of a restructuring of the Crédit Agricole Group in contemplation of an initial public offering of shares of Crédit Agricole S.A. Under the terms of the Protocol, among other things:

- The Caisses Régionales contributed all of their direct or indirect holdings in seven of the Crédit Agricole Group's main subsidiaries to Crédit Agricole S.A. in return for shares of Crédit Agricole S.A.;

- Crédit Agricole S.A. took a 25% interest in each of the Caisses Régionales (except for the Caisse Régionale of Corsica); and

- The Caisses Régionales created a holding company (the "Controlling Holding Company") to which they transferred all of their shares in Crédit Agricole S.A.

As of 31 December 2003, 52.38% of the capital of Crédit Agricole S.A. was owned by the Caisses Régionales (through the Controlling Holding Company), and more than 45.71% was held by the public, present or former employees of the Crédit Agricole Group and Directors of the Caisses Régionales.

Under the French Monetary and Financial Code, Crédit Agricole is responsible for maintaining the solvency and liquidity of each of the Caisses Régionales and the Crédit Agricole Group. Crédit Agricole S.A. has established a guarantee fund available to provide financial support for the Caisses Régionales. Through its subsidiary Foncaris, Crédit Agricole has also established a system by which the Caisses Régionales mutualise their credit risk in respect of large corporate loans.

In addition, the Caisses Régionales have undertaken that, in the event of certain insolvency and similar events in respect of Crédit Agricole S.A., the Caisses Régionales will intervene in favour of third party creditors of Crédit Agricole S.A. to cover any shortage of assets of Crédit Agricole. The potential liability of the Caisses Régionales under this guarantee is equal to the aggregate of their share capital and retained earnings.

Financial relations between the Crédit Agricole Group and the Caisses Régionales

- As the Crédit Agricole Group's lead bank, Crédit Agricole S.A. centralises cash surpluses and supplies short-term finance to maintain the liquidity of Caisses Régionales experiencing a shortage of funds; it carries on its balance sheet all savings deposits collected on its behalf by the Caisses Régionales, and issues long-term bonds. These centralized savings serve to fund the Caisses Régionales' medium and long-term lending, in the form of "advances";

- Following a joint consultation process between Crédit Agricole S.A. and the Caisses Régionales, Crédit Agricole S.A.'s Board of Directors approved the introduction of new internal financial regulations for the Group on 17 December 2003. These regulations came into effect on 1 January 2004. Although the basic structure of the Group's internal financial relations remains unchanged, its financial requirements are now based on market conditions.

    - 50% of savings collected will be held and managed by Crédit Agricole S.A. The margins on these funds, which are split between the Caisses Régionales and Crédit Agricole S.A., will be determined using reinvestment models and applying market rates;

    - 50% of eligible loans may be refinanced by advances from Crédit Agricole S.A. negotiated at market rates.

- the subsidiaries of Crédit Agricole S.A. pay commissions to the Caisses Régionales for the use of the branch networks of the Caisses Régionales in order to distribute the products and services of the subsidiaries.

As shareholders of Crédit Agricole S.A., the Caisses Régionales receive dividends which contribute to their net banking income. The Crédit Agricole S.A. Group in turn accounts for the earnings of the Caisses Régionales by the equity method. The dividends received by the Caisses Régionales are cancelled for consolidation purposes and are not included in Crédit Agricole S.A.'s consolidated net income.

Under the 18 October, 2001 Protocol, Crédit Agricole S.A. and the Caisses Régionales also agreed to two significant modifications in their financial relations:

- ***Changes in the decentralisation rate***

Three internal reforms have been implemented in the past in order to involve the Caisses Régionales more closely in the management and optimisation of savings funds, and to optimise the profitability of medium and long-term lending. Under these measures, a fixed percentage of the savings collected by the Caisses Régionales, which are recorded in the balance-sheet of Crédit Agricole S.A., is transferred back to the Caisses Régionales in the form of "mirror advances" at the same cost and on the same terms of liquidity and maturity as

the corresponding saving products placed by each of them. The percentage transferred back, referred to as the "decentralisation rate", has been raised successively from 15% to 25% of the savings deposited by their customers, and then to 33.33% as from 1 January, 1999 and 50% as from 31 December, 2001. Amounts transferred back to the Caisses Régionales are used by the Caisses Régionales at their discretion. In addition, under the Crédit Agricole Group's "saving-advance mechanism", Crédit Agricole S.A. makes advances (known as "traditional advances") to fund the medium and long-term loans made by the Caisses Régionales, to the extent the Caisses Régionales do not fund such loans from their own resources.

- ***Creation of a Fund for Liquidity and Solvency Banking risks***

Crédit Agricole S.A. and the Caisses Régionales created a fund for liquidity and solvency banking risks with an initial allocation of euro 609.8 million. This fund is used by Crédit Agricole S.A. for purposes of internal solidarity within the Crédit Agricole Group, enabling Crédit Agricole S.A. to discharge its functions as lead bank by providing support for Caisses Régionales experiencing difficulties. The convention instituting the fund for liquidity and solvency banking risks will remain in force for a period of five years from the time of Crédit Agricole S.A.'s initial public offering in December 2001. A further convention may be signed at the conclusion of this five-year period, following review of the situation and workings of this fund for liquidity and solvency banking risks.

In 2001, Crédit Agricole S.A. contributed 75% of the euro 609.8 million allocation to this fund, and the Caisses Régionales together contributed euro 152.4 million, on the same pro rata basis as for the Deposit Guarantee Fund set up under article L. 312-4 of the French Monetary and Financial Code.

Decisions to use this fund will be made by the senior management of Crédit Agricole S.A. as and when losses occur which justify Crédit Agricole S.A.'s intervention within the framework of this fund.

Capital adequacy

In 1988, the Basle Committee on Banking Regulations and Supervisory Practices (the 'Basle Committee'), comprising representatives of the central banks and supervisory authorities from the 'Group of ten countries' (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, the UK and the US) and from Luxembourg, recommended the adoption of a set of standards for risk-weighting and minimum regulatory capital requirements. Under these recommendations, international credit institutions must maintain capital equal to at least 8% of their total credit risks, 4% of which must be Tier 1 capital. In 1989, the Council of the European Community adopted two regulatory directives that set the framework of capital adequacy with respect to credit risks within the European Community.

Two significant amendments have since been made to the standards previously announced: first, at the European level, by the 'European Capital Adequacy Directive', and second, at the international level, by the Basle Committee's adoption of revised BIS (Bank for International Settlements) standards.

International solvency ratio (ISR)

General features

In 1996, the Basle Committee significantly amended the BIS standards to provide a specific capital cushion for market risks in addition to banks' credit risks. This amendment defines market risks as : i) the risks pertaining to interest-rate related instruments and equities in a bank's trading book; and ii) foreign exchange risks and commodity risks held on the bank's books. As amended in 1996 and refined in September 1997 by the Basle Committee, the revised BIS standards continue to require a capital ratio with respect to credit risks. In addition, they require a credit institution to quantify its market risks in credit risk equivalent amounts and to maintain a capital ratio equal to 8% of its combined credit and market risks. The French Banking Commission regularly issues opinions on the application and calculation of the International Solvency Ratio. In accordance with regulations, since its flotation on 14 December 2001, the Crédit Agricole S.A. Group has calculated its International Solvency Ratio on a half-yearly basis, like the Crédit Agricole Group before it.

Credit Agricole S.A. Group International Solvency Ratio

In accordance with BIS recommendations, the total International Solvency Ratio for the Crédit Agricole S.A. Group was calculated for the first time on 31 December 2001. This calculation is shown in the table below, which details the risks measured in credit risk equivalents (after counterparty weighting) and the regulatory capital levels calculated in accordance with BIS recommendations at the dates indicated.

	31/12/2003	*31/12/2002*	*31/12/2001*
		(in millions of euro)	
Risks			
Credit risk	**189,976**	**86,787**	**94,020**
Market risk	**22,531**	**14,405**	**15,091**
Interest rate risk	15,352	9,966	10,395
Equity risk	3,077	3,149	3,643
Exchange rate risk	1,444	1,184	943
Commodity risk	101	105	109
Risk calculated by internal model	2,556		
Total weighted risks (denominator)	212,507	101,192	109,111
Available capital			
Tier 1	16,883	15,126	14,770
Tier 2	15,043	8,708	9,375
Tier 3	1,118	210	611
Deductions	14,007	14,938	14,885
Total available capital	19,037	9,106	9,871
Tier 1 solvency ratio	7.9%	8.8%	8.5%
Total solvency ratio	8.9%	9.0%	9.1%

Crédit Agricole S.A. Group's International Solvency Ratio has held steady over the past few years and now stands at 8.9%.

The aggregate Tier 1 ratio decreased by 0.9 percentage points to 7.9% on 31 December 2003, versus 8.8% on 31 December 2002. Changes in the various components of this ratio are analysed below.

Tier 1 capital, net of € 13.7 billion in deductions (mainly for intangible fixed assets and goodwill on initial consolidation), amounted to € 16.9 billion, up € 1.8 billion from 31 December 2002. This increase is due to the changes described above in the section 'Capital funds'.

Tier 2 capital rose by € 6.3 billion to € 15 billion, owing to:

- the issuance of € 3.1 billion in perpetual subordinated notes.
- the consolidation of Crédit Lyonnais' Tier 2 capital: € 490 million in perpetual subordinated notes and equity investments, € 2 billion in redeemable subordinated notes (after the reduction of the total by € 548 million in excess of the eligible amount), and € 559 million in general provisions.

Deductions for equity investments totalled € 14 billion, falling by € 900 million as a result of fully consolidating Crédit Lyonnais.

Tier 3 capital amounted to € 1.1 billion, due to the consolidation of Crédit Lyonnais' Tier 3 capital and the redeemable subordinated notes issued by Crédit Agricole S.A.

Risk-adjusted assets totalled € 212.5 billion at 31 December 2003, following the consolidation of Crédit Lyonnais (€ 108.9 billion) and Finaref (€ 4.2 billion). The largest movements stemmed from CAI (€ 2 billion decrease), Crédit Agricole S.A. parent company (€ 1.2 billion decrease) and the international consumer credit business (€ 1.5 billion increase).

The Caisses Régionales have, moreover, extended a joint and several guarantee to Crédit Agricole S.A., to the extent of their capital and reserves, to cover the eventuality of default by Crédit Agricole S.A. The guarantee represents the counterpart of Crédit Agricole S.A.'s commitments as to the solvency and liquidity of the Caisses Régionales. As a result, the risk profile is identical within the Crédit Agricole Group network. The international rating agencies recognise this situation by awarding identical ratings to the bond and note programmes of Crédit Agricole S.A. and the rated Caisses Régionales.

Caisses Régionales' European Solvency Ratio

As credit institutions, Caisses Régionales must comply with the European Solvency Ratio ("ESR") in accordance with the standards laid down in the European Capital Adequacy Directive. The ESR, which was introduced prior to the CAD ratio, takes no account of market risks.

It still applies to credit institutions that are not exposed to significant market risks, such as the majority of the Caisses Régionales, which are thus not subject to the CAD Regulations.

The table below shows the range of European Solvency Ratios of the Caisses Régionales (excluding the Caisse Régionale of Corsica) at the dates indicated.

In %	*31/12/2003*	*31/12/2002*	*31/12/2001*	*31/12/000*
Highest	17.34	19.44	20.90	16.05
Average*	12.36	14.52	14.90	10.50
Lowest	9.69	11.13	10.40	8.70

* Arithmetical mean of Individual European Solvency Ratios

The two percentage point decrease of the ratio level can be explained by the decrease of the numerator as well as the increase of the denominator. On the one hand, capital funds have decreased in connection with the participation of the Caisses Régionales in the financing of the acquisition of Crédit Lyonnais; on the other hand, the risks have increased as a result of buoyant lending by the Caisses Régionales.

Credit Agricole Group International Solvency Ratio

In accordance with BIS recommendations, the total International Solvency Ratio of the Crédit Agricole Group at 31 December 2003 and 31 December 2002 was, 10.5% and 11.7% respectively, and its Tier 1 ratio was 7.6% at 31 December 2003, and 10.8% at 31 December 2002.

The table below shows the Crédit Agricole Group's risks measured in credit risk equivalents (after counterparty weighting) and the regulatory capital levels calculated there from in accordance with BIS recommendations at the dates indicated.

	31/12/2003	*31/12/2002*	*31/12/2001*
		(in millions of euro)	
Risks			
Credit risk	378,972	265,437	256,140
Market risk	32,964	26,767	24,450
Interest rate risk	23,401	20,421	18,193
Equity risk	5,419	5,096	5,198
Exchange rate risk	1,487	1,145	949
Commodity risk	101	105	109
Risk calculated by internal model	2,556		
Total weighted risks (denominator)	411,936	292,204	280,590
Available capital			
Tier 1	31,391	31,584	30,170
Tier 2	16,980	9,937	8,750
Tier 3	1,440	499	601
Deductions	6,613	7,878	6,310
Total available capital	43,198	34,142	33,211
Tier 1 solvency ratio	7.6%	10.8%	10.8%
Total solvency ratio	10.5%	11.7%	11.8%

Reform of BIS standards

In 1998, the Basle Committee began consultations aimed at reforming its recommendations for international solvency ratios in the banking industry. As a result of these reforms, the existing agreement will be replaced by a new agreement based on a more qualitative approach to the measurement of risk exposure. In the latest version of its proposal, the Basle Committee suggests that credit risk should be assessed according to one of the two following methods: i) a 'standardised' approach, based on a risk-weighting matrix which depends on the external ratings of counterparties and distinguishes between governments, banks, public bodies and businesses; and ii) an 'alternative' method, based on banks' internal scoring methods, which must take into consideration the likelihood of default, risk exposure and loan recovery rates. In addition, the new ratio would cover banks' operational risks, i.e. risks of malfunction and legal risks. The reform also stresses the role of internal capital adequacy control procedures and the requirement for banks to disclose their capital structure, capital allocation and risk exposure.

The third consultative paper, issued on 30 April 2003, was based on the results of the impact study carried out at end-December 2002. It confirmed the credit risk weight calibration included in the impact study at end-2002 and significantly reduced the disclosure requirements proposed in the working papers published in late 2002.

Based on the feedback received from the industry, a final consultation was held in the fourth quarter of 2003 with a view to:

- confining the calculation of prudential capital requirements to unexpected loan losses, bearing in mind that expected losses on performing loans are covered by general or specific provisions. Any resulting shortfall in provisions would lead to a deduction from capital, taken 50% from Tier 1 capital and 50% from Tier 2 capital. Any excess provisions would be eligible for inclusion in Tier 2 capital, up to the ceiling of 0.6% of risk-weighted assets, as defined by the regulator ;

- simplifying the rules for calculating capital requirements for asset securitisation ;

- revising the treatment of revolving credit commitments and certain credit risk mitigation techniques.

The final document, titled "International Convergence of Capital Measurement and Capital Standards: a Revised Framework", was approved for publication on 26 June 2004. The New Basel Capital Accord is scheduled to be implemented, at the earliest, on 31 December 2006.

By then, the Basle Committee should have resolved uncertainties surrounding the impact of two major reforms on capital requirements. These reforms are to be introduced in 2005:

- the directive on financial conglomerates adopted on 16 December 2002. This directive has been implemented into national legislation and will apply to the Crédit Agricole Group.

- the IAS/IFRS accounting reform. Banks are waiting for the Committee of European Banking Supervisors (CEBS) to issue a decision on the impact of the new standards on the calculation of Tier 1 and Tier 2 capital.

Against this background, Crédit Agricole is pressing ahead with efforts to upgrade its internal scoring system so that it can enhance the competitiveness and profitability of its risk management and capital allocation techniques.

CRÉDIT AGRICOLE S.A. FINANCIAL STATEMENTS
(parent company)

At year-end 2003, Crédit Agricole S.A. (parent company) posted net banking income of € 758 million, down € 176 million (or 18.8%) compared with 2002. Portfolio revenues fell sharply, mainly due to the proprietary equity book, whose net provisions increased by € 173 million in 2003. Conversely, dividends from subsidiaries and affiliates rose by € 480 million between 2002 and 2003, from € 960 million to € 1.440 billion, mainly driven by:

- dividends from the Regional Banks (€ 162 million versus € 20 million in 2002), bearing in mind that the dividends received from the Regional Banks' Certificats Coopératifs d'Associés (non-voting shares) in 2002 were based on 2001 profits and were prorated to their period of ownership by Crédit Agricole S.A. (i.e. 15 days).

- the success of the takeover bid for Crédit Lyonnais (equity stake increased from 10% on 30 June 2002 to 92.55% on 30 June 2003), resulting in dividends of € 265 million versus € 27 million in 2002.

However, the cost of financing the shortfall in capital (including the Fund for General Banking Risks relating to home purchase savings schemes) as a result of investing in the Regional Banks, Finaref and, notably, Crédit Lyonnais, totalled € 830 million in 2003 versus € 520 million in 2002. Lastly, the savings/advances margin improved significantly in the second half of 2003, coming close to its 2001 levels, after the decline in interest rates on savings products.

Operating expenses decreased by € 5 million (or 1.4%) to € 345 million in 2003, chiefly due to a 7.6% reduction in administrative expenses to € 159 million. Recurring personnel expenses, before employee incentives and profit-sharing, were up 0.7% year-on-year at end-December 2003.

Based on the respective trends in net banking income and operating expenses, **gross operating income** fell by 29.3% to € 413 million versus € 584 million in 2002.

Risk-related costs were up € 44 million, including € 30 million in prudential provisions against country risks and around € 20 million in provisions against two healthy corporate exposures. As regards internal risks on home purchase savings schemes, € 26 million in provisions were automatically reversed due to the decrease observed in the loss rate.

The net loss on fixed assets came to € 226 million, which stems entirely from a fair value adjustment to the Group's holding in Rue Impériale. The 30.9% stake acquired in Rue Impériale de Lyon was initially a strategic investment, accompanied by business partnerships with Lazard. However, the nature of this investment is set to change significantly over the next few months if plans to merge Rue Impériale into Eurazeo are approved by both companies' extraordinary general meetings. These plans were proposed by both Boards of Directors on 5 March 2004. If the merger goes ahead, the investment will be refocused on private equity and will no longer be accompanied by partnerships, although business relationships with Eurazeo may be considered at a later stage. Crédit Agricole S.A.'s equity stake in the new entity will be diluted to 15%. In the light of these factors, Crédit Agricole S.A. decided to adjust the fair value of its holding, in line with its restated net asset value, and booked a € 243 million write-down against its Rue Impériale shares.

Integration-related costs for Crédit Lyonnais amounted to € 79 million. These covered expenses such as fees paid to organisational consulting firms and early retirement provisions. This expenditure aims to foster synergies, which should boost overall Group income by an estimated € 760 million in 2006.

Tax gains booked in the parent company financial statements totalled € 432 million at 31 December 2003, versus € 362 million in 2002. These gains are due to the Group's tax consolidation mechanism, which enables it to offset any tax losses against the taxes owed by its tax-consolidated subsidiaries.

The **Fund for General Banking Risks** stood at € 129 million, mainly as a result of: i) compliance measures for future IAS-IFRS standards (€ 17 million); and ii) interest rate risks on home purchase savings

schemes, due to the gap between the expected market interest rate, and the rate paid on home purchase savings funds used to finance these types of home loans.

2003 **net income** for Crédit Agricole S.A. (parent company) was down € 397 million (i.e. 39.4%) from € 1.008 billion in 2002 to € 611 million at 31 December 2003.

Crédit Agricole S.A. shareholders' equity increased by € 7,803 million to € 20,048 million at 31 December 2003. This increase flowed from the increases of capital realised with respect of the financing of the acquisition of the Crédit Lyonnais.

DIRECTORS' AND OFFICERS' COMPENSATION

Board of Directors

The total amount of Directors' fees approved by the shareholders in respect of 2003 was € 536,500. This sum was allocated to the Directors, with the exception of the Chairman, on the basis of the number of meetings actually attended, as follows:

- a total of € 87,800 was allocated among the Deputy Chairmen;
- € 376,600 was allocated among the other Directors, with the exception of the Chairman, (on the basis of € 3,100 per meeting attended) and the non-voting Directors (on the basis of € 2,500 per meeting attended);
- The chairmen of the Audit and Risks Committee and the Compensation Committee received an additional € 3,400 per meeting attended.

Sums paid to each Director in respect of 2003 were as follows:

Jean-Marie Sander (Deputy Chairman from 10 June 2003)	€ 28,600
Pierre Bastide (Deputy Chairman until 19 November 2003)	€ 32,400
Yves Couturier (Deputy Chairman from 19 November 2003)	€ 21,700
Noël Dupuy (Deputy Chairman from 18 July 2003)	€ 26,800
François Béraudo (until 20 May 2003)	€ 3,100
Pierre Bru	€ 21,700
Xavier Fontanet	€ 18,600
Carole Giraud Vallentin*	€ 21,700
Roger Gobin	€ 21,700
Pierre Kerfriden	€ 21,700
Jean Le Brun	€ 21,700
Jean-Michel Lemétayer	€ 21,700
Bernard Mary	€ 21,700
Gérard Mestrallet	€ 29,100
Henri Moulard (non-voting Director from 21 May 2003)	€ 43,700
Jean-Pierre Pargade	€ 21,700
Corrado Passera	€ 15,500
Jean Peyrelevade (from 21 May 2003 to 2 October 2003)	€ 6,200
Jean-Claude Pichon	€ 21,700
Jacqueline Beaupoil* (until 10 June 2003)	€ 12,400
Henri Corbel*	€ 21,700
Michel Guermeur* (from 18 July 2003)	€ 9,300

* *These Directors have advised the company that a portion of their Directors' fees received in 2003 has been paid over to a third party organisation.*

The Board of Directors fixed the Chairman's gross annual compensation for 2003 at € 254,015.

▪ General Management

Compensation paid to the Chief Executive Officer and Deputy Chief Executive Officers is determined by the Board of Directors at the proposal of the Compensation Committee. It comprises a fixed component determined by reference to market practices and a performance-related variable component. These executives also receive additional retirement benefits paid by the company.

Total sums paid were as follows:

Fixed compensation for 2003

Jean Laurent received € 500,000 in gross annual salary, Yves Chevillotte received € 310,000, and Georges Pauget, who was appointed Deputy Chief Executive Officer on 10 June 2003, received € 250,000.

Performance-related compensation for 2003

The performance-related component is based on targets and criteria set by the Board of Directors, at the proposal of the Compensation Committee. For 2003, 25% of the performance-related component was based on the Group's performance indicators (principally earnings per share and the performance of Crédit Agricole S.A. shares relative to the market) and 75% was based on qualitative criteria used to assess overall progress in the integration process between Crédit Agricole and Crédit Lyonnais. On this basis:

- Jean Laurent received € 550,000 in 2004 in respect of 2003 performance;
- Yves Chevillotte, who stepped down as Deputy Chief Executive on 29 January 2004, received € 520,000 in 2004 in respect of 2003 performance, including an exceptional bonus and a departure allowance based on his contribution to the integration process;
- Georges Pauget received € 250,000 in 2004 in respect of 2003 performance.

The Chairman, Chief Executive Officer and Deputy Chief Executive Officers each have the use of a company car with chauffeur and a company residence.

FIVE-YEAR FINANCIAL SUMMARY

	2003	*2002*	*2001*	*2000*	*1999*
Capital at year-end	4,420,567,311	2,916,629,697	2,916,629,697	2,240,801,070	1,998,736,740
Number of shares issued...	1,473,522,437	972,209,899	972,209,899	74,693,369	66,624,558
Operation and results for the financial year (in millions of euro)					
Gross revenues [(1)].............	13,825	9,424	24,293	24,101	25,116
Income before tax, employee profit-sharing, allowances, depreciation and amortisation	539	599	333	578	817
Employee profit-sharing..	4	3	16	17	9
Corporate income tax........	(433)	(362)	16	24	153
Net income after tax, employee profit-sharing, allowances, depreciation and amortisation	611	1,008	1,045	512	553
Dividend paid	810	729 [(4)]	535	411	366
Earnings per share (in euros)					
Net income after tax and employee profit-sharing but before allowances, depreciation and amortisation	0,657	0,985	0,311	7,196	9,827
Net income after tax and employee profit-sharing, allowances, depreciation and amortisation	0,415	1,037	1,075	6,857	8,294
Dividend per share...........	0.55 [(2)]	0.55	0.55	5.50	5.50
Personnel					
Average number of employees [(3)]....................	2,983	3,125	3,245	3,304	3,278
Wages and salaries paid (in millions of euro)..........	165	160	159	157	148
Employee benefits and social charges (in millions of euro)..........	84	79	75	78	72

(1) 2002 and 2003 revenues include income from macro-hedging transactions, net of related charges. Applying this principle to earlier years, revenues would have been € 15,954 million in 1999, € 15,007 million in 2000 and € 15,810 million in 2001.
(2) Net dividend voted by the AGM of 19 May 2004
(3) Refers to head office staff numbers
(4) This distributed income is calculated on the basis of 1,325,495,637 shares

Completion of the Acquisition by Crédit Agricole S.A. of PPR's Remaining Stake in Finaref *(press release dated 1 February, 2005)*

Following the approval by the French authority *Comité des Etablissements de Crédit et des Entreprises d'Investissement* (Credit Institutions and Investment Firms Committee - CECEI) on January 27, 2005, PPR and Crédit Agricole S.A. announced the completion of the acquisition by Crédit Agricole of PPR's 10% stake in Finaref SA and Finaref Group AB, as per the terms of the final agreement signed on December 30, 2004. The transaction is valued at EUR 265 million.

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref *(press release dated 31 December, 2004)*

PPR and Credit Agricole S.A. announced that they had signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at € 265 million, and it remains conditional on authorization by CECEI (*Comité des établissements de crédit et des entreprises d'investissement*).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

AGF and Crédit Agricole diversify and consolidate their working relationship *(press release dated 23 December, 2004)*

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years. Moreover, they are seeking to broaden their relationship in the area of borrower insurance. AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December, 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;
- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;
- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad.

Results for First Nine Months of 2004 *(press release dated 17 November, 2004)*

• **Gross operating income**	**€2,895 million (+7.3%)**
• **Pre-tax ordinary income**	**€3,366 million (+38.1%)**
• **Net income - Group share:**	
before goodwill and integration-related costs	**€2,407 million (+46.4%)**
after goodwill and integration-related costs	**€1,728 million (+54.8%)**

Annualised ROE: 13.75% (+4 percentage points)

Third-quarter 2004 results

• **Net income - Group share:**	
before goodwill and integration-related costs	**€874 million (+51.5%)**
after goodwill and integration-related costs	**€653 million (+70.9%)**

Payment, on 16 December 2004, of an advance on the next dividend of €0.30 per share

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 17 November 2004 to approve the results for the first nine months of 2004. These results confirm the positive earnings momentum achieved in the first half, with gross operating income up 7.3% year-on-year to €2,895 million and pre-tax ordinary profit up 38.1% to €3,366 million.

In third-quarter 2004 alone, gross operating income increased by 4.6% year-on-year, pre-tax ordinary income by 36.9% and net income (Group share) by 70.9%.

During the third quarter, the Group pressed ahead with its Crédit Lyonnais integration process. The synergies achieved (€300 million at end-September) are ahead of schedule, mainly due to measures taken in the Calyon subsidiary.

The Board of Directors has decided to distribute an advance on the next dividend of €0.30 per share (€0.45 after the tax credit), payable on 16 December 2004.

Crédit Agricole S.A. Consolidated Results

Crédit Agricole S.A.'s net income (Group share) for the first nine months of 2004 came to €1,728 million, up 54.8% on the year-earlier period. Net income before goodwill amortisation and integration-related costs rose by 46.4% to €2,407 million.

This performance mainly stems from an improvement in operating income, risk-related costs and the contribution from equity affiliates.

Gross operating income totalled €2,895 million, up 7.3% on the first nine months of 2003, driven by a combination of:

- 0.7% growth in **net banking income** to €9,351 million: a strong commercial performance in asset management, consumer credit and Crédit Lyonnais more than offset a revenue decline in corporate and investment banking;
- a 2.1% decrease in **operating expenses** to €6,456 million, reflecting the synergies derived from Crédit Lyonnais' integration with the Crédit Agricole S.A. Group.

Consequently, the **cost/income ratio** fell by a further 2 percentage points to 69.0%, compared with 71.0% in the first nine months of 2003.

Risk-related costs came to €434 million, a sharp decrease of 46.1% on the first nine months of 2003, chiefly in the corporate and investment banking division's financing activities.

The contribution from equity affiliates rose by 30.1% to €803 million, versus €617 million at end-September 2003. This sharp growth was fuelled by increased contributions from the Regional Banks (up 16.7%

to €532 million before tax on dividends, versus €456 million at end-September 2003) and from Banca Intesa (€169 million, versus €103 million at end-September 2003).

Pre-tax ordinary income rose by 38.1% year-on-year to €3,366 million.

Net income - Group share, before goodwill amortisation and integration-related costs, increased by 46.4% to €2,407 million, giving an annualised ROE of 13.75% (up 4 percentage points year-on-year).

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**9,290**	**9,351**	**+0.7%**	**3,053**	**(6.1%)**	**(0.3%)**
Operating expenses	(6,593)	(6,456)	(2.1%)	(2,115)	(2.4%)	(2.3%)
Gross operating income	**2,697**	**2,895**	**+7.3%**	**938**	**(13.3%)**	**+4.6%**
Risk-related costs	(805)	(434)	(46.1%)	(110)	(14.1%)	(57.5%)
Income from equity affiliates	617	803	+30.1%	267	+17.1%	+43.5%
Net income on fixed assets	(71)	102	n.m.	58	+41.5%	x3.2
Pre-tax ordinary income	**2,438**	**3,366**	**+38.1%**	**1,153**	**(5.7%)**	**+36.9%**
Integration-related costs		**(225)**	n.m.	(54)	n.m.	**n.m.**
Net income	**1,386**	**1,958**	**+41.3%**	**726**	**+11.7%**	**+52.5%**
Net income - Group share	**1,116**	**1,728**	**+54.8%**	**653**	**+14.8%**	**+70.9%**
Net income - Group share before goodwill and integration-related costs	**1,644**	**2,407**	**+46.4%**	**874**	**+6.2%**	**+51.5%**

Third-quarter 2004 operating income was up 4.6% on third-quarter 2003, driven by a continued decline in operating expenses (down 2.3%). **Net income - Group share, before goodwill amortisation and integration-related costs** rose by 51.5% to €874 million, owing to a sharp 57.5% decline in risk-related costs during the quarter and a 43.5% increase in the contribution from equity affiliates.

Financial Position

Crédit Agricole S.A. Group's shareholders' equity group share (excluding FGBR) amounted to €24.7 billion at end-September 2004, up 4.9% compared to end-December 2003.

Risk-weighted assets totalled €216.6 billion.

The overall solvency ratio was 8.4% (Tier 1: 8.0%).

Results by Business Line

During the first nine months of 2004, Crédit Agricole S.A.'s six business lines delivered strong growth of 25% in their contribution to Group net income before goodwill and integration-related costs (€2,951 million). They generated an **annualised ROE of 17.1%.**

FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks recorded further robust growth in business levels during the first nine months of 2004. This commercial momentum continued to be fuelled by: (i) strong new mortgage lending; (ii) an innovative strategy to win new customers, including the *Mozaïc* PC offer aimed at younger customers; and (iii) the launch of an ambitious auto campaign combining insurance with loans. Lastly, driven by a massive campaign to promote retirement savings products, launched early in the year, the Regional Banks sold 290,000 PERPs (tax-efficient personal pension plans), achieving a 36% market share by end-September 2004. Life insurance products also proved very popular with customers.

Customer assets (excluding equities and bonds) enjoyed strong growth, rising by €22.5 billion (or 6.7%) to €358.9 billion over the twelve months to end-September 2004.
The robust 5.1% increase in bank deposits was again driven by a continued strong rise in sight deposits (up 6.4% to €60.6 billion) and particularly sharp growth in passbook deposits (up 9.9% to €51.5 billion).
Amounts outstanding in life insurance policies sold by the Regional Banks continued to increase sharply, rising by 11.7% to €95.1 billion in the twelve months to end-September 2004. Mutual fund investments increased by 4.4% year-on-year, despite adverse market conditions.

Lending continued to grow fast, both in terms of new business and outstanding loans, particularly in the mortgage segment.
New medium and long-term lending totalled €35.9 billion, up 20.5% on the first nine months of 2003. Growth in new mortgage lending came close to 28% over the period.
The Regional Banks had €235.8 billion of loans outstanding at end-September 2004, a year-on-year increase of 8.8% or €19 billion. This growth in lending stems from all segments, with the strongest rise coming from mortgage loans (up 12.9% year-on-year) and local authority finance posting an excellent performance (up 11.5%).

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q3-03
Income from equity affiliates	456	532	+16.7%	170	+16.4%
Pre-tax ordinary income	**456**	**532**	**+16.7%**	**170**	+16.4%
Extraordinary items + Tax + FGBR	(41)*	(60)*	+46.3%	-	
Net income before goodwill amortisation	**415**	**472**	**+13.7%**	**170**	+16.4%
Allocated capital (€ bn)	**3.0**	**3.2**			
ROE	**17.0%**	**18.3%**			

* Tax impact of dividends received from Regional Banks

In the first nine months of 2004, **gross operating income** for the 42 Regional Banks (accounted for under the equity method) grew sharply by 7% to €3.7 billion, fuelled by two positive factors:

- a significant increase in **net banking income,** which rose to €8.5 billion, up 4.3% year-on-year (or 3.6% excluding investment of equity). This growth is due to a substantial rise in fee income (up 8.4% to €2.9 billion), which was driven by all fee categories, but mainly by the success of the 'Compte Service' current account package (nearly 8 million sold so far). This success reflects the increase in the number of deposit accounts held by individual customers (up 1.2% year-on-year), while the average number of products per current account holder remained high (7.5 at end-September 2004).
- tight control over **operating expenses,** which increased by only 2.3% year-on-year. The **cost/income ratio** fell by 0.8 points from 60.2% to 59.4% in the twelve months to end-September 2004.

Despite a depressed economic background, **the cost of credit risk** continued to decline, reaching 25 basis points at end-September 2004, versus 30bp at end-September 2003 and 28bp at end-June 2004. Doubtful loans amounted to 3.7% of total loans outstanding (compared to 4.1% a year earlier), while provisioning against bad and doubtful debts increased to 69.2%.

As a result, **aggregate net income** of the Regional Banks (**equity-accounted** at 25%) increased by 16.7% to €532 million, while their **contribution to Crédit Agricole S.A.'s overall net income** before goodwill amortisation rose by 13.7% to €472 million, after tax paid on dividends from CCI and CCA.

Annualised ROE stood at 18.3%.

In **third-quarter 2004**, **gross operating income** from the Regional Banks was up 3.5% year-on-year. The contribution on an **equity-accounted basis** came to €170 million, a rise of 16.4% on Q3-2003.

FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**2,419**	**2,529**	**+4.5%**	**837**	**(2.6%)**	**+0.7%**
Operating expenses	(1,789)	(1,846)	+3.2%	(612)	(2.2%)	+3.0%
Gross operating income	**630**	**683**	**+8.4%**	**225**	**(3.4%)**	**(5.1%)**
Risk-related costs	(130)	(113)	(13.1%)	(37)	+15.6%	+8.8%
Pre-tax ordinary income	**500**	**570**	**+14.0%**	**188**	**(6.5%)**	**(7.4%)**
Extraordinary items + Tax + FGBR	(157)	(172)	+9.6%	(57)	(5.0%)	(10.9%)
Net income before goodwill amortisation	**343**	**398**	**+16.0%**	**131**	**(7.1%)**	**(5.8%)**
Cost/income ratio	**73.9%**	**73.0%**		**73.1%**		
Allocated capital (€ bn)	**2.1**	**2.2**				
ROE	**21.5%**	**23.7%**				

The Crédit Lyonnais network made a much stronger net income contribution (up 16.0%), driven by tight control over risks and expenses. The robust commercial performance in the first nine months of 2004 was reflected by significant expansion in the customer base, with the number of accounts reaching a seven-year peak of around 4,275,000 and the number of new accounts opened rising by 10% year-on-year.

Customer deposits and loans outstanding continued to grow in the first nine months of 2004.

Customer assets rose by 5.4% to €114.1 billion in the twelve months to end-September 2004, fuelled by:

- a rise in bank deposits, driven by a strong increase in sight deposits (up 5.5%) and continued sharp growth in passbook accounts (up 16.3%), notably following the success of the *Cerise* passbook;
- continued growth momentum in life insurance, with in-force business up 9.5% year-on-year to €29 billion;
- the successful placing of IPOs launched in early summer of 2004 (bioMérieux, Snecma, Pages Jaunes).

Loans outstanding increased by 6.4% to €46.6 billion in the twelve months to end-September 2004, driven by a sharp increase in mortgage loans (up 11.1% year-on-year), with new mortgage lending still very strong (up 22% on the first nine months of 2003). Outstanding professional loans (which now include short-term as well as medium-term loans) posted a further 6% year-on-year increase. SME loans were down 3.7%, due to a lower demand for short term loans.

Fuelled by a strong commercial drive, **net banking income** from the Crédit Lyonnais network totalled €2,529 million in the first nine months of 2004, rising by 4.5% year-on-year (or 5.6% on a like-for-like basis). This increase stems from two positive trends:

- an increase in **fee income,** which was up 5.1% year-on-year (or 8.1% on a like-for-like basis), owing to a robust performance in insurance, new lending and IPO placements. Excluding the impact of the Prédica/UAF merger on the network, fee income was up 8.9%.
- a 4.0% increase in the **interest margin**, which benefited from the positive impact of volumes and interest rates on funding.

Operating expenses remained under control, rising by 3.2% as a result of the network's sales development strategy. On a like-for-like basis, operating expenses were up 1.6%, due to investments in commercial capability (new branches, call centres, etc.). Excluding these factors, operating expenses held steady.
The **cost/income ratio** improved by 0.9 percentage points year-on-year to 73%.

Risk-related costs have stabilised since the beginning of 2004, reaching 42 basis points at end-September 2004 versus 49bp a year earlier.

Gross operating income came to €683 million in the first nine months of 2004, rising sharply by 8.4% (or 18.2% on a like-for-like basis).

Annualised ROE was 23.7%, up 2.2 percentage points on the first nine months of 2003.

In **third-quarter 2004, gross operating income** fell to €225 million versus €237 million in third-quarter 2003 (but, on a like-for-like basis, gross operating income was up 12%).

Risk-related costs totalled €37 million, in line with their third-quarter 2003 level (€34 million). **Net income before goodwill amortisation** came to €131 million, versus €139 million in Q3-2003.

SPECIALISED FINANCIAL SERVICES

The specialised financial services business continued to grow sharply, driven by consumer lending, especially abroad.

In third-quarter 2004, Crédit Agricole S.A. increased its stake in Credibom (Portugal) from 85% to 100%.

Consumer credit outstandings –handled by Sofinco, Finaref and Lukas – rose by a further 12.8% to €30.5 billion at end-September 2004. Growth was particularly strong outside France, with outstandings up 26.9% excluding Dan'Aktiv, which was acquired in second-quarter 2004.
This increase was driven by a 9.5% rise in loan origination compared with the year-earlier period. Growth was much faster abroad (up 24.2%) than in France (up 4.3% year-on-year).
In France, the 7.9% increase in oustandings was underpinned by: (i) the growth in loans distributed directly (up €2.6 billion in the twelve months to end-September 2004); (ii) the ongoing build-up of the Sofinco/Crédit Lyonnais partnership (up 26.7%); and (iii) greater cooperation with the Regional Banks (up 10.3% year-on-year).
The foreign subsidiaries now account for nearly 27% of total consumer credit outstandings compared to less than 24% in the year-earlier period.

Net banking income was up 14.1% year-on-year, due to a strong rise in volumes, and in spite of very stiff competition, which depressed margins. **Operating expenses** rose by 13.7%, mainly fuelled by international expansion and a change in the consolidation method used for Credibom. **Gross operating income** increased by 14.6% to €666 million at end-September 2004. Excluding Neiertz discount, Crédibom and Dan'Aktiv, net banking income was up 9.3%, operating expenses rose by 11.0% and gross operating income increased by 8.9%.

Risk-related costs totalled €250 million at end-September 2004 versus €209 million a year earlier, due to two factors:

- the interest discount applied to restructured outstandings under new accounting regulations (€23 million)
- changes in the scope of consolidation (Credibom and Dan'Aktiv: €7 million).

Excluding these factors, risk-related costs remained under control, rising by 5.3% year-on-year, below the rate of revenue growth.

Net income before goodwill amortisation was €260 million, up 5.7% year-on-year. There was a sharp 38.2% increase in the contribution from European subsidiaries on a like-for-like basis.

Consumer credit accounted 84% of earnings in the specialised financial services business.

Against a sluggish economic background, **lease finance outstandings** totalled €12.7 billion, showing a slight acceleration compared to first-half 2004 (up 1.2% at end-September vs 0.9% at end-June 2004). This growth was driven by property and vehicle leasing.

Net income before goodwill amortisation came to €41 million for the first nine months of 2004 (up 2.5% year-on-year), including €18 million in the third quarter (up 20% compared to the second quarter).

In the **factoring** business, Crédit Agricole signed an agreement in the third quarter to purchase Euler Hermès' 49% stake in Eurofactor at end-2004.

Revenues (factored receivables) posted a sharp improvement of 6.1% year-on-year, while oustandings were up 8.6%, mainly fuelled by business abroad (up 23.1%), especially in Germany.

Risk-related costs were down to €5 million at end-September 2004. **Net income before goodwill amortisation** was €11 million, versus €1 million in the year-earlier period.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,602**	**1,780**	**+11.1%**	**604**	**+0.7%**	**+7.9%**
Operating expenses	(919)	(1,015)	+10.4%	(337)	(2.0%)	+7.3%
Gross operating income	**683**	**765**	**+12.0%**	**267**	**+4.3%**	**+8.5%**
Risk-related costs	(247)	(276)	+11.7%	(88)	(5.4%)	+15.8%
Income from equity affiliates	4	(4)	n.m.	(2)	(33.3%)	n.m.
Pre-tax ordinary income	**440**	**485**	**+10.2%**	**177**	**+10.6%**	**+4.1%**
Extraordinary items + Tax + FGBR	(156)	(171)	+9.6%	(56)	(1.8%)	(5.1%)
Net income before goodwill amortisation and integration-related costs	**284**	**314**	**+10.6%**	**121**	**+17.5%**	**+9.0%**
Cost/income ratio	**57.4%**	**57.0%**		**55.8%**		
Allocated capital (€ bn)	**1.7**	**1.9**				
ROE	**22.4%**	**21.8%**				

In this segment as a whole, **net banking income** was up significantly by 11.1% year-on-year to €1.780 billion. Expenses increased by 10.4% to €1.015 billion. As a result, **gross operating income** rose by 12% to €765 million.

Net income before goodwill amortisation and integration-related costs was up 10.6% to €314 million. **Annualised ROE** was 21.8%.

In **third-quarter 2004, gross operating income** rose by 8.5% year-on-year to €267 million, driven by 7.9% growth in net banking income, which more than offset the 7.3% increase in operating expenses fuelled by international expansion in the consumer credit business. **Net income before goodwill amortisation and integration-related costs** came in at €121 million, up 9% year-on-year.

ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management and insurance business lines significantly increased their contribution to Group earnings. During the third quarter, this segment completed the mergers between its main subsidiaries (CAAM/CLAM and Predica/UAF).

Assets under management (AUM) were up nearly €36 billion year-on-year, mainly fuelled by strong growth in new life insurance inflows. Total assets under management (excluding double counting) came to €399 billion at end-September 2004. Q3-04 performance was impacted by a favourable environment for arbitrage transactions (Sarkozy law, IPOs and PERPs) and the disposal of the private asset management business in Italy.

Growth was particularly strong in **asset management**, with AUM rising by €38.9 billion over the first nine months of 2004. This performance stems from: (i) new inflows, including around €20 billion in assets previously managed by UAF and now managed by CAAM from third-quarter 2004; and (ii) market effect of €6.4 billion.

The international asset management business (e.g. Japan and Spain) posted robust growth in the third quarter, with assets under management up 55.6% versus end-September 2003.

Overall, margins in the asset management business were boosted by the growing proportion of bond and alternative investments.

The **private banking** business increased assets under management by 3.4% year-on-year, on a like-for-like basis, i.e. excluding the sale to Intesa of the Italian private banking business, which managed €1.6 billion in assets. Compared to end-December 2003, assets under management were up €1.7 billion on a like-for-like basis, reflecting: (i) €0.4 billion in net new inflows; (ii) a slight upturn in the equity markets; and (iii) the positive impact of exchange rates.

The **life insurance** subsidiaries maintained an excellent business performance. Overall premium income was up 7.8%, or 8.4% for unit-linked policies alone. Assets under management totalled €125.5 billion, up 9.6% year-on-year, fuelled by both Euro based policies (up 9.7%) and unit-linked ones (up 8.9%).

The **property & casualty insurance** business continued to expand very rapidly, with the overall portfolio growing by 14.6% year-on-year. Premium income was up 17.2% year-on-year, supported by robust performances in comprehensive household insurance and personal accident policies. The claims ratio fell to 56.5% over the first nine months 2004 versus 66.6% on the year earlier period, while the combined ratio was an excellent 93.8%.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,907**	**2,086**	**+9.4%**	**676**	**(7.4%)**	**+4.8%**
Operating expenses	(1,024)	(1,032)	+0.8%	(351)	+2.3%	+2.9%
Gross operating income	**883**	**1,054**	**+19.4%**	**325**	**(16.0%)**	**+6.9%**
Risk-related costs	(6)	(6)	-	-	n.m.	(100.0%)
Income from equity affiliates	4	4	-	-	n.m.	n.m.
Pre-tax ordinary income	**881**	**1,052**	**+19.4%**	**325**	**(15.4%)**	**+6.2%**
Extraordinary items + Tax + FGBR	(305)	(351)	+15.1%	(111)	(6.7%)	+16.8%
Net income before goodwill amortisation and integration related costs	**576**	**701**	**+21.7%**	**214**	**(19.2%)**	**+1.4%**
Cost/income ratio	**53.7%**	**49.5%**		**51.9%**		
Allocated capital (€ bn)	**5.0**	**5.5**				
ROE	**15.2%**	**17.2%**				

Overall **gross operating income** in this segment came in at €1.054 billion, up 19.4% on the first nine months of 2003. This was due to strong net banking income (up 9.4%), coupled with steady operating expenses (up 0.8%).

Net income before goodwill amortisation and integration-related costs totalled €701 million, up 21.7% on the first nine months of 2003. **Annualised ROE** was 17.2%.

In **third-quarter 2004**, this segment completed the integration of its companies and staff. Operating income was up 6.9% compared to the same quarter of 2003, driven by a particularly robust performance in asset management. **Net income before goodwill amortisation and integration-related costs** came to €214 million in Q3-04.

5. CORPORATE AND INVESTMENT BANKING

In the first nine months of 2004, despite tough market conditions, the corporate and investment banking business line generated net income before goodwill amortisation and integration-related costs of €820 million, up 40.9% on the year-earlier period. This increase was due to a sharp reduction in the cost base, coupled with a decline in risk-related costs, which reached an all-time low.

As from early 2004, the corporate and investment banking businesses were heavily impacted by preparations leading to the creation of **Calyon,** followed by an **exceptionally large-scale integration project**.

As a result, 2004 is set to be a transitional year, with contrasting performances between the various business areas.

€ m	9M-03	9M-04	% change 9M-04/ 9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**3,582**	**2,903**	**(19.0%)**	**947**	**(0.6%)**	**(15.7%)**
Operating expenses	(2,339)	(1,973)	(15.6%)	(605)	(7.2%)	(18.7%)
Gross operating income	**1,243**	**930**	**(25.2%)**	**342**	**+13.6%**	**(10.0%)**
Risk-related costs	(405)	(13)	(96.8%)	2	(92.6%)	n.m.
Income from equity affiliates	-	58	n.m.	22	(38.9%)	n.m.
Net income on fixed assets	(2)	44	n.m.	3	x11	-
Pre-tax ordinary income	**836**	**1,019**	**+21.9%**	**369**	**+1.1%**	**+51.9%**
Extraordinary items + Tax + FGBR	(254)	(199)	(21.7%)	(51)	(36.3%)	(36.3%)
Net income before goodwill amortisation and integration related costs	**582**	**820**	**+40.9%**	**318**	**+11.6%**	**+95.1%**
Cost/income ratio	**65.3%**	**68.0%**		**63.9%**		
Allocated capital (€ bn)	**8.4**	**7.7**				
ROE	**10.0%**	**14.2%**				

In the first nine months of 2004, net banking income totalled €2.903 billion, down 19.0% year-on-year, driven by different trends in each business area.
The cost base was significantly reduced. **Operating expenses** fell by 15.6% year-on-year, reflecting more intensive efforts to achieve integration-related synergies. **Gross operating income** totalled €930 million, down 25.2% year-on-year.

Risk-related costs reached an all-time low of €13 million, falling dramatically by 96.8% year-on-year.

After €44 million in net income on fixed assets, this segment generated €820 million in **net income before goodwill amortisation and integration-related costs,** giving an **annualised ROE of 14.2%.**

In **third-quarter 2004, gross operating income was up 13.6%** on second-quarter 2004 to €342 million. **Net income before goodwill amortisation and integration-related costs** reached €318 million, versus €285 million in the previous quarter.

These results reflect contrasting performances in each business area:

Financing activities

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,562**	**1,266**	**(19.0%)**	**396**	**(3.6%)**	**(23.4%)**
Operating expenses	(876)	(662)	(24.4%)	(191)	(5.9%)	(28.7%)
Gross operating income	**686**	**604**	**(12.0%)**	**205**	**(1.4%)**	**(17.7%)**
Risk-related costs	(420)	28	n.m.	7	(87.7%)	n.m.
Income from equity affiliates	-	57	n.m.	21	(41.7%)	n.m.
Net income on fixed assets	(2)	5	n.m.	3	x5	-
Pre-tax ordinary income	**264**	**694**	**x2.6**	**236**	**(22.1%)**	**+63.9%**
Extraordinary items + Tax + FGBR	(82)	(158)	x1.9	(58)	+3.6%	+20.8%
Net income before goodwill amortisation and integration related costs	**182**	**536**	**x2.9**	**178**	**(27.9%)**	**+85.4%**
ROE	**5.3%**	**14.8%**				

Financing activities generated net income before goodwill amortisation and integration-related costs of €536 million, i.e. almost triple (x2.9) the figure for 9M-03, which was impacted by very high risk-related costs.

Financing activities recorded conflicting trends during this nine-month period:

- A satisfactory performance by structured financing activities, accounting for 56% of 9M-04 revenues. Asset financing operations held up well, notably in the shipping and telecoms sectors.
- At the same time, in corporate finance, a continued reduction in weighted assets, in line with the policy introduced several quarters ago.

Expenses fell sharply by 24.4% year-on-year, generating a substantial improvement in the cost/income ratio, which was down 3.8 percentage points compared to the first nine months of 2003, reaching 48% in third-quarter 2004. **Gross operating income** totalled €604 million in the first nine months of 2004.

Risk-related costs registered a €28 million net reversal over the period, while sector provisions remained unchanged.

After taking into account the contribution from Al Bank Al Saudi Al Fransi (BSF), which was transferred into the financing business in 2004, **income from equity affiliates** came to €57 million in the first nine months of 2004. **Annualised ROE** was 14.8%.

In third-quarter 2004, revenues held steady, while operating expenses continued to decline (down 5.9% on second-quarter 2004). Gross operating income amounted to €205 million (down 1.4% on the second quarter), while **net income before goodwill amortisation and integration-related costs** came in at €178 million.

Capital markets and investment banking

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**2,020**	**1,637**	**(19.0%)**	**551**	**+1.7%**	**(9.2%)**
Operating expenses	(1,463)	(1,311)	(10.4%)	(414)	(7.8%)	(13.0%)
Gross operating income	**557**	**326**	**(41.5%)**	**137**	**+47.3%**	**+4.6%**
Risk-related costs	15	(41)	n.m.	(5)	n.m.	n.m.
Income from equity affiliates	-	1	n.m.	1	n.m.	n.m.
Net income on fixed assets	-	39	n.m.	-	n.m.	n.m.
Pre-tax ordinary income	**572**	**325**	**(43.2%)**	**133**	**x2.1**	**+34.3%**
Extraordinary items + Tax + FGBR	(172)	(41)	(76.2%)	7	n.m.	n.m.
Net income before goodwill amortisation and integration related costs	**400**	**284**	**(29.0%)**	**140**	**x3.7**	**x2.1**
ROE	**18.0%**	**13.3%**				

In the first nine months of 2004, **net banking income** totalled €1.637 billion, down 19.0% year-on-year due to internal reorganisation and less buoyant conditions in the capital markets business compared to 2003, especially in equity and fixed-income derivatives. Performances in trading and equity derivatives improved in Q3-04 after a low point in Q2-04, while the equity brokerage business confirmed its return to profits.

Operating expenses were down 10.4% to €1.311 billion, while **gross operating income** fell 41.5%to €326 million.

In Q3-04, **private equity** business realised €120 million of capital gains.

Risk-related costs totalled €41 million and mainly covered listed investments in the private equity portfolio.

After a €39 million gain from the sale of securities, **net income before goodwill amortisation and integration-related costs** totalled €284 million, falling by 29.0% versus the first nine months of 2004 and generating an annualised **ROE** of 13.3%.

In third-quarter 2004, net banking income was up slightly, by 1.7%, while operating expenses were down 7.8%. As a result, **gross operating income** increased by 47.3% to €137 million over the quarter. **Net income before goodwill amortisation and integration-related costs** came to €140 million, increasing 3.7-fold compared to second-quarter 2004.

INTERNATIONAL RETAIL BANKING

Net income in the international retail banking business rose sharply, driven by an excellent performance from equity affiliates. Net income before goodwill amortisation totalled €246 million in the first nine months of 2004, up 52.8% year-on-year.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**276**	**256**	**(7.2%)**	**70**	**(29.3%)**	**(21.3%)**
Operating expenses	(217)	(204)	(6.0%)	(54)	(32.5%)	(23.9%)
Gross operating income	**59**	**52**	**(11.9%)**	**16**	**(15.8%)**	**(11.1%)**
Risk-related costs	(38)	(10)	(73.7%)	3	n.m.	n.m.
Income from equity affiliates	152	209	+37.5%	70	+32.1%	+32.1%
Pre-tax ordinary income	**173**	**251**	**+45.1%**	**89**	**+41.3%**	**+67.9%**
Extraordinary items + Tax + FGBR	(12)	(5)	(58.3%)	1	n.m.	n.m.
Net income before goodwill amortisation and integration related costs	**161**	**246**	**+52.8%**	**90**	**+40.6%**	**+80.0%**
Cost/income ratio	**78.6%**	**79.7%**		**77.1%**		
Allocated capital (€ bn)	**2.4**	**2.4**				
ROE	**9.5%**	**14.3%**				

This strong improvement stems from **Banca Intesa**'s contribution, which increased sharply to €169 million in the first nine months of 2004, up 64.1% year-on-year.
During third-quarter 2004, the Group sold a 42% equity stake in **Banque Libano Française** (BLF). It has retained a 9% stake in this bank. Like-for-like gross operating income grows by 19.4% year to year.

PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The net loss from proprietary asset management and other activities was reduced to €314 million in the first nine months of 2004, compared to €447 million in the first nine months of 2003.

This improvement stems from a €293 million increase in net banking income, mainly due to a €40 million reversal of provisions on the proprietary equity book, versus €180 million of additions to provisions in the year-earlier period.

This division also saw an increase in financing costs (up €24 million year-on-year), resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**(496)**	**(203)**	**(59.1%)**	**(81)**	**n.m.**	**(56.7%)**
Operating expenses	(305)	(386)	+26.6%	(156)	+26.8%	+54.5%
Gross operating income	**(801)**	**(589)**	**(26.5%)**	**(237)**	**x2.1**	**(17.7%)**
Risk-related costs	21	(16)	n.m.	10	n.m.	+42.9%
Income from equity affiliates	1	4	x4	7	n.m.	n.m.
Net income on fixed assets	(69)	58	n.m.	55	+37.5%	x3.7
Pre-tax ordinary income	**(848)**	**(543)**	**(36.0%)**	**(165)**	**+63.4%**	**(40.9%)**
Extraordinary items +Tax + FGBR	401	229	(42.9%)	68	n.m.	(47.7%)
Net income before goodwill amortisation and integration related costs	**(447)**	**(314)**	**(29.8%)**	**(97)**	**+9.0%**	**(34.9%)**

Crédit Agricole Group Consolidated Results

In the first nine months of 2004, the Crédit Agricole Group generated net income (Group share) of €3.6 billion before goodwill and integration-related costs, representing a year-on-year increase of 32.6%.

This increase was mainly due to robust organic growth, with gross operating income up 4.8% to €6.4 billion and risk-related costs down 29.6% year-on-year.

Total shareholders' equity (Group share) plus the Fund for General Banking Risks amounted to €45.6 billion at end-September 2004. The solvency ratio was 10.1% (Tier 1 ratio: 7.9%).

Group financial data

€ m	9M-03	9M-04	% change 9M-04/ 9M-03
Net banking income	**17,421**	**17,910**	**+2.8%**
Operating expenses	(11,513)	(11,529)	+1.4%
Gross operating income	**5,908**	**6,381**	**+4.8%**
Risk-related costs	(1,316)	(926)	(29.6%)
Income from equity affiliates	157	269	+71.3%
Net income on fixed assets	(99)	61	n.m.
Pre-tax ordinary income	**4,650**	**5,785**	**+24.4%**
Integration-related costs	-	(225)	n.m.
Extraordinary items	(126)	(115)	(8.7%)
Tax	(1,525)	(1,767)	+15.9%
Goodwill amortisation	(547)	(551)	+0.7%
FGBR	(23)	22	n.m.
Net income	**2,429**	**3,149**	**+29.6%**
Net income - Group share	**2,193**	**2,938**	**+34.0%**
Net income before goodwill amortisation and integration-related costs	**2,740**	**3,634**	**+32.6%**

The above data relate to the Crédit Agricole Group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

BOARD OF DIRECTORS

Under Crédit Agricole S.A.'s By-Laws, the management of Crédit Agricole S.A. is vested in a Board of Directors, which has delegated part of its responsibilities to a *Directeur Général* (Chief Executive Officer). The Board of Directors of Crédit Agricole S.A. consists of twenty-one members. In accordance with the terms of Crédit Agricole S.A.'s By-Laws, nineteen directors are elected by the shareholders (one director is designated as a representative of the agricultural trade associations) and two are elected by and from the personnel of Crédit Agricole S.A. The business address of the Board of Directors is 91 boulevard Pasteur, 75710 Paris Cedex 15, France.

As the date of this Offering Circular the Chief Executive Officer and Deputy Chief Executive Officers and members of the Board of Directors are as follows

GENERAL MANAGEMENT

Jean Laurent

Chief Executive Officer, Crédit Agricole S.A.
Chairman, Crédit Agricole Indosuez
Chairman, Crédit Lyonnais
Deputy Chairman and Director, Banca Intesa and Banco Espirito Santo
Chairman, Institut Europlace de Finance

Edouard Esparbès

Deputy Chief Executive Officer, Crédit Agricole S.A.
Chief Executive Officer, Crédit Agricole Indosuez
Manager, Crédit Agricole Titres (SNC)
Deputy Chairman, Euro Securities Partners
Director, CAI Cheuvreux and Crédit Lyonnais
Director, Europay France and Eurocard Holding

Georges Pauget

Deputy Chief Executive Officer, Crédit Agricole S.A.
Chief Executive Officer, Crédit Lyonnais
Chairman, GIE Cedicam and Union des Assurances Fédérales
Director and Deputy Chairman, Predica and Pacifica
Director, Bankoa and Banque de Gestion Privée Indosuez

BOARD OF DIRECTORS OF CRÉDIT AGRICOLE S.A. (AT 20 JANUARY 2005)

	First elected	Term of office ends	Main office within the company	*Main office outside the company* Other directorships
René Carron Date of birth: 13/6/42 No. of shares held: 4,400	20/05/1999	2005	Chairman	***Chairman, CRCAM* des Savoie*** Deputy Chairman, FNCA Chairman, Caisse locale de Yenne Director, Banca Intesa and Rue Impériale Member of the *Conseil Économique et Social* (Finance section)
Jean-Marie Sander Date of birth: 23/12/49 No. of shares held: 13,078	20/05/1999	2006	Deputy Chairman (representative of SAS Rue La Boétie) Member of the Compensation Committee	***Chairman, CRCAM d'Alsace-Vosges*** Chairman, FNCA Chairman, SAS Rue la Boétie Representative of SACAM Développement on the Board of Crédit Lyonnais Director, Predica Chairman, Alsace Chamber of Agriculture and Alsace *Conseil Économique et Social.*
Noël Dupuy Date of birth: 6/7/47 No. of shares held: 844	21/05/2003	2006	Deputy Chairman Member of the Audit and Risks Committee	***Chairman, CRCAM de la Touraine et du Poitou.*** Deputy Chairman, FNCA. Chairman, Caisse Locale de la Vallée de l'Indre. Director, Rue Impériale Director, Crédit Lyonnais Director, CA Titres et Predica
Pierre Bru Date of birth: 10/3/50 No. of shares held: 2,690	25/05/2000	2007	Director Member of the Compensation Committee	***Chairman, CRCAM de Quercy Rouergue*** Chairman, Sodagri Chairman and Chief Executive, Inforsud Gestion Director, Crédit Agricole Indosuez, Mérico/Deltaprint and Chabrillac
Xavier Fontanet Date of birth: 9/9/48 No. of shares held: 3,000	29/11/2001	2005	Director Member of the Audit and Risks Committee	**Chairman and Chief Executive, Essilor International** Director, Bénéteau, L'Oréal, Essilor of America Inc (USA), Transitions Optical Inc (USA), Essilor Laboratoires of America Holding Co Inc (USA), EOA Holding Co Inc (USA), Shanghai Essilor Optical Company Ltd (China), Transitions Optical Ltd (Ireland), Transitions Optical Holding B.V. (Netherlands), and Nikon- Essilor Co Ltd (Japan). IMS – *Entreprendre pour la Cité*
Carole Giraud Vallentin Date of birth: 15/11/65 No. of shares held: 10	29/11/2001	2006	Director representing the employee shareholders	***Analyst, Systems and Technology Development Department, CRCAM Sud-Rhône-Alpes***

* CRCAM: Caisse Régionale de Crédit Agricole Mutuel (Regional Bank)

	First elected	Term of office ends	Main office within the company	***Main office outside the company*** Other directorships
Roger Gobin Date of birth: 7/4/45 No. of shares held: 1,402	25/5/2000	2006	Director Member of the Audit and Risks Committee	***Chairman, CRCAM Atlantique-Vendée*** Director, Caisse Locale de Pornic Chairman, Fireca Director, Pacifica, Ucabail and Crédit Agricole Indosuez
Jean-Michel Lemétayer Date of birth: 2/6/51 No. of shares held: 2,013	Nov 2001	2004	Director	***Chairman, FNSEA*** Member of the *Conseil Economique et Social*
Bernard Mary Date of birth: 17/11/47 No. of shares held: 4,930	29/11/2001	2006	Director Member of the Audit and Risks Committee	***Chief Executive Officer, CRCAM Nord-Est*** Director, Crédit Agricole Indosuez Cheuvreux, CA-ELS, Sofipar, and Crédit Agricole Belge
Gérard Mestrallet Date of birth: 1/4//49 No. of shares held: 50	29/11/2001	2005	Director Chairman of the Compensation Committee	***Chairman and Chief Executive, Suez (SA)*** Chairman, Suez-Tractebel (SA) (Belgium), and Hisusa (SA) (Spain) Deputy Chairman, Sociedad General de Aguas de Barcelona (SA) (Spain) Director, Compagnie de Saint-Gobain (SA), Pargesa Holding S.A. (Switzerland), and Electrabel (SA) (Belgium) Member of the Supervisory Board, AXA (SA), and Taittinger (SA)
Jean-Pierre Pargade Date of birth: 28/7/46 No. of shares held: 3,673	23/5/1996	2006	Director Member of the Compensation Committee	***Chairman, Crcam Aquitaine*** Chairman, Caisse locale de Samadet Director, Crédit Agricole Asset Management and Segespar Chairman, Foncaris Manager, Agri-Informatique Services
Corrado Passera Date of birth: 30/12/54 No. of shares held: 10	22/5/2002	2005	Director	***Chief Executive Officer, Banca Intesa*** Director, Olimpia S.P.A. et RCS MediaGroup Director and member of the Executive Committee, Italian Banking Association (ABI)
Jean-Claude Pichon Date of birth: 10/9/46 No. of shares held: 2,860	25/5/2000	2005	Director Member of the Audit and Risks Committee	***Chief Executive Officer, CRCAM du Midi*** Chairman, Predica Director, Predi-Retraites and Pacifica Deputy Chairman of the Executive Board, Sofilaro Chairman, Sofilaro Participations Non-voting Director, Europay-France Director, APIS CA
Henri Corbel Date of birth: 24/2/51 No. of shares held: 932	June 2000	2006	Director representing the employees	***Head of Property Administration, Unipar*** Chairman of the Supervisory Board, "Actions" employee share ownership plan

	First elected	Term of office ends	Main office within the company	*Main office outside the company* Other directorships
Michel Guermeur Date of birth: 8/8/51 No. of shares held: 1	June 2003	2006	Director representing the employees	***Leasing assistant, Ucabail***
Henri Moulard Date of birth: 2/5/38 No. of shares held: 10	22/5/2002	2006	Non-voting Director Chairman of the Audit and Risks Committee	***Chairman, Truffle Venture (Invest in Europe)*** Chairman, HM et Associés (SAS) Non-voting Director, Crédit Agricole Indosuez and Crédit Lyonnais Non-voting Director, GFI Informatique Director, Elf-Aquitaine (SA), Wafabank, Unibail (SA), Burelle SA, BCM (Banque Commerciale du Maroc)
Alain Diéval Date of birth: 3/12/48 No. of shares held: 2,825	19/5/2004	2005	Director	***Chief Executive Officer, CRCAM Nord de France*** Chairman, Crédit Agricole Belge Chairman, Vauban Finance Chairman, SA MRACA CAMCA General Secretary Chairman, Club des utilisateurs Telecom (FNCA) Director, Crédit Agricole Titres
Daniel Lebègue Date of birth: 4/5/1943 No. of shares held: 0	19/5/2004	2005	Director	***Chairman, Institut Français des Administrateurs*** Chairman, Crédit Agricole Belge Director, Alcatel, Areva, Technip, Scor, Gaz de France
Michel Michaut Date of birth: 6/3/47 No. of shares held: 526	19/5/2004	2005	Director	***Chairman, CRCAM Champagne Bourgogne*** Chairman, Ucabail Member, Bureau Fédéral (FNCA) Director, CAMCA Chairman, Fédération des Caisses Régionales de Bourgogne Member of the Board, Chairman Association (FNCA) Member, Commission des Relations sociales et de la Délégation Fédérale de Négociation (FNCA) Member of the Management Board, ADICAM

CONSOLIDATED FINANCIAL STATEMENTS OF THE CRÉDIT AGRICOLE GROUP

CRÉDIT AGRICOLE GROUP CONSOLIDATED BALANCE SHEET

As at 31 December 2001, 2002 and 2003

(in millions of euros)

ASSETS	2001	2002	2003
Interbank and Similar	**95,876**	**111,359**	**177,418**
Cash, due from Central bank and French postal system	6,505	12,935	15,771
Public notes and similar items	25,769	31,593	67,000
Due from banks	63,602	66,831	94,647
Loans and advances	**262,403**	**266,349**	**370,895**
Lease financing and similar	**6,654**	**6,863**	**13,263**
Securities	**69,366**	**63,069**	**93,089**
Bonds and other fixed-income securities	40,043	36,944	56,417
Shares and other variable securities	29,323	26,125	36,672
Investments by insurance companies	**79,692**	**85,296**	**127,509**
Share of reinsurance companies in technical reserves	**131**	**171**	**416**
Investments, Bank Premises and Equipment	**13,300**	**13,946**	**17,866**
Investments, including investments in unconsolidated subsidiaries and shares in associated companies	4,374	5,336	3,581
Investments and shares in associated companies accounted for by the equity method	4,174	4,232	4,523
Intangible assets, bank premises and equipment	4,752	4,378	9,762
Goodwill	**1,810**	**1,570**	**9,983**
Sundry and Miscellaneous Accounts	**34,057**	**32,172**	**64,799**
Other assets	18,664	19,795	45,567
Other insurance assets	496	551	879
Sundry accounts and prepaid expenses	14,897	11,826	18,353
TOTAL ASSETS	**563,289**	**580,795**	**875,238**

LIABILITIES AND EQUITY	2001	2002	2003
Interbank and Similar	**70,307**	**70,882**	**126,873**
Cash, due to Central bank and French postal system	23	14	291
Due from banks	70,284	70,868	126,582
Customer Credit Accounts	**266,674**	**270,164**	**366,960**
Special savings accounts	139,198	144,747	183,110
Other accounts	127,476	125,417	183,850
Debt represented by a security	**64,031**	**64,684**	**101,332**
Technical reserves of insurance companies	**78,019**	**84,553**	**123,491**
Sundry and Miscellaneous Debt	**37,852**	**42,187**	**85,016**
Other liabilities	23,449	25,163	62,199
Other insurance liabilities	363	452	886
Sundry accounts and unearned accounts	14,040	16,572	21,931
Reserves and Subordinated Debt	**13,234**	**13,908**	**24,348**
Contingency reserves	4,836	3,655	6,827
Mutual guarantee deposits	3	3	31
Subordinated debt	8,395	10,250	17,490
Fund for General Banking Risks	**4,128**	**4,299**	**4,559**
Minorities interests	**656**	**361**	**4,049**
Stockholders Equity (excluding Fund for General Banking Risks)	**28,388**	**29,757**	**38,610**
Subscribed capital	4,484	4,424	5,826
Additional paid-in capital	4,356	3,951	9,448
Subsidies to grant	113	122	129
Consolidated retained earnings, revaluation margin currency translation adjustments, equity method margins	18,277	18,963	20,582
Net income for the year	1,158	2,297	2,625
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**563,289**	**580,795**	**875,238**

CRÉDIT AGRICOLE GROUP OFF-BALANCE SHEET COMMITMENTS
As at 31 December 2001, 2002 and 2003

(in millions of euros)

	2001	2002	2003
Commitments given	**101,973**	**125,376**	**207,979**
Financing Commitments	**67,290**	**73,246**	**138,667**
Commitments in favour of credit institutions	3,033	5,088	9,167
Commitments in favour of customers	64,257	68,158	129,500
Guarantee Commitments	**31,405**	**49,282**	**64,598**
Commitments in favour of credit institutions	8,121	7,072	15,651
Commitments in favour of customers[1]	23,284	42,210	48,947
Commitments given by Insurance Companies	**857**	**906**	**955**
Commitments on Securities	**2,421**	**1,942**	**3,759**
Securities acquired with option of purchase or redemption	6	1	11
Other commitments given	2,415	1,941	3,748
Commitments Received	**45,200**	**50,042**	**84,069**
Financing Commitments	**1,774**	**5,357**	**5,384**
Commitments received from credit institutions	1,277	2,999	4,253
Commitments received from customers	497	2,358	1,131
Guarantee Commitments	**30,447**	**31,334**	**55,716**
Commitments received from credit institutions	4,009	4,301	18,203
Commitments received from customers[1]	26,438	27,033	37,513
Commitments received from Insurance Companies	**9,407**	**9,675**	**17,296**
Commitments on Securities	**3,572**	**3,676**	**5,673**
Securities sold with option of purchase or redemption	73		15
Other commitments received	3,499	3,676	5,658

[1] At 31 December 2002, these commitments include the guarantee given by Crédit Agricole Indosuez and the counter-guarantee received from the Regional Banks within the framework of the public cash and exchange offer for the capital of Crédit Lyonnais issued on 16 December 2002.

CRÉDIT AGRICOLE GROUP CONSOLIDATED STATEMENTS OF INCOME
As at 31 December 2001, 2002 and 2003

(in millions of euros)

	2001	2002	2003
Net interest income and similar	**6,701**	**7,226**	**9,045**
Net commission income	**4,081**	**3,725**	**5,106**
Net income from variable-yield securities	**3,413**	**2,201**	**3,104**
Other net operating income	**563**	**1,322**	**936**
Gross income from insurance companies[2]	**1,501**	**1,253**	**2,323**
Net interest and commission income	**16,259**	**15,727**	**20,514**
General Operating Expenses and Depreciation	**(10,701)**	**(10,505)**	**(13,198)**
Personnel expenses	(5,896)	(5,715)	(7,327)
General Operating Expenses	(4,026)	(4,068)	(5,040)
Depreciation	(779)	(722)	(831)
Gross operating income	**5,558**	**5,222**	**7,316**
Risk related costs	**(1,353)**	**(796)**	**(1,725)**
Net income (loss) on fixed assets	**122**	**(94)**	**(69)**
Net allocation to the Fund for general banking risks	**(1,615)**	**(171)**	**207**
Integration-related costs	**-**	**-**	**(513)**
Net extraordinary items	**(116)**	**(255)**	**(121)**
Tax expense	**(1,330)**	**(1,322)**	**(1,808)**
Share in net income of companies accounted for by the equity method[1]	**283**	**8**	**350**
Amortisation of goodwill	**(302)**	**(299)**	**(775)**
Net income before minority interests	**1,247**	**2,293**	**2,862**
Consolidated Net Income - Group share	1,158	2,297	2,625
Minority Interests	89	(4)	237

[1] Crédit Lyonnais was fully consolidated from 1 July to 31 December 2003, in accordance with Regulations 99-07 and 2000-04 of the *Comité de la Réglementation Comptable* (CRC - French accounting regulations committee) on the consolidation of companies governed by the *Comité de la Réglementation Bancaire et Finacière* (CRBF - French banking and financial regulations committee). A mixed consolidation method was used to prepare the interim financial statements for the first half of 2003 for simplification. The share of earnings attributable to the first half was accounted for under the equity method, while the balance sheet and off-balance items were fully consolidated at 30 June 2003.

[2] Crédit Agricole Group insurance companies own securities issued by other Group companies in their investment portfolios. These securities and related income are eliminated from the consolidated financial statements. In order to present a realistic economic view of insurance activities in the consolidated statement of income, the income (€51 million) from these securities has been written back to the gross margin on insurance activities, to reflect interest income.

CONSOLIDATED FINANCIAL STATEMENTS OF CRÉDIT AGRICOLE S.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET OF CRÉDIT AGRICOLE S.A. AND ITS SUBSIDIARIES
As at 31 December 2001, 2002 and 2003

(in millions of euros)

ASSETS	2001	2002	2003
Interbank and Similar	**92,874**	**107,799**	**172,246**
Cash, due from Central bank and French postal system	3,660	9,706	12,370
Public notes and similar items	25,121	30,955	65,522
Due from banks	64,093	67,138	94,354
Crédit Agricole Internal transactions	**141,630**	**149,901**	**157,648**
Loans and advances	**69,765**	**62,541**	**148,420**
Lease financing and similar	**6,485**	**6,663**	**13,033**
Securities	**58,629**	**48,014**	**77,992**
Bonds and other fixed-income securities	36,349	31,564	50,089
Shares and other variable securities	22,280	16,450	27,903
Investments by insurance companies	**79,390**	**84,905**	**127,288**
Share of reinsurance companies in technical reserves	**101**	**144**	**389**
Investments, Bank Premises and Equipment	**16,102**	**17,311**	**21,829**
Investments, including investments in unconsolidated subsidiaries and shares in associated companies	3,592	4,520	2,747
Investments and shares in associated companies accounted for by the equity method	10,823	11,420	12,294
Intangible assets, bank premises and equipment	1,687	1,371	6,788
Goodwill	**1,895**	**1,652**	**9,658**
Sundry and Miscellaneous Accounts	**28,196**	**26,788**	**57,482**
Other assets	16,755	16,979	42,503
Other insurance assets	532	641	989
Sundry accounts and prepaid expenses	10,909	9,168	13,990
TOTAL ASSETS	**495,067**	**505,718**	**785,985**

LIABILITIES AND EQUITY	2001	2002	2003
Interbank and Similar	**70,305**	**70,477**	**125,127**
Cash, due to Central bank and French postal system	21	13	290
Due from banks	70,284	70,464	124,937
Crédit Agricole Internal transactions	**24,053**	**18,943**	**13,502**
Customer Credit Accounts	**200,681**	**205,087**	**297,765**
Special savings accounts	138,221	143,701	180,204
Other accounts	62,460	61,386	117,561
Debt represented by a security	**57,562**	**58,257**	**90,505**
Technical reserves of insurance companies	**77,687**	**84,154**	**123,069**
Sundry and Miscellaneous Debt	**34,542**	**39,232**	**81,858**
Other liabilities	21,508	23,087	60,090
Other insurance liabilities	377	481	949
Sundry accounts and unearned accounts	12,657	15,664	20,819
Reserves and Subordinated Debt	**12,837**	**12,136**	**24,201**
Contingency reserves	3,263	2,391	5,487
Mutual guarantee deposits	0	0	28
Subordinated debt	9,574	9,745	18,686
Fund for General Banking Risks	**1,716**	**1,618**	**1,944**
Minorities interests	**690**	**383**	**4,443**
Stockholders Equity (excluding Fund for General Banking Risks)	**14,994**	**15,431**	**23,571**
Subscribed capital	2,911	2,904	4,418
Additional paid-in capital	6,516	6,516	12,822
Subsidies to grant	112	121	128
Consolidated retained earnings, revaluation margin currency translation adjustments, equity method margins	4,388	4,826	5,177
Net income for the year	1,067	1,064	1,026
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**495,067**	**505,718**	**785,985**

CONSOLIDATED OFF-BALANCE SHEET COMMITMENTS OF CRÉDIT AGRICOLE S.A. AND ITS SUBSIDIARIES

As at 31 December 2001, 2002 and 2003
(in millions of euros)

	2001	2002	2003
Commitments given	**71,326**	**96,124**	**171,045**
Financing Commitments	**38,976**	**43,051**	**101,324**
Commitments in favour of credit institutions	2,876	5,020	9,114
Commitment in favour of Crédit Agricole	1,337	1,065	1,807
Commitments in favour of customers	34,763	36,966	90,403
Guarantee Commitments	**29,097**	**50,255**	**65,186**
Commitments in favour of credit institutions	8,079	7,048	15,673
Commitment in favour of Crédit Agricole	27	3,098	2,993
Commitments in favour of customers[1]	20,991	40,109	46,520
Commitments given by Insurance Companies	**832**	**881**	**955**
Commitments on Securities	**2,421**	**1,937**	**3,580**
Securities acquired with option of purchase or redemption	6	0	0
Other commitments given	2,415	1,937	3,580
Commitments Received	**35,114**	**58,736**	**69,691**
Financing Commitments	**4,682**	**9,643**	**9,115**
Commitments received from credit institutions	1,160	2,943	4,205
Commitments received from Crédit Agricole	3,025	4,342	3,779
Commitments received from customers	497	2,358	1,131
Guarantee Commitments	**17,561**	**35,807**	**37,814**
Commitments received from credit institutions	2,849	21,782	15,938
Commitments received from Crédit Agricole	7	6	5
Commitments received from customers[1]	14,705	14,019	21,871
Commitments received from Insurance Companies	**9,385**	**9,654**	**17,267**
Commitments on Securities	**3,486**	**3,632**	**5,495**
Securities sold with option of purchase or redemption	0	0	15
Other commitments received	3,486	3,632	5,480

[1] At 31 December 2002, these commitments include the guarantee given by Crédit Agricole Indosuez and the counter-guarantee received from the Regional Banks within the framework of the public cash and exchange offer for the capital of Crédit Lyonnais issued on 16 December 2002.

CONSOLIDATED STATEMENTS OF INCOME OF CRÉDIT AGRICOLE S.A. AND ITS SUBSIDIARIES

As at 31 December 2001, 2002 and 2003
(in millions of euros)

	2001	2002	2003
Net interest income and similar	**1,540**	**1,699**	**3,550**
Net commission income	**396**	**11**	**1,033**
Net income from variable-yield securities	**3,256**	**1,996**	**2,458**
Other net operating income	**211**	**369**	**347**
Gross income from insurance companies[2]	**1,195**	**1,254**	**1,963**
Net interest and commission income	**6,598**	**5,329**	**9,351**
General Operating Expenses and Depreciation	**(4,350)**	**(3,929)**	**(6,496)**
Personnel expenses	(2,278)	(2,054)	(3,544)
General Operating Expenses	(1,764)	(1,641)	(2,554)
Depreciation	(308)	(234)	(398)
Gross operating income	**2,248**	**1,400**	**2,855**
Risk related costs	**(366)**	**(207)**	**(839)**
Net income (loss) on fixed assets	**34**	**(74)**	**(17)**
Net allocation to the Fund for general banking risks	**(44)**	**98**	**131**
Integration-related costs	**-**	**-**	**(513)**
Net extraordinary items	**333**	**(134)**	**9**
Tax expense	**(861)**	**(212)**	**(567)**
Share in net income of companies accounted for by the equity method[1]	**305**	**476**	**986**
Amortisation of goodwill	**(296)**	**(286)**	**(759)**
Net income before minority interests	**1,353**	**1,061**	**1,286**
Consolidated Net Income - Group share	1,067	1,064	1,026
Minority Interests	286	(3)	260

[1] Crédit Lyonnais was fully consolidated from 1 July to 31 December 2003, in accordance with Regulations 99-07 and 2000-04 of the *Comité de la Réglementation Comptable* (CRC - French accounting regulations committee) on the consolidation of companies governed by the *Comité de la Réglementation Bancaire et Finacière* (CRBF - French banking and financial regulations committee). A mixed consolidation method was used to prepare the interim financial statements for the first half of 2003 for simplification. The share of earnings attributable to the first half was accounted for under the equity method, while the balance sheet and off-balance items were fully consolidated at 30 June 2003.

[2] Crédit Agricole Group insurance companies own securities issued by other Group companies in their investment portfolios. These securities and related income are eliminated from the consolidated financial statements. In order to present a realistic economic view of insurance activities in the consolidated statement of income, the income (€51 million) from these securities has been written back to the gross margin on insurance activities, to reflect interest income.

STATUTORY AUDITORS' REPORT
ON THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

This is a free translation into English of the statutory auditors'report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors'report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders

In compliance with the assignment entrusted to us by your Shareholders' general meeting, we have audited the accompanying consolidated financial statements of Crédit Agricole S.A. for the year ended 31 December 2003.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies as of 31 December 2003, in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion expressed above, we draw attention to the matters discussed in note 2.1 to the financial statements concerning:

- the change in accounting method resulting from application of the preferred method of treatment of deferred expenses incurred in the issuance of debts represented by a security with effect from January 1, 2003
- the change in accounting method resulting from application of CRC Regulation 2002-03 on accounting for credit risks by institutions regulated by the Comité de la Réglementation Bancaire et Financière,
- the change in accounting method resulting from application of CRC Regulation 2002-10 on depreciation and impairment of assets for banking and insurance activities.

II. Justification of our assessments

In accordance with the requirements of Article L. 225-235 of the French Company Law (Code de Commerce) relating to the justification of our assessments, introduced by the Financial Security Act of 1st August 2003 and which came into effect for the first time this year, we bring to your attention the following matters:

- As indicated in note 2.1 to the financial statements, the group establishes provisions to cover the credit risks inherent in its activities. We reviewed the processes that the management uses to identify and evaluate these risks and determine the necessary amount of provisions.

- As indicated in note 2.1 to the financial statements, the group uses internal valuation models to value financial instruments that are not traded on organised markets. We reviewed the validation procedures used to determine the parameters of these models and factor in the risks associated with such instruments.

- As indicated in note 1.2 to the financial statements, as part of the first-time consolidation of the Crédit Lyonnais group, the group conducted a preliminary review of the asset, liability and off-balance-sheet items of the Crédit Lyonnais group that led it to harmonise the accounting methods used, book a provision for costs related to the business combination, and recognise an intangible asset representing the value of Crédit Lyonnais's retail banking business in France. The residual amount after recognition of these items was booked as goodwill and is amortised over 20 years. We reviewed the assumptions used to value these assets and liabilities and verified that the valuations are based on documented methods.

As a customary part of the process of drawing up the financial statements, the group made a number of significant accounting estimates, notably on the valuation of non-consolidated participating interests, the recoverability of deferred tax assets, and the valuation of goodwill and pension obligations appearing on the balance sheet. We reviewed the assumptions used and verified that these accounting estimates are based on documented methods that conform to the principles set forth in notes 2.1 and 2.2 to the financial statements.Our assessment of the reasonable nature of these estimates was made on these bases.

The assessments were made in the context of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of the unqualified opinion expressed in the first part of our report.

III. Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

21 April 2004

The Statutory Auditors

CABINET ALAIN LAINÉ

BARBIER FRINAULT & AUTRES

ERNST & YOUNG

Alain Lainé

Valérie Meeus

PRO FORMA BALANCE SHEET OF CRÉDIT AGRICOLE S.A. AND ITS SUBSIDIARIES
As at 31 December 2001, 2002 and 2003

(in millions of euros)

ASSETS	2001 *pro forma*	2002 *pro forma*	2003 *pro forma*
Interbank and Similar	**135,198**	**177,570**	**172,246**
Cash, due from Central bank and French postal system	7,997	13,999	12,370
Public notes and similar items	45,210	62,815	65,522
Due from banks	81,991	100,656	94,354
Crédit Agricole Internal transactions	**141,630**	**149,901**	**157,648**
Loans and advances	**157,273**	**152,264**	**148,420**
Lease financing and similar	**10,665**	**12,642**	**13,033**
Securities	**76,193**	**75,245**	**77,992**
Bonds and other fixed-income securities	45,267	44,915	50,089
Shares and other variable securities	30,926	30,330	27,903
Investments by insurance companies	**106,617**	**114,690**	**127,288**
Share of reinsurance companies in technical reserves	**130**	**192**	**389**
Investments, Bank Premises and Equipment	**20,782**	**20,772**	**21,829**
Investments, including investments in unconsolidated subsidiaries and shares in associated companies	3,099	2,724	2,747
Investments and shares in associated companies accounted for by the equity method	10,745	11,455	12,294
Intangible assets, bank premises and equipment	6,938	6,593	6,788
Goodwill	**9,026**	**8,419**	**9,658**
Sundry and Miscellaneous Accounts	**47,808**	**44,808**	**57,539**
Other assets	28,314	31,044	42,560
Other insurance assets	568	754	989
Sundry accounts and prepaid expenses	18,926	13,010	13,990
TOTAL ASSETS	**705,322**	**756,503**	**786,042**

LIABILITIES AND EQUITY	2001 *pro forma*	2002 *pro forma*	2003 *pro forma*
Interbank and Similar	**123,800**	**141,719**	**125,287**
Cash, due to Central bank and French postal system	116	117	290
Due from banks	123,684	141,602	124,997
Crédit Agricole Internal transactions	**24,053**	**18,943**	**13,502**
Customer Credit Accounts	**275,083**	**283,877**	**297,765**
Special savings accounts	162,697	168,883	180,204
Other accounts	112,386	114,994	117,561
Debt represented by a security	**83,032**	**90,801**	**90,505**
Technical reserves of insurance companies	**103,029**	**111,550**	**123,069**
Sundry and Miscellaneous Debt	**52,120**	**65,261**	**81,858**
Other liabilities	35,032	45,249	60,090
Other insurance liabilities	527	604	949
Sundry accounts and unearned accounts	16,561	19,408	20,819
Reserves and Subordinated Debt	**20,285**	**19,599**	**24,201**
Contingency reserves	6,142	5,177	5,487
Mutual guarantee deposits	9	18	28
Subordinated debt	14,134	14,404	18,686
Fund for General Banking Risks	**2,180**	**2,078**	**1,944**
Minorities interests	**2,252**	**2,525**	**4,457**
Stockholders Equity (excluding Fund for General Banking Risks)	**19,488**	**20,150**	**23,454**
Subscribed capital	3,942	3,963	4,418
Additional paid-in capital	10,978	10,978	12,822
Subsidies to grant	112	121	128
Consolidated retained earnings, revaluation margin currency translation adjustments, equity method margins	2,847	3,842	4,946
Net income for the year	1,609	1,246	1,140
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**705,322**	**756,503**	**786,042**

PRO FORMA OFF-BALANCE SHEET COMMITMENTS OF CRÉDIT AGRICOLE S.A. AND ITS SUBSIDIARIES

As at 31 December 2001, 2002 and 2003
(in millions of euros)

	2001 *pro forma*	**2002** *pro forma*	**2003** *pro forma*
Commitments given	**160,241**	**178,544**	**171,045**
Financing Commitments	**94,532**	**95,536**	**101,324**
Commitments in favour of credit institutions	7,391	12,365	9,114
Commitments in favour of Crédit Agricole	1,337	1,065	1,807
Commitments in favour of customers	85,804	82,106	90,403
Guarantee Commitments	**60,652**	**78,525**	**65,186**
Commitments in favour of credit institutions	15,385	11,915	15,673
Commitments in favour of Crédit Agricole	27	3,098	2,993
Commitments in favour of customers	45,240	63,512	46,520
Commitments given by Insurance Companies	**833**	**881**	**955**
Commitments on Securities	**4,224**	**3,602**	**3,580**
Securities acquired with option of purchase or redemption	6	0	0
Other commitments given	4,218	3,602	3,580
Commitments Received	**70,367**	**93,791**	**69,691**
Financing Commitments	**10,413**	**18,368**	**9,115**
Commitments received from credit institutions	6,769	10,346	4,205
Commitments received from Crédit Agricole	3,025	4,342	3,779
Commitments received from customers	619	3,680	1,131
Guarantee Commitments	**44,996**	**60,394**	**37,814**
Commitments received from credit institutions	16,240	33,338	15,938
Commitments received from Crédit Agricole	7	6	5
Commitments received from customers[1]	28,749	27,050	21,871
Commitments received from Insurance Companies	**9,385**	**9,654**	**17,267**
Commitments on Securities	**5,573**	**5,375**	**5,495**
Securities sold with option of purchase or redemption	0	0	15
Other commitments received	5,573	5,375	5,480

PRO FORMA STATEMENT OF INCOME OF CRÉDIT AGRICOLE S.A. AND ITS SUBSIDIARIES

As at 31 December 2001, 2002 and 2003
(in millions of euros)

	2001 *pro forma*	2002 *pro forma*	2003 *pro forma*
Net interest income and similar	**3,089**	**3,668**	**4,359**
Net commission income	**2,537**	**2,094**	**2,071**
Net income from variable-yield securities	**4,972**	**3,691**	**3,693**
Other net operating income	**270**	**393**	**360**
Gross income from insurance companies[2]	**1,740**	**1,813**	**2,238**
Net interest and commission income	**12,608**	**11,659**	**12,721**
General Operating Expenses and Depreciation	**(9,120)**	**(8,700)**	**(8,889)**
Personnel expenses	(5,036)	(4,859)	(4,971)
General Operating Expenses	(3,482)	(3,339)	(3,379)
Depreciation	(602)	(502)	(539)
Gross operating income	**3,488**	**2,959**	**3,832**
Risk related costs	**(1,049)**	**(770)**	**(1,121)**
Net income (loss) on fixed assets	**31**	**(124)**	**(49)**
Net allocation to the Fund for general banking risks	**(44)**	**98**	**131**
Integration-related costs	**-**	**-**	**(513)**
Net extraordinary items	**332**	**(166)**	**(21)**
Tax expense	**(975)**	**(428)**	**(722)**
Share in net income of companies accounted for by the equity method[1]	**707**	**474**	**856**
Amortisation of goodwill	**(628)**	**(622)**	**(900)**
Net income before minority interests	**1,862**	**1,421**	**1,493**
Consolidated Net Income - Group share	1,609	1,246	1,140
Minority Interests	253	175	353

[1] Crédit Lyonnais was fully consolidated from 1 July to 31 December 2003, in accordance with Regulations 99-07 and 2000-04 of the *Comité de la Réglementation Comptable* (CRC - French accounting regulations committee) on the consolidation of companies governed by the *Comité de la Réglementation Bancaire et Finacière* (CRBF - French banking and financial regulations committee). A mixed consolidation method was used to prepare the interim financial statements for the first half of 2003 for simplification. The share of earnings attributable to the first half was accounted for under the equity method, while the balance sheet and off-balance items were fully consolidated at 30 June 2003.

[2] Crédit Agricole Group insurance companies own securities issued by other Group companies in their investment portfolios. These securities and related income are eliminated from the consolidated financial statements. In order to present a realistic economic view of insurance activities in the consolidated statement of income, the income (€51 million) from these securities has been written back to the gross margin on insurance activities, to reflect interest income.

STATUTORY AUDITORS' REPORT
ON THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
COVERING THE PERIOD FROM 1 JANUARY 2003 TO 31 DECEMBER 2003

(Free translation of the French original)

To the Chairman of the Board of Directors of Crédit Agricole S.A.:

At your request, we have examined the pro forma consolidated financial statements covering the period from 1 January 2003 to 31 December 2003, as attached to this report. These pro forma consolidated financial statements were prepared for purposes of comparison following the acquisition of the Crédit Lyonnais group in the second quarter of 2003.

These pro forma consolidated financial statements of Crédit Agricole S.A. were prepared by the Board of Directors at its meeting of 9 March 2004 using the historical consolidated financial statements of Crédit Agricole S.A. at 31 December 2003, which were audited by us in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. Our audit enabled us to express an unqualified opinion on the historical consolidated financial statements of Crédit Agricole S.A., with an emphasis of matter paragraph that, without qualifying that opinion, draws attention to note 2.1 to those statements concerning:

- the change in accounting method resulting from the application of the preferred method of treatment of deferred expenses incurred in the issuance of debts represented by a security with effect from January 1, 2003
- the change in accounting method resulting from application of CRC Regulation 2002-03 on accounting for credit risks by institutions regulated by the Comité de la Réglementation Bancaire et Financière,
- the change in accounting method resulting from application of CRC Regulation 2002-10 on depreciation and impairment of assets for banking and insurance activities.These pro forma consolidated financial statements of Crédit Agricole S.A. were also prepared using the consolidated financial statements of the Crédit Lyonnais group for the year ended 31 December 2003, which were audited by PriceWaterhouseCoopers Audit et Deloitte Touche Tohmatsu in accordance with the professional standards applicable in France. Those standards require that the auditors plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. Their audit enabled them to express an unqualified opinion but with an emphasis of matter paragraph that, without qualifying their opinion, draws attention to note 1 to the financial statements. That note describes the changes in accounting methods resulting from application of CRC Regulation 2002-03 on accounting for credit risk and CRC Regulation 2002-10 on depreciation and impairment of assets.

We conducted our examination of the pro forma financial information in accordance with professional standards applicable in France. These standards require that we review the methods for determining the assumptions on which the pro forma financial information was based, the preparation of the pro forma accounts and to perform such procedures as to enable us to assess whether these assumptions are consistent and are correctly reflected in the pro forma accounts and whether the accounting policies applied in preparing these accounts are in accordance with the accounting policies applied for the preparation of the latest consolidated financial statements of Crédit Agricole S.A.

The pro forma consolidated financial statements are intended to reflect the effect of a given transaction on the historical financial information, had this transaction or event occurred at a date earlier than the date at which such transaction or event occurred or is reasonably expected to occur. However, the pro forma financial information is not necessarily indicative of the results of operations or related effects on the financial position that would have been attained had the transaction or event occurred at a date earlier than the date at which it actually occurred or is reasonably expected to occur.

In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned event in the pro forma accounts, and the accounting policies applied for the preparation of such pro forma accounts are consistent with the accounting policies applied in the preparation of the historical consolidated financial statements.

21 April 2004

The Statutory Auditors

CABINET ALAIN LAINÉ	BARBIER FRINAULT & AUTRES
Alain Lainé	ERNST & YOUNG
	Valérie Meeus

SUBSCRIPTION AND SALE

Underwriting Arrangements

Calyon, HSBC Bank plc and Lehman Brothers International (Europe) (the "Managers") have, pursuant to a Subscription Agreement dated 3 February 2005 (the "Subscription Agreement"), agreed with the Issuer, subject to satisfaction of certain conditions, to procure subscription, failing which, to subscribe and pay for the Notes at a price equal to 100 per cent. of their Principal Amount less a selling concession of 0.578 per cent. and a combined management and underwriting commission of 0.733 per cent. in each case of such Principal Amount. In addition, the Issuer has agreed to reimburse the Managers in respect of certain of their legal and other expenses incurred in connection with the issue of the Notes. The Subscription Agreement entitles the Managers to terminate it in certain circumstances prior to payment being made to the Issuer. The Issuer has agreed to indemnify the Managers against certain liabilities in connection with the offer and sale of the Notes.

General Restrictions

Each Manager has agreed to observe all applicable laws and regulations in each jurisdiction in or from which it may acquire, offer, sell or deliver Notes or have in its possession or distribute this Offering Circular or any other offering material relating to the Notes. No action has been, or will be, taken in any country or jurisdiction that would permit a public offering of the Notes, or the possession or distribution of this Offering Circular or any other offering material relating to the Notes, in any country or jurisdiction where action for that purpose is required. Accordingly, the Notes may not be offered or sold, directly or indirectly, and neither this Offering Circular nor any circular, Offering Circular, form of application, advertisement or other offering material relating to the Notes may be distributed in or from, or published in, any country or jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations and all offers and sales of Notes by it will be made on the same terms.

France

Each of the Managers and the Issuer represented and agreed that (i) it has not offered or sold and will not offer or sell, directly or indirectly, any Notes to the public in the Republic of France, and (ii) offers and sales of Notes in the Republic of France will be made only to qualified investors (*investisseurs qualifiés*) as defined in and in accordance with Article L.411-2 of the French *Code monétaire et financier* and *décret* no. 98-880 dated 1 October 1998 relating to offers to qualified investors. In addition, each of the Managers and the Issuer has represented and agreed that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, the Offering Circular or any other offering material relating to the Notes other than to investors to whom offers and sales of Notes in the Republic of France may be made as described above.

United States

The Notes have not been and will not be registered under the Securities Act or the securities law of any U.S. state, and may not be offered or sold, directly or indirectly, in the United States of America or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act or such state securities laws. The Notes are being offered and sold only outside of the United States to non-U.S. persons in reliance upon an exemption from registration under the Securities Act pursuant to Regulation S.

Each Manager has represented and agreed that:

(i) it has not offered or sold, and will not offer or sell, the Notes (a) as part of their distribution at any time or (b) otherwise until 40 days after the later of the commencement of the offering and the issue date of the Notes, within the United States or to, or for the account or benefit of, U.S. persons; and

(ii) it will have sent to each distributor or dealer to which it sells Notes during such 40-day period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons.

Terms used in this paragraph and not otherwise defined in this Offering Circular have the meanings given to them in Regulation S.

In addition, until 40 days after the commencement of the offering of the Notes, an offer or sale of Notes within the United States by a dealer that is not participating in the offering may violate the registration requirements of the Securities Act.

United Kingdom

Each Manager has represented, warranted and agreed that:

i. it has not offered or sold and, prior to the expiry of the period six months from the date of issue of the Notes, will not offer or sell, any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise to persons who fall within the exemptions of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

ii. it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 and any regulation or order thereunder or pursuant thereto with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and

iii. it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in an investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes only under circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer.

Italy

The offer and issue of the Notes is not being made in the Republic of Italy and has not been submitted to the clearance procedure of *Commissione Nazionale per le Società e la Borsa* (CONSOB) or the Bank of Italy pursuant to Italian laws and regulations. Accordingly, Italian residents or persons located in the Republic of Italy may not subscribe or purchase, directly or indirectly, the Notes nor may the Notes be offered, sold or delivered, directly or indirectly, in the Republic of Italy and the Offering Circular, or any other offering material relating to the offer and issue of the Notes may not be distributed or made available in the Republic of Italy.

GENERAL INFORMATION

Authorisation

The issue of the Notes was decided on 3 February, 2005 by the *Directeur Adjoint des Finances Groupe* of the Issuer, acting pursuant to a resolution of the board of directors (*conseil d'administration*) of the Issuer dated 22 July, 2004.

Listing

Application has been made to list the Notes on the Luxembourg Stock Exchange and on the Official Segment of the Stock Market of Euronext Amsterdam N.V.

Clearing Systems

Euronext Amsterdam has informed the Issuer that as a result of a new policy relating to securities with features similar to the Notes, Clearnet S.A., the clearing subsidiary of Euronext N.V., will not perform central counterparty and netting services with respect to the Notes. Counterparty risk will therefore be for the account of investors. For more information, see Euronext Announcement 2002 – 106 dated 2 October 2002.

The Notes have been accepted for clearance through the facilities of Euroclear France, Clearstream, Luxembourg and Euroclear. The Common Code and ISIN numbers for the Notes are as follows:

Common Code	021146889
ISIN	FR0010161026

Documents

A copy of the English translation of the By-laws (*statuts*) of the Issuer will be available free of charge so long as any Notes are outstanding at the specified offices of the Paying Agents in The Netherlands.

For so long as the Notes are listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V., copies of the audited annual financial statements and the semi-annual interim financial statements of the Issuer will be available in the English and French languages, free of charge, at the specified office of the Paying Agent in The Netherlands. For so long as the Notes are listed on the Luxembourg Stock Exchange, copies of the audited annual financial statements and the semi-annual interim financial statements of the Issuer will be available in the English and French languages, free of charge, at the specified office of the Paying Agent in Luxembourg. In addition to its audited annual financial statements and semi-annual interim financial statements, the Issuer also publishes a quarterly income statement and balance sheet data, although it is under no legal obligation to do so.

In connection with the application for the listing of the Notes on the Luxembourg Stock Exchange, the legal notice relating to the issue of the Notes and copies of the constitutive documents of the Issuer have been lodged with the Trade Register in Luxembourg (*Registre de Commerce et des Sociétés à Luxembourg*) prior to the listing thereof, where such documents are available for inspection and where copies thereof can be obtained.

Further listing requirements of the Official Segment of the Stock Market of Euronext Amsterdam N.V.

So long as the Notes are listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V., the Issuer will comply with the provisions of the Listing and Issuing Rules (*Fondsenreglement*) of Euronext Amsterdam N.V., as amended from time to time.

So long as the Notes are listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V., a Paying Agent will be maintained in The Netherlands. Such Paying Agent shall initially be ABN AMRO Bank N.V. in The Netherlands.

The Amsterdam Security Code (*Fondscode*) is 15174.

The Issuer's website is http://www.credit-agricole-sa.fr.

No Material Adverse Change

Except as disclosed in this Offering Circular, there has been no adverse change in the financial position of the Issuer since 31 December, 2003 which is material in the context of the issue of the Notes.

Litigation

Except as disclosed in this Offering Circular, neither the Issuer nor any of its subsidiaries is involved in any litigation or arbitration proceedings relating to claims or amounts that would have a material adverse effect on the financial condition of the Issuer or of the Issuer and its consolidated subsidiaries nor so far as the Issuer is aware is any such litigation or arbitration pending or threatened.

European Council Directive

On 3 June 2003, the European Council has adopted a new directive regarding the taxation of savings income (the "Directive"). Subject to certain conditions being met, it is proposed that Member States will be required as from 1 July 2005, the expected date of implementation of the Directive, to provide to the tax authorities of another Member State details of payments of interest within the meaning of the Directive (interest, products, premiums or other debt income) made by a paying agent within its jurisdiction to or for the benefit of an individual resident in that other Member State (the "Disclosure of Information Method").

In this way, the term "paying agent" is defined widely and includes in particular any economic operator who is responsible for making interest payments, within the meaning of the Directive, for the immediate benefit of individuals.

However, throughout a transitional period, certain Member States (the Grand-Duchy of Luxembourg, Belgium and Austria) would withhold an amount on interest payments instead of using the Disclosure of Information Method used by other Member States. The rate of such withholding tax would equal 15 per cent. as from 1 July 2005, 20 per cent. as from 1 July 2008, and 35 per cent. as from 1 July 2011.

According to the agreement reached by ECOFIN Council, such transitional period would end if and when the European Community enters into agreements on exchange of information upon request with several jurisdictions (the United States, Switzerland, Liechtenstein, San Marino, Monaco and Andorra).

The Directive was implemented into French law, which imposes on paying agents based in France an obligation to report to the French tax authorities certain information with respect to interest payments made to beneficial owners domiciled in another Member State, including, among other things, the identity and address of the beneficial owner and a detailed list of the different categories of interest paid to that beneficial owner. These reporting obligations will enter into force with respect to interest payments made on or after the effective application date of the Directive, but paying agents are required to identify the beneficial owners of such payments as from 1 January 2004, as set forth in regulations not yet published.

THE ISSUER

Crédit Agricole S.A.
91-93 boulevard Pasteur
75015 Paris, France

LEGAL ADVISORS TO THE ISSUER

Cleary Gottlieb Steen & Hamilton LLP
41, avenue de Friedland
75008 Paris, France

LEGAL ADVISORS TO THE MANAGERS

Allen & Overy LLP
26, boulevard des Capucines
75009 Paris, France

AUDITORS TO THE ISSUER

Barbier Frinault & Autres
Ernst & Young
41, rue Ybry
92576 Neuilly Sur Seine Cedex
France

PricewaterhouseCoopers Audit
32, rue Guersant
75833 Paris Cedex 17, France

FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT

Crédit Agricole Investor Services Corporate Trust S.A.
91-93 Boulevard Pasteur
75015 Paris

LUXEMBOURG LISTING AGENT AND PAYING AGENT

Crédit Agricole Investor Services Bank Luxembourg S.A.
39 Allée Scheffer
L-2520 Luxembourg, Luxembourg

THE NETHERLANDS LISTING AGENT AND PAYING AGENT

ABN AMRO Bank N.V.
Gustav Mahlerlaan
1082 PP Amsterdam
The Netherlands

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.2 A

Pricing Supplement relating to the issuance of €300,000,000
Floating Rate Notes due February 2007

February 14, 2005

Please see attached.

Pricing Supplement dated 14 February 2005



CREDIT AGRICOLE S.A.

acting through its London branch

Issue of EUR 300,000,000 Floating Rate Notes due February 2007 (the "Notes") under the U.S.$ 20,000,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch:	London branch
2.	(i)	Series Number:	**93**
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euro ("EUR")
4.		Aggregate Nominal Amount:	
	(i)	Series:	EUR 300,000,000
	(ii)	Tranche:	EUR 300,000,000
5.	(i)	Issue Price:	100.0197 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 300,059,100
6.		Specified Denominations:	EUR 1,000
7.	(i)	Issue Date:	16 February 2005
	(ii)	Interest Commencement Date:	Issue date
8.		Maturity Date:	16 February 2007
9.		Interest Basis:	3 month EURIBOR Floating Rate (further particulars specified below)
10.		Redemption/Payment Basis:	Redemption at par
11.		Change of Interest or Redemption/ Payment Basis:	Not Applicable

12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Unsubordinated
14.	Listing:	Luxembourg
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Not Applicable
17.	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	As per the Conditions
	(ii)	Specified Interest Payment Dates:	Interest will be payable quarterly in arrears on 16 May, 16 August, 16 November and 16 February in each year, commencing on 16 May 2005 up to and including the Maturity Date, each subject to the Business Day Convention in 17(iii) below
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 5(j)):	London and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	As per the Conditions
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 5(b)(iii)(B)):	Applicable
	•	Relevant Time:	11 a.m. (Brussels time)
	•	Interest Determination Date:	2 TARGET Business Days prior to the first day in each Interest Period
	•	Primary Source for Floating Rate:	Moneyline Telerate page 248
	•	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	•	Relevant Financial Centre:	Euro-Zone
	•	Benchmark:	3 month EURIBOR
	•	Representative Amount:	Not Applicable
	•	Effective Date:	Not Applicable
	•	Specified Duration:	Not Applicable

	(ix)	ISDA Determination (Condition 5(b)(iii)(A)):	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 5 (j)):	**Actual/360** (adjusted)
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**		Not Applicable
22.	**Put Option**		Not Applicable
23.	**Final Redemption Amount of each Note**		EUR 1,000 per Note of EUR 1,000 specified denomination
24.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:	Bearer Notes

	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
		Rule 144A Eligible:	No
		Institutional Accredited Investor Eligible:	No
26.		Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:	London and Target
27.		Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	No
28.		Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
29.		Details relating to Instalment Notes:	Not Applicable
30.		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.		Consolidation provisions:	Not Applicable
32.	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Barclays Bank PLC
	(iii)	Dealer's Commission:	Not Applicable
34.		If non-syndicated, name of Dealer:	Barclays Bank PLC
35.		Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

36.		ISIN Code:	XS0212051253

37.	Common Code:	21205125
38.	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39.	Delivery:	Delivery against payment
40.	The Agents appointed in respect of the Notes are:	**Fiscal Agent, Principal Paying Agent, Calculation Agent** Credit Agricole S.A. London Branch 2nd floor, 122 Leadenhall Street London EC3V 4QH, United Kingdom **Issuing Agent** Citibank, N.A. 5 Carmelite Street London EC4Y OPA, United Kingdom **Luxembourg Listing Agent and Paying Agent** Credit Agricole Investor Services Bank Luxembourg S.A. 39, Allee Scheffer P.O. Box 1104 Luxembourg

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11 (a):	Not Applicable
42.	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of U.S.$ 1.2975 per EUR, producing a sum of (for Notes not denominated in U.S. dollars):	U.S.$ 389,250,000.00

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the listing of the U.S.$20,000,000,000 Euro Medium Term Note Programme.

STABILISING

In connection with this issue, Barclays Bank PLC or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager or any agent of his to this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

acting through its London branch

By: ______________________

Duly authorised

RECENT DEVELOPMENTS

Completion of the Acquisition by Crédit Agricole S.A. of PPR's Remaining Stake in Finaref *(press release dated 1 February, 2005)*

Following the approval by the French authority *Comité des Etablissements de Crédit et des Entreprises d'Investissement* (Credit Institutions and Investment Firms Committee - CECEI) on January 27, 2005, PPR and Crédit Agricole S.A. announced the completion of the acquisition by Crédit Agricole of PPR's 10% stake in Finaref SA and Finaref Group AB, as per the terms of the final agreement signed on December 30, 2004. The transaction is valued at EUR 265 million.

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref *(press release dated 31 December, 2004)*

PPR and Credit Agricole S.A. announced that they had signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at € 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

AGF and Crédit Agricole diversify and consolidate their working relationship *(press release dated 23 December, 2004)*

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years. Moreover, they are seeking to broaden their relationship in the area of borrower insurance. AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;

- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;

- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad.

Results for First Nine Months of 2004 *(press release dated 17 November 2004)*

• Gross operating income	**€2,895 million (+7.3%)**
• Pre-tax ordinary income	**€3,366 million (+38.1%)**

• **Net income - Group share:**

before goodwill and integration-related costs	**€2,407 million (+46.4%)**
after goodwill and integration-related costs	**€1,728 million (+54.8%)**

Annualised ROE: 13.75% (+4 percentage points)

Third-quarter 2004 results

• **Net income - Group share:**

before goodwill and integration-related costs	**€874 million (+51.5%)**
after goodwill and integration-related costs	**€653 million (+70.9%)**

Payment, on 16 December 2004, of an advance on the next dividend of €0.30 per share

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 17 November 2004 to approve the results for the first nine months of 2004. These results confirm the positive earnings momentum achieved in the first half, with gross operating income up 7.3% year-on-year to €2,895 million and pre-tax ordinary profit up 38.1% to €3,366 million.

In third-quarter 2004 alone, gross operating income increased by 4.6% year-on-year, pre-tax ordinary income by 36.9% and net income (Group share) by 70.9%.

During the third quarter, the Group pressed ahead with its Crédit Lyonnais integration process. The synergies achieved (€300 million at end-September) are ahead of schedule, mainly due to measures taken in the Calyon subsidiary.

The Board of Directors has decided to distribute an advance on the next dividend of €0.30 per share (€0.45 after the tax credit), payable on 16 December 2004.

Crédit Agricole S.A. Consolidated Results

Crédit Agricole S.A.'s net income (Group share) for the first nine months of 2004 came to €1,728 million, up 54.8% on the year-earlier period. Net income before goodwill amortisation and integration-related costs rose by 46.4% to €2,407 million.

This performance mainly stems from an improvement in operating income, risk-related costs and the contribution from equity affiliates.

Gross operating income totalled €2,895 million, up 7.3% on the first nine months of 2003, driven by a combination of:

- 0.7% growth in **net banking income** to €9,351 million: a strong commercial performance in asset management, consumer credit and Crédit Lyonnais more than offset a revenue decline in corporate and investment banking;
- a 2.1% decrease in **operating expenses** to €6,456 million, reflecting the synergies derived from Crédit Lyonnais' integration with the Crédit Agricole S.A. Group.

Consequently, the **cost/income ratio** fell by a further 2 percentage points to 69.0%, compared with 71.0% in the first nine months of 2003.

Risk-related costs came to €434 million, a sharp decrease of 46.1% on the first nine

months of 2003, chiefly in the corporate and investment banking division's financing activities.

The contribution from equity affiliates rose by 30.1% to €803 million, versus €617 million at end-September 2003. This sharp growth was fuelled by increased contributions from the Regional Banks (up 16.7% to €532 million before tax on dividends, versus €456 million at end-September 2003) and from Banca Intesa (€169 million, versus €103 million at end-September 2003).

Pre-tax ordinary income rose by 38.1% year-on-year to €3,366 million.

Net income - Group share, before goodwill amortisation and integration-related costs, increased by 46.4% to €2,407 million, giving an annualised ROE of 13.75% (up 4 percentage points year-on-year).

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**9,290**	**9,351**	**+0.7%**	**3,053**	**(6.1%)**	**(0.3%)**
Operating expenses	(6,593)	(6,456)	(2.1%)	(2,115)	(2.4%)	(2.3%)
Gross operating income	**2,697**	**2,895**	**+7.3%**	**938**	**(13.3%)**	**+4.6%**
Risk-related costs	(805)	(434)	(46.1%)	(110)	(14.1%)	(57.5%)
Income from equity affiliates	617	803	+30.1%	267	+17.1%	+43.5%
Net income on fixed assets	(71)	102	n.m.	58	+41.5%	x3.2
Pre-tax ordinary income	**2,438**	**3,366**	**+38.1%**	**1,153**	**(5.7%)**	**+36.9%**
Integration-related costs		**(225)**	n.m.	(54)	n.m.	**n.m.**
Net income	**1,386**	**1,958**	**+41.3%**	**726**	**+11.7%**	**+52.5%**
Net income - Group share	**1,116**	**1,728**	**+54.8%**	**653**	**+14.8%**	**+70.9%**
Net income - Group share before goodwill and integration-related costs	**1,644**	**2,407**	**+46.4%**	**874**	**+6.2%**	**+51.5%**

Third-quarter 2004 operating income was up 4.6% on third-quarter 2003, driven by a continued decline in operating expenses (down 2.3%). **Net income - Group share, before goodwill amortisation and integration-related costs** rose by 51.5% to €874 million, owing to a sharp 57.5% decline in risk-related costs during the quarter and a 43.5% increase in the contribution from equity affiliates.

Financial Position

Crédit Agricole S.A. Group's shareholders' equity group share (excluding FGBR) amounted to €24.7 billion at end-September 2004, up 4.9% compared to end-December 2003.

Risk-weighted assets totalled €216.6 billion.

The overall solvency ratio was 8.4% (Tier 1: 8.0%).

Results by Business Line

During the first nine months of 2004, Crédit Agricole S.A.'s six business lines delivered strong growth of 25% in their contribution to Group net income before goodwill and integration-related costs (€2,951 million). They generated an **annualised ROE of 17.1%.**

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks recorded further robust growth in business levels during the first nine months of 2004. This commercial momentum continued to be fuelled by: (i) strong new mortgage lending; (ii) an innovative strategy to win new customers, including the *Mozaïc* PC

offer aimed at younger customers; and (iii) the launch of an ambitious auto campaign combining insurance with loans. Lastly, driven by a massive campaign to promote retirement savings products, launched early in the year, the Regional Banks sold 290,000 PERPs (tax-efficient personal pension plans), achieving a 36% market share by end-September 2004. Life insurance products also proved very popular with customers.

Customer assets (excluding equities and bonds) enjoyed strong growth, rising by €22.5 billion (or 6.7%) to €358.9 billion over the twelve months to end-September 2004. The robust 5.1% increase in bank deposits was again driven by a continued strong rise in sight deposits (up 6.4% to €60.6 billion) and particularly sharp growth in passbook deposits (up 9.9% to €51.5 billion).

Amounts outstanding in life insurance policies sold by the Regional Banks continued to increase sharply, rising by 11.7% to €95.1 billion in the twelve months to end-September 2004. Mutual fund investments increased by 4.4% year-on-year, despite adverse market conditions.

Lending continued to grow fast, both in terms of new business and outstanding loans, particularly in the mortgage segment.

New medium and long-term lending totalled €35.9 billion, up 20.5% on the first nine months of 2003. Growth in new mortgage lending came close to 28% over the period.

The Regional Banks had €235.8 billion of loans outstanding at end-September 2004, a year-on-year increase of 8.8% or €19 billion. This growth in lending stems from all segments, with the strongest rise coming from mortgage loans (up 12.9% year-on-year) and local authority finance posting an excellent performance (up 11.5%).

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q3-03
Income from equity affiliates	456	532	+16.7%	170	+16.4%
Pre-tax ordinary income	**456**	**532**	**+16.7%**	**170**	+16.4%
Extraordinary items + Tax + FGBR	(41)*	(60)*	+46.3%	-	
Net income before goodwill amortisation	**415**	**472**	**+13.7%**	**170**	+16.4%
Allocated capital (€ bn)	**3.0**	**3.2**			
ROE	**17.0%**	**18.3%**			

* Tax impact of dividends received from Regional Banks

In the first nine months of 2004, **gross operating income** for the 42 Regional Banks (accounted for under the equity method) grew sharply by 7% to €3.7 billion, fuelled by two positive factors:

- a significant increase in **net banking income,** which rose to €8.5 billion, up 4.3% year-on-year (or 3.6% excluding investment of equity). This growth is due to a substantial rise in fee income (up 8.4% to €2.9 billion), which was driven by all fee categories, but mainly by the success of the 'Compte Service' current account package (nearly 8 million sold so far). This success reflects the increase in the number of deposit accounts held by individual customers (up 1.2% year-on-year), while the average number of products per current account holder remained high (7.5 at end-September 2004).
- tight control over **operating expenses**, which increased by only 2.3% year-on-year. The **cost/income ratio** fell by 0.8 points from 60.2% to 59.4% in the twelve months to end-September 2004.

Despite a depressed economic background, **the cost of credit risk** continued to decline, reaching 25 basis points at end-September 2004, versus 30bp at end-September 2003 and 28bp at end-June 2004. Doubtful loans amounted to 3.7% of total loans outstanding (compared to 4.1% a year earlier), while provisioning against bad and doubtful debts increased to 69.2%.

As a result, **aggregate net income** of the Regional Banks (**equity-accounted** at 25%) increased by 16.7% to €532 million, while their **contribution to Crédit Agricole S.A.'s overall net income** before goodwill amortisation rose by 13.7% to €472 million, after tax paid on dividends from CCI and CCA.

Annualised ROE stood at 18.3%.

In **third-quarter 2004**, **gross operating income** from the Regional Banks was up 3.5% year-on-year. The contribution on an **equity-accounted basis** came to €170 million, a rise of 16.4% on Q3-2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**2,419**	**2,529**	**+4.5%**	**837**	**(2.6%)**	**+0.7%**
Operating expenses	(1,789)	(1,846)	+3.2%	(612)	(2.2%)	+3.0%
Gross operating income	**630**	**683**	**+8.4%**	**225**	**(3.4%)**	**(5.1%)**
Risk-related costs	(130)	(113)	(13.1%)	(37)	+15.6%	+8.8%
Pre-tax ordinary income	**500**	**570**	**+14.0%**	**188**	**(6.5%)**	**(7.4%)**
Extraordinary items + Tax + FGBR	(157)	(172)	+9.6%	(57)	(5.0%)	(10.9%)
Net income before goodwill amortisation	**343**	**398**	**+16.0%**	**131**	**(7.1%)**	**(5.8%)**
Cost/income ratio	**73.9%**	**73.0%**		**73.1%**		
Allocated capital (€ bn)	**2.1**	**2.2**				
ROE	**21.5%**	**23.7%**				

The Crédit Lyonnais network made a much stronger net income contribution (up 16.0%), driven by tight control over risks and expenses. The robust commercial performance in the first nine months of 2004 was reflected by significant expansion in the customer base, with the number of accounts reaching a seven-year peak of around 4,275,000 and the number of new accounts opened rising by 10% year-on-year.

Customer deposits and loans outstanding continued to grow in the first nine months of 2004.

Customer assets rose by 5.4% to €114.1 billion in the twelve months to end-September 2004, fuelled by:

- a rise in bank deposits, driven by a strong increase in sight deposits (up 5.5%) and continued sharp growth in passbook accounts (up 16.3%), notably following the success of the *Cerise* passbook;
- continued growth momentum in life insurance, with in-force business up 9.5% year-on-year to €29 billion;
- the successful placing of IPOs launched in early summer of 2004 (bioMérieux, Snecma, Pages Jaunes).

Loans outstanding increased by 6.4% to €46.6 billion in the twelve months to end-September 2004, driven by a sharp increase in mortgage loans (up 11.1% year-on-year), with new mortgage lending still very strong (up 22% on the first nine months of 2003). Outstanding professional loans (which now include short-term as well as medium-term loans) posted a further 6% year-on-year increase. SME loans were down 3.7%, due to a lower demand for short term loans.

Fuelled by a strong commercial drive, **net banking income** from the Crédit Lyonnais network totalled €2,529 million in the first nine months of 2004, rising by 4.5% year-on-year

(or 5.6% on a like-for-like basis). This increase stems from two positive trends:

- an increase in **fee income,** which was up 5.1% year-on-year (or 8.1% on a like-for-like basis), owing to a robust performance in insurance, new lending and IPO placements. Excluding the impact of the Prédica/UAF merger on the network, fee income was up 8.9%.
- a 4.0% increase in the **interest margin**, which benefited from the positive impact of volumes and interest rates on funding.

Operating expenses remained under control, rising by 3.2% as a result of the network's sales development strategy. On a like-for-like basis, operating expenses were up 1.6%, due to investments in commercial capability (new branches, call centres, etc.). Excluding these factors, operating expenses held steady.
The **cost/income ratio** improved by 0.9 percentage points year-on-year to 73%.

Risk-related costs have stabilised since the beginning of 2004, reaching 42 basis points at end-September 2004 versus 49bp a year earlier.

Gross operating income came to €683 million in the first nine months of 2004, rising sharply by 8.4% (or 18.2% on a like-for-like basis).

Annualised ROE was 23.7%, up 2.2 percentage points on the first nine months of 2003.

In **third-quarter 2004**, **gross operating income** fell to €225 million versus €237 million in third-quarter 2003 (but, on a like-for-like basis, gross operating income was up 12%).

Risk-related costs totalled €37 million, in line with their third-quarter 2003 level (€34 million). **Net income before goodwill amortisation** came to €131 million, versus €139 million in Q3-2003.

3. SPECIALISED FINANCIAL SERVICES

The specialised financial services business continued to grow sharply, driven by consumer lending, especially abroad.

In third-quarter 2004, Crédit Agricole S.A. increased its stake in Credibom (Portugal) from 85% to 100%.

Consumer credit outstandings –handled by Sofinco, Finaref and Lukas – rose by a further 12.8% to €30.5 billion at end-September 2004. Growth was particularly strong outside France, with outstandings up 26.9% excluding Dan'Aktiv, which was acquired in second-quarter 2004.
This increase was driven by a 9.5% rise in loan origination compared with the year-earlier period. Growth was much faster abroad (up 24.2%) than in France (up 4.3% year-on-year).

In France, the 7.9% increase in oustandings was underpinned by: (i) the growth in loans distributed directly (up €2.6 billion in the twelve months to end-September 2004); (ii) the ongoing build-up of the Sofinco/Crédit Lyonnais partnership (up 26.7%); and (iii) greater cooperation with the Regional Banks (up 10.3% year-on-year).
The foreign subsidiaries now account for nearly 27% of total consumer credit outstandings compared to less than 24% in the year-earlier period.

Net banking income was up 14.1% year-on-year, due to a strong rise in volumes, and in spite of very stiff competition, which depressed margins. **Operating expenses** rose by 13.7%, mainly fuelled by international expansion and a change in the consolidation method used for Credibom. **Gross operating income** increased by 14.6% to €666 million at end-September 2004. Excluding Neiertz discount, Crédibom and Dan'Aktiv, net banking income

was up 9.3%, operating expenses rose by 11.0% and gross operating income increased by 8.9%.

Risk-related costs totalled €250 million at end-September 2004 versus €209 million a year earlier, due to two factors:

- the interest discount applied to restructured outstandings under new accounting regulations (€23 million)
- changes in the scope of consolidation (Credibom and Dan'Aktiv: €7 million).

Excluding these factors, risk-related costs remained under control, rising by 5.3% year-on-year, below the rate of revenue growth.

Net income before goodwill amortisation was €260 million, up 5.7% year-on-year. There was a sharp 38.2% increase in the contribution from European subsidiaries on a like-for-like basis.

Consumer credit accounted 84% of earnings in the specialised financial services business.

Against a sluggish economic background, **lease finance outstandings** totalled €12.7 billion, showing a slight acceleration compared to first-half 2004 (up 1.2% at end-September vs 0.9% at end-June 2004). This growth was driven by property and vehicle leasing.

Net income before goodwill amortisation came to €41 million for the first nine months of 2004 (up 2.5% year-on-year), including €18 million in the third quarter (up 20% compared to the second quarter).

In the **factoring** business, Crédit Agricole signed an agreement in the third quarter to purchase Euler Hermès' 49% stake in Eurofactor at end-2004.

Revenues (factored receivables) posted a sharp improvement of 6.1% year-on-year, while oustandings were up 8.6%, mainly fuelled by business abroad (up 23.1%), especially in Germany.

Risk-related costs were down to €5 million at end-September 2004. **Net income before goodwill amortisation** was €11 million, versus €1 million in the year-earlier period.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,602**	**1,780**	**+11.1%**	**604**	**+0.7%**	**+7.9%**
Operating expenses	(919)	(1,015)	+10.4%	(337)	(2.0%)	+7.3%
Gross operating income	**683**	**765**	**+12.0%**	**267**	**+4.3%**	**+8.5%**
Risk-related costs	(247)	(276)	+11.7%	(88)	(5.4%)	+15.8%
Income from equity affiliates	4	(4)	n.m.	(2)	(33.3%)	n.m.
Pre-tax ordinary income	**440**	**485**	**+10.2%**	**177**	**+10.6%**	**+4.1%**
Extraordinary items + Tax + FGBR	(156)	(171)	+9.6%	(56)	(1.8%)	(5.1%)
Net income before goodwill amortisation and integration-related costs	**284**	**314**	**+10.6%**	**121**	**+17.5%**	**+9.0%**
Cost/income ratio	**57.4%**	**57.0%**		**55.8%**		
Allocated capital (€ bn)	**1.7**	**1.9**				
ROE	**22.4%**	**21.8%**				

In this segment as a whole, **net banking income** was up significantly by 11.1% year-on-year to €1.780 billion. Expenses increased by 10.4% to €1.015 billion. As a result, **gross operating income** rose by 12% to €765 million.

Net income before goodwill amortisation and integration-related costs was up 10.6% to €314 million. **Annualised ROE** was 21.8%.

In **third-quarter 2004, gross operating income** rose by 8.5% year-on-year to €267

million, driven by 7.9% growth in net banking income, which more than offset the 7.3% increase in operating expenses fuelled by international expansion in the consumer credit business. **Net income before goodwill amortisation and integration-related costs** came in at €121 million, up 9% year-on-year.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management and insurance business lines significantly increased their contribution to Group earnings. During the third quarter, this segment completed the mergers between its main subsidiaries (CAAM/CLAM and Predica/UAF).

Assets under management (AUM) were up nearly €36 billion year-on-year, mainly fuelled by strong growth in new life insurance inflows. Total assets under management (excluding double counting) came to €399 billion at end-September 2004. Q3-04 performance was impacted by a favourable environment for arbitrage transactions (Sarkozy law, IPOs and PERPs) and the disposal of the private asset management business in Italy.

Growth was particularly strong in **asset management**, with AUM rising by €38.9 billion over the first nine months of 2004. This performance stems from: (i) new inflows, including around €20 billion in assets previously managed by UAF and now managed by CAAM from third-quarter 2004; and (ii) market effect of €6.4 billion.
The international asset management business (e.g. Japan and Spain) posted robust growth in the third quarter, with assets under management up 55.6% versus end-September 2003. Overall, margins in the asset management business were boosted by the growing proportion of bond and alternative investments.

The **private banking** business increased assets under management by 3.4% year-on-year, on a like-for-like basis, i.e. excluding the sale to Intesa of the Italian private banking business, which managed €1.6 billion in assets. Compared to end-December 2003, assets under management were up €1.7 billion on a like-for-like basis, reflecting: (i) €0.4 billion in net new inflows; (ii) a slight upturn in the equity markets; and (iii) the positive impact of exchange rates.

The **life insurance** subsidiaries maintained an excellent business performance. Overall premium income was up 7.8%, or 8.4% for unit-linked policies alone. Assets under management totalled €125.5 billion, up 9.6% year-on-year, fuelled by both Euro based policies (up 9.7%) and unit-linked ones (up 8.9%).

The **property & casualty insurance** business continued to expand very rapidly, with the overall portfolio growing by 14.6% year-on-year. Premium income was up 17.2% year-on-year, supported by robust performances in comprehensive household insurance and personal accident policies. The claims ratio fell to 56.5% over the first nine months 2004 versus 66.6% on the year earlier period, while the combined ratio was an excellent 93.8%.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,907**	**2,086**	**+9.4%**	**676**	**(7.4%)**	**+4.8%**
Operating expenses	(1,024)	(1,032)	+0.8%	(351)	+2.3%	+2.9%
Gross operating income	**883**	**1,054**	**+19.4%**	**325**	**(16.0%)**	**+6.9%**
Risk-related costs	(6)	(6)	-	-	n.m.	(100.0%)
Income from equity affiliates	4	4	-	-	n.m.	n.m.
Pre-tax ordinary income	**881**	**1,052**	**+19.4%**	**325**	**(15.4%)**	**+6.2%**
Extraordinary items + Tax + FGBR	(305)	(351)	+15.1%	(111)	(6.7%)	+16.8%
Net income before goodwill amortisation and integration related costs	**576**	**701**	**+21.7%**	**214**	**(19.2%)**	**+1.4%**
Cost/income ratio	**53.7%**	**49.5%**		**51.9%**		
Allocated capital (€ bn)	**5.0**	**5.5**				
ROE	**15.2%**	**17.2%**				

Overall **gross operating income** in this segment came in at €1.054 billion, up 19.4% on the first nine months of 2003. This was due to strong net banking income (up 9.4%), coupled with steady operating expenses (up 0.8%).

Net income before goodwill amortisation and integration-related costs totalled €701 million, up 21.7% on the first nine months of 2003. **Annualised ROE** was 17.2%.

In **third-quarter 2004**, this segment completed the integration of its companies and staff. Operating income was up 6.9% compared to the same quarter of 2003, driven by a particularly robust performance in asset management. **Net income before goodwill amortisation and integration-related costs** came to €214 million in Q3-04.

5. CORPORATE AND INVESTMENT BANKING

In the first nine months of 2004, despite tough market conditions, the corporate and investment banking business line generated net income before goodwill amortisation and integration-related costs of €820 million, up 40.9% on the year-earlier period. This increase was due to a sharp reduction in the cost base, coupled with a decline in risk-related costs, which reached an all-time low.

As from early 2004, the corporate and investment banking businesses were heavily impacted by preparations leading to the creation of **Calyon**, followed by an **exceptionally large-scale integration project**.

As a result, 2004 is set to be a transitional year, with contrasting performances between the various business areas.

€ m	9M-03	9M-04	% change 9M-04/ 9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**3,582**	**2,903**	**(19.0%)**	**947**	**(0.6%)**	**(15.7%)**
Operating expenses	(2,339)	(1,973)	(15.6%)	(605)	(7.2%)	(18.7%)
Gross operating income	**1,243**	**930**	**(25.2%)**	**342**	**+13.6%**	**(10.0%)**
Risk-related costs	(405)	(13)	(96.8%)	2	(92.6%)	n.m.
Income from equity affiliates	-	58	n.m.	22	(38.9%)	n.m.
Net income on fixed assets	(2)	44	n.m.	3	x11	-
Pre-tax ordinary income	**836**	**1,019**	**+21.9%**	**369**	**+1.1%**	**+51.9%**
Extraordinary items + Tax + FGBR	(254)	(199)	(21.7%)	(51)	(36.3%)	(36.3%)
Net income before goodwill amortisation and integration related costs	**582**	**820**	**+40.9%**	**318**	**+11.6%**	**+95.1%**
Cost/income ratio	**65.3%**	**68.0%**		**63.9%**		
Allocated capital (€ bn)	**8.4**	**7.7**				
ROE	**10.0%**	**14.2%**				

In the first nine months of 2004, net banking income totalled €2.903 billion, down 19.0% year-on-year, driven by different trends in each business area.
The cost base was significantly reduced. **Operating expenses** fell by 15.6% year-on-year, reflecting more intensive efforts to achieve integration-related synergies. **Gross operating income** totalled €930 million, down 25.2% year-on-year.

Risk-related costs reached an all-time low of €13 million, falling dramatically by 96.8% year-on-year.

After €44 million in net income on fixed assets, this segment generated €820 million in **net income before goodwill amortisation and integration-related costs**, giving an

annualised ROE of 14.2%.

In **third-quarter 2004, gross operating income was up 13.6%** on second-quarter 2004 to €342 million. **Net income before goodwill amortisation and integration-related costs** reached €318 million, versus €285 million in the previous quarter.

These results reflect contrasting performances in each business area:

Financing activities

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,562**	**1,266**	**(19.0%)**	**396**	**(3.6%)**	**(23.4%)**
Operating expenses	(876)	(662)	(24.4%)	(191)	(5.9%)	(28.7%)
Gross operating income	**686**	**604**	**(12.0%)**	**205**	**(1.4%)**	**(17.7%)**
Risk-related costs	(420)	28	n.m.	7	(87.7%)	n.m.
Income from equity affiliates	-	57	n.m.	21	(41.7%)	n.m.
Net income on fixed assets	(2)	5	n.m.	3	x5	-
Pre-tax ordinary income	**264**	**694**	**x2.6**	**236**	**(22.1%)**	**+63.9%**
Extraordinary items + Tax + FGBR	(82)	(158)	x1.9	(58)	+3.6%	+20.8%
Net income before goodwill amortisation and integration related costs	**182**	**536**	**x2.9**	**178**	**(27.9%)**	**+85.4%**
ROE	**5.3%**	**14.8%**				

Financing activities generated net income before goodwill amortisation and integration-related costs of €536 million, i.e. almost triple (x2.9) the figure for 9M-03, which was impacted by very high risk-related costs.

Financing activities recorded conflicting trends during this nine-month period:

- A satisfactory performance by structured financing activities, accounting for 56% of 9M-04 revenues. Asset financing operations held up well, notably in the shipping and telecoms sectors.
- At the same time, in corporate finance, a continued reduction in weighted assets, in line with the policy introduced several quarters ago.

Expenses fell sharply by 24.4% year-on-year, generating a substantial improvement in the cost/income ratio, which was down 3.8 percentage points compared to the first nine months of 2003, reaching 48% in third-quarter 2004. **Gross operating income** totalled €604 million in the first nine months of 2004.

Risk-related costs registered a €28 million net reversal over the period, while sector provisions remained unchanged.

After taking into account the contribution from Al Bank Al Saudi Al Fransi (BSF), which was transferred into the financing business in 2004, **income from equity affiliates** came to €57 million in the first nine months of 2004. **Annualised ROE** was 14.8%.

In third-quarter 2004, revenues held steady, while operating expenses continued to decline (down 5.9% on second-quarter 2004). Gross operating income amounted to €205 million (down 1.4% on the second quarter), while **net income before goodwill amortisation and integration-related costs** came in at €178 million.

Capital markets and investment banking

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**2,020**	**1,637**	**(19.0%)**	**551**	**+1.7%**	**(9.2%)**
Operating expenses	(1,463)	(1,311)	(10.4%)	(414)	(7.8%)	(13.0%)
Gross operating income	**557**	**326**	**(41.5%)**	**137**	**+47.3%**	**+4.6%**
Risk-related costs	15	(41)	n.m.	(5)	n.m.	n.m.
Income from equity affiliates	-	1	n.m.	1	n.m.	n.m.
Net income on fixed assets	-	39	n.m.	-	n.m.	n.m.
Pre-tax ordinary income	**572**	**325**	**(43.2%)**	**133**	**x2.1**	**+34.3%**
Extraordinary items + Tax + FGBR	(172)	(41)	(76.2%)	7	n.m.	n.m.
Net income before goodwill amortisation and integration related costs	**400**	**284**	**(29.0%)**	**140**	**x3.7**	**x2.1**
ROE	**18.0%**	**13.3%**				

In the first nine months of 2004, **net banking income** totalled €1.637 billion, down 19.0% year-on-year due to internal reorganisation and less buoyant conditions in the capital markets business compared to 2003, especially in equity and fixed-income derivatives. Performances in trading and equity derivatives improved in Q3-04 after a low point in Q2-04, while the equity brokerage business confirmed its return to profits.

Operating expenses were down 10.4% to €1.311 billion, while **gross operating income** fell 41.5% to €326 million.

In Q3-04, **private equity** business realised €120 million of capital gains.

Risk-related costs totalled €41 million and mainly covered listed investments in the private equity portfolio.

After a €39 million gain from the sale of securities, **net income before goodwill amortisation and integration-related costs** totalled €284 million, falling by 29.0% versus the first nine months of 2003 and generating an annualised **ROE** of 13.3%.

In third-quarter 2004, net banking income was up slightly, by 1.7%, while operating expenses were down 7.8%. As a result, **gross operating income** increased by 47.3% to €137 million over the quarter. **Net income before goodwill amortisation and integration-related costs** came to €140 million, increasing 3.7-fold compared to second-quarter 2004.

6. INTERNATIONAL RETAIL BANKING

Net income in the international retail banking business rose sharply, driven by an excellent performance from equity affiliates. Net income before goodwill amortisation totalled €246 million in the first nine months of 2004, up 52.8% year-on-year.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**276**	**256**	**(7.2%)**	**70**	**(29.3%)**	**(21.3%)**
Operating expenses	(217)	(204)	(6.0%)	(54)	(32.5%)	(23.9%)
Gross operating income	**59**	**52**	**(11.9%)**	**16**	**(15.8%)**	**(11.1%)**
Risk-related costs	(38)	(10)	(73.7%)	3	n.m.	n.m.
Income from equity affiliates	152	209	+37.5%	70	+32.1%	+32.1%

Pre-tax ordinary income	173	251	+45.1%	89	+41.3%	+67.9%
Extraordinary items + Tax + FGBR	(12)	(5)	(58.3%)	1	n.m.	n.m.
Net income before goodwill amortisation and integration related costs	**161**	**246**	**+52.8%**	**90**	**+40.6%**	**+80.0%**
Cost/income ratio	78.6%	79.7%		77.1%		
Allocated capital (€ bn)	2.4	2.4				
ROE	9.5%	14.3%				

This strong improvement stems from **Banca Intesa**'s contribution, which increased sharply to €169 million in the first nine months of 2004, up 64.1% year-on-year.
During third-quarter 2004, the Group sold a 42% equity stake in **Banque Libano Française** (BLF). It has retained a 9% stake in this bank. Like-for-like gross operating income grows by 19.4% year to year.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The net loss from proprietary asset management and other activities was reduced to €314 million in the first nine months of 2004, compared to €447 million in the first nine months of 2003.

This improvement stems from a €293 million increase in net banking income, mainly due to a €40 million reversal of provisions on the proprietary equity book, versus €180 million *of additions to provisions in the year-earlier period.*

This division also saw an increase in financing costs (up €24 million year-on-year), resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**(496)**	**(203)**	**(59.1%)**	**(81)**	**n.m.**	**(56.7%)**
Operating expenses	(305)	(386)	+26.6%	(156)	+26.8%	+54.5%
Gross operating income	**(801)**	**(589)**	**(26.5%)**	**(237)**	**x2.1**	**(17.7%)**
Risk-related costs	21	(16)	n.m.	10	n.m.	+42.9%
Income from equity affiliates	1	4	x4	7	n.m.	n.m.
Net income on fixed assets	(69)	58	n.m.	55	+37.5%	x3.7
Pre-tax ordinary income	**(848)**	**(543)**	**(36.0%)**	**(165)**	**+63.4%**	**(40.9%)**
Extraordinary items +Tax + FGBR	401	229	(42.9%)	68	n.m.	(47.7%)
Net income before goodwill amortisation and integration related costs	**(447)**	**(314)**	**(29.8%)**	**(97)**	**+9.0%**	**(34.9%)**

Crédit Agricole Group Consolidated Results

In the first nine months of 2004, the Crédit Agricole Group generated net income (Group share) of €3.6 billion before goodwill and integration-related costs, representing a year-on-year increase of 32.6%.

This increase was mainly due to robust organic growth, with gross operating income up 4.8% to €6.4 billion and risk-related costs down 29.6% year-on-year.
Total shareholders' equity (Group share) plus the Fund for General Banking Risks amounted to €45.6 billion at end-September 2004. The solvency ratio was 10.1% (Tier 1 ratio: 7.9%).

Group financial data

€ m	9M-03	9M-04	% change 9M-04/ 9M-03
Net banking income	**17,421**	**17,910**	**+2.8%**
Operating expenses	(11,513)	(11,529)	+1.4%
Gross operating income	**5,908**	**6,381**	**+4.8%**
Risk-related costs	(1,316)	(926)	(29.6%)
Income from equity affiliates	157	269	+71.3%
Net income on fixed assets	(99)	61	n.m.
Pre-tax ordinary income	**4,650**	**5,785**	**+24.4%**
Integration-related costs	-	(225)	n.m.
Extraordinary items	(126)	(115)	(8.7%)
Tax	(1,525)	(1,767)	+15.9%
Goodwill amortisation	(547)	(551)	+0.7%
FGBR	(23)	22	n.m.
Net income	**2,429**	**3,149**	**+29.6%**
Net income - Group share	**2,193**	**2,938**	**+34.0%**
Net income before goodwill amortisation and integration-related costs	**2,740**	**3,634**	**+32.6%**

The above data relate to the Crédit Agricole Group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

2.1

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

Summary of assets and liabilities as at December 31, 2004

Published in the BALO, February 23, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

English translation from French

Crédit Agricole S.A. BALO Notice published February 23, 2005, page 1644

CREDIT AGRICOLE S.A.

A French *société anonyme* with capital of €4,420,567,311.
Registered office: 91-93, boulevard Pasteur, 75015 Paris.
Registry of Commerce and Companies: 784 608 416 Paris – APE: 651 D.
Siret: 784 608 416 00011

Financial Position as at December 31, 2004.
(€ thousands)

Asset	Amount
Cash, due from central banks and French postal system	2 145 480
Treasury bills and similar items	3 814 848
Due from banks	33 252 001
Crédit Agricole internal transactions	170 596 467
Customer-related items	2 851 250
Bonds and other fixed-income securities	16 438 043
Shares and other variable-income securities	2 554 841
Investments and other long-term securities	11 694 242
Investments in non-consolidated affiliates	33 683 413
Intangible assets, bank premises and equipment	198 844
Other assets	8 650 575
Sundry accounts and prepaid expenses	9 088 281
Total assets	294 968 285

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	799
Due to banks	30 793 521
Crédit Agricole internal transactions	14 300 036
Customer-related items	166 067 364
Debts represented by a security	30 448 474
Other liabilities	2 166 890
Sundry accounts and unearned income	12 808 862
General risks and liabilities reserves	1 198 893
Subordinated debt and equity loans	16 713 295
Fund for general banking risks (FGBR)	1 224 519
Shareholders' equity (excl. FGBR)	19 245 632
Share capital	4 420 567
Additional paid-in capital	12 259 979
Reserves	2 552 818
Regulated provisions and investment grants	2 139
Retained earnings	10 129
Total liabilities and shareholders' equity	294 968 285

Off-balance sheet items	Amount
Guarantees and commitments given	54 426 454
Financing commitments given	6 215 796
Guarantees given	48 210 658
Commitments on securities	0
Guarantees and commitments received	3 455 798
Financing commitments received	3 327 636
Guarantees received	128 162
Commitments on securities	0

Cumulative Financial Position of the 43 Crédit Agricole regional banks
(€ thousands)

Asset	Amount
Cash, due from central banks and French postal system	3 511 365
Treasury bills and similar items	432 976
Due from banks	1 306 438
Crédit Agricole internal transactions	17 453 939
Due from customers	237 020 408
Bonds and other fixed-income securities	6 176 464
Shares and other variable-income securities	9 667 148
Investments and other long-term securities	11 449 509
Investments in non-consolidated affiliates	852 595
Intangible assets, bank premises and equipment	2 691 634
Other assets	2 666 169
Sundry accounts and prepaid expenses	4 502 490
Total assets	297 731 135

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	966
Due to banks	624 797
Crédit Agricole internal transactions	171 177 838
Customer-related items	68 877 539
Debts represented by a security	12 270 829
Other liabilities	2 539 396
Sundry accounts and unearned income	5 801 766
General risks and liabilities reserves	1 979 696
Mutual security deposits	3 162
Subordinated debt and equity loans	3 204 827
Fund for general banking risks (FGBR)	2 615 208
Shareholders' equity (excl. FGBR)	28 635 111
Share capital	4 058 220
Additional paid-in capital	8 558 958
Reserves	16 302 361
Regulated provisions and investment grants	19 194
Retained earnings	– 303 622
Total liabilities and shareholders' equity	297 731 135

Off-balance sheet items	Amount
Guarantees and commitments given	50 140 481
Financing commitments given	42 613 508
Guarantees given	7 301 012
Commitments on securities	225 961
Guarantees and commitments received	42 789 378
Financing commitments received	981 082
Guarantees received	41 558 889
Commitments on securities	249 407

Exhibit 2.2

BALO Publications relating to the issuance of €537 million fixed rate bonds

May 24, 2004 and June 4, 2004

Please see attached English language summary.

Exhibit 2.2

English summary from French

Crédit Agricole S.A. BALO Notice published May 24, 2004, page 14927

This notice announces an offering by Crédit Agricole S.A. of fixed rate bonds. The notice announces that as of April 30, 2004, the total of previously issued outstanding debt amounted to €11 917 772 988, to €6 272 560 692 for redeemable subordinated debt (TSR) and to €2 144 350 000 for subordinated debt with no fixed term (TSDI).

The notice describes the shareholders' authorization of the Board of Directors, at the shareholders' meeting of May 21, 2003, to proceed with the issuance in France or abroad of securities, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company. The authorization was granted for up to a total of € 15 billion for a period of five years.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay a 4.60% fixed rate of interest. Interest will be payable quarterly, at the annual rate divided by 4. The notes are due 2016, but the issuer has an option in 2010 to exercise an early reimbursement (*remboursement anticipé*) of the notes, and will have an option each subsequent year. Application will be made to list the securities on the *premier marché* of Euronext Paris S.A. Their expected date of valuation is June 11, 2004 under the *Code valeur* number FR 0010089631, and the closing of the offering will occur on June 11, 2004. The principal amount of the notes will be announced in the BALO on June 4, 2004.

Crédit Agricole S.A. BALO Notice published June 4, 2004, page 16175

Further to the notice dated May 24, 2004, this notice announces the issuance by Crédit Agricole S.A. of €537 million aggregate principal amount fixed rate bonds due 2016 (approved by the *Commission des operations de bourse* with visa number 04-471 on May 19, 2004).

Crédit Agricole S.A.
File No. 82-34771

2.3

Exhibit 2.3

BALO Publications relating to the issuance of €456 million fixed rate bonds

June 18, 2004 and June 25, 2004

Please see attached English language summary.

English summary from French

Crédit Agricole S.A. BALO Notice published June 18, 2004, page 18171

This notice announces an offering by Crédit Agricole S.A. of fixed rate bonds. The notice announces that as of May 31, 2004, the total of previously issued outstanding debt amounted to €12 217 772 988, to €6 272 560 692 for redeemable subordinated debt (TSR) and to €2 144 350 000 for subordinated debt with no fixed term (TSDI).

The notice describes the shareholders' authorization of the Board of Directors, at the shareholders' meeting of May 19, 2004, to proceed with the issuance in France or abroad of securities, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company. The authorization was granted for up to a total of € 20 billion for a period of five years.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay a 4.60% fixed rate of interest. Interest will be payable quarterly, at the annual rate divided by 4. The notes are due 2016, but the issuer has an option in 2012 to exercise an early reimbursement (*remboursement anticipé*) of the notes, and will have an option each subsequent year. Application will be made to list the securities on the *premier marché* of Euronext Paris S.A. Their expected date of valuation is July 9, 2004 under the *Code valeur* number FR 0010095513, and the closing of the offering will occur on July 9, 2004. The principal amount of the notes will be announced in the BALO on June 25, 2004.

Crédit Agricole S.A. BALO Notice published June 25, 2004, page 18862

Further to the notice dated June 18, 2004, this notice announces the issuance by Crédit Agricole S.A. of €456 million aggregate principal amount fixed rate bonds due 2016 (approved by the *Commission des operations de bourse* with visa number 04-599 on June 15, 2004).

2.4

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.4

BALO Publication relating to the issuance of €300 million bonds

June 28, 2004

Please see attached English language summary.

English summary from French

Crédit Agricole S.A. BALO Notice published June 28, 2004, page 19020

This notice announces the listing on Euronext Paris of Crédit Agricole S.A. bonds. The notice announces that as of April 30, 2004, the total of previously issued outstanding debt amounted to €11 917 772 988, to €6 272 560 692 for redeemable subordinated debt (TSR) and to €2 144 350 000 for subordinated debt with no fixed term (TSDI).

The notice states that, in accordance with the powers granted at the shareholders' meeting of May 21, 2003, the chairman of the Board of Directors of Crédit Agricole decided on April 28, 2004 to proceed with the issuance in of € 300 million of bonds, divided into €115 million A bonds, €115 million B bonds and €70 million C bonds.

The notice announces that for type A and B bonds, interest will be calculated using a rate calculated by the formula rate = (value of Reuters index BNPEONIA01 at date of payment of interest)/(value of Reuters index BNPEONIA01 at previous date of payment of interest) - 1. For type C bonds, the interest rate will be the Euribor 3 month rate.

The notes are due October 31, 2006, but may be subject to early reimbursement (*remboursement anticipé*) before this date.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.5

BALO Publications relating to the issuance of €71 270 000 bonds

October 8, 2004 and October 18, 2004

Please see attached English language summary.

Exhibit 2.5

English summary from French

Crédit Agricole S.A. BALO Notice published October 8, 2005, page 24581

This notice announces an offering by Crédit Agricole S.A. of bonds. The notice announces that as of September 30, 2004, the total of previously issued outstanding debt amounted to €14 497 168 807, to €6 667 560 692 for redeemable subordinated debt (TSR) and to €2 144 350 000 for subordinated debt with no fixed term (TSDI).

The notice describes the shareholders' authorization of the Board of Directors, at the shareholders' meeting of May 19, 2004, to proceed with the issuance in France or abroad of securities, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company. The authorization was granted for up to a total of € 20 billion for a period of five years.

After describing the administrative procedure by which this issuance will occur, the notice sets out the formula for calculating the rate of interest of the bonds. The notes are due 2017. Application will be made to list the securities on the *premier marché* of Euronext Paris S.A. Their expected date of valuation is October 29, 2004 under the *Code valeur* number FR 0010125518, and the closing of the offering will occur on October 29, 2004. The principal amount of the notes will be announced in the BALO on October 18, 2004.

Crédit Agricole S.A. BALO Notice published October 18, 2004, page 25275

Further to the notice dated October 8, 2004, this notice announces the issuance by Crédit Agricole S.A. of €71 270 000 aggregate principal amount bonds due 2017 (approved by the AMF with visa number 04-821 on October 6, 2004).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.6

BALO Publications relating to the issuance of €425 million fixed rate bonds

October 8, 2004 and October 18, 2004

Please see attached English language summary.

Exhibit 2.6

English summary from French

Crédit Agricole S.A. BALO Notice published October 8, 2005, page 24584

This notice announces an offering by Crédit Agricole S.A. of fixed-rate bonds. The notice announces that as of September 30, 2004, the total of previously issued outstanding debt amounted to €14 497 168 807, to €6 667 560 692 for redeemable subordinated debt (TSR) and to €2 144 350 000 for subordinated debt with no fixed term (TSDI).

The notice describes the shareholders' authorization of the Board of Directors, at the shareholders' meeting of May 19, 2004, to proceed with the issuance in France or abroad of securities, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company. The authorization was granted for up to a total of € 20 billion for a period of five years.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay a 4.10% fixed rate of interest. Interest will be payable quarterly, at the annual rate divided by 4. The notes are due 2014, but the issuer has an option in 2011 to exercise an early reimbursement (*remboursement anticipé*) of the notes, and will have an option each subsequent year. Application will be made to list the securities on the *premier marché* of Euronext Paris S.A. Their expected date of valuation is October 29, 2004 under the *Code valeur* number FR 0010125500, and the closing of the offering will occur on October 29, 2004. The principal amount of the notes will be announced in the BALO on October 18, 2004.

Crédit Agricole S.A. BALO Notice published October 18, 2004, page 25275

Further to the notice dated October 8, 2004, this notice announces the issuance by Crédit Agricole S.A. of €425 million aggregate principal amount fixed-rate bonds due 2014 (approved by the AMF with visa number 04-812 on October 5, 2004).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.7

<u>BALO Publications relating to the issuance of €396,200,000 subordinated redeemable fixed rate bonds</u>

<u>December 1, 2004 and December 10, 2004</u>

Please see attached English language summary.

English summary from French

Crédit Agricole S.A. BALO Notice published December 1, 2004, page 28932

This notice announces an offering by Crédit Agricole S.A. of subordinated redeemable fixed rate bonds. The notice describes the Board of Directors' decision, at their meeting of July 22, 2004, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company.

The notice announces that head of the asset/liability management and financial relations division has decided to issue subordinated, redeemable, fixed-rate bonds in an amount of €350 000 000, which may be increased to a maximum amount of €437 500 000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay a 4% fixed rate of interest. Interest will be payable quarterly, at the annual rate divided by 4. The notes are due 2016, but the issuer has an option in 2012 to exercise an early reimbursement (*remboursement anticipé*) of the notes.

Application will be made to list the securities on the *premier marché* of Euronext Paris S.A. Their expected date of valuation is December 22, 2004 under *Code valeur* number FR 0010138487, and the closing of the subscription period will occur on December 22, 2004. The principal amount of the notes will be announced in the BALO on December 10, 2004.

Crédit Agricole S.A. BALO Notice published December 10, 2004, page 29319

Further to the notice dated December 10, 2004, this notice announces the issuance by Crédit Agricole S.A. of €396,200,000 aggregate principal amount subordinated redeemable fixed rate bonds due 2016 (approved by the AMF with visa number 04-930 on November 26, 2004).

BALO Publications relating to the issuance of €531,000,000 subordinated redeemable fixed rate bonds

February 4, 2005 and February 11, 2005

Please see attached English language summary.

Exhibit 2.8

English summary from French

Crédit Agricole S.A. BALO Notice published February 4, 2005, page 965

This notice announces an offering by Crédit Agricole S.A. of subordinated redeemable fixed rate bonds. The notice describes the Board of Directors' decision, at their meeting of July 22, 2004, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company.

The notice announces that head of the asset/liability management and financial relations division has decided to issue subordinated, redeemable, fixed-rate bonds in an amount of €450 000 000, which may be increased to a maximum amount of €562 500 000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay a 3.90% fixed rate of interest. Interest will be payable quarterly, at the annual rate divided by 4. The notes are due 2017, but the issuer reserves the right to make a buy-back or exchange offer on the bonds, such offer not affecting the normal calendar for bonds remaining in circulation

Application will be made to list the securities on the *premier marché* of Euronext Paris S.A. Their expected date of valuation is February 28, 2005 under *Code valeur* number FR 0010163444, and the closing of the subscription period will occur on February 25, 2005. The principal amount of the notes will be announced in the BALO on February 11, 2005.

Crédit Agricole S.A. BALO Notice published February 11, 2005, page 1157

Further to the notice dated February 4, 2005, this notice announces the issuance by Crédit Agricole S.A. of €531 million aggregate principal amount fixed interest subordinated bonds due 2017 (approved by the AMF with visa number 05-054 on January 31, 2005).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.9

<u>BALO Publications relating to the issuance of €38,890,000 fixed rate bonds</u>

<u>February 7, 2005 and February 16, 2005</u>

Please see attached English language summary.

Exhibit 2.9

English summary from French

Crédit Agricole S.A. BALO Notice published February 7, 2005, page 1037

This notice announces an offering by Crédit Agricole S.A. of redeemable fixed rate bonds. The notice announces that as of December 31, 2004 the total of previously issued outstanding debt amounted to €14 997 769 325, to €7 498 160 692 for redeemable subordinated debt (TSR) and to €2 129 750 000 for subordinated debt with no fixed term (TSDI).

The notice describes the Board of Directors' decision, at their meeting of July 22, 2004, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company.

The notice announces that the head of the asset/liability management and financial relations division has decided to issue fixed-rate bonds in an amount of €35 000 000, which may be increased to a maximum amount of €43 750 000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay a 2% fixed rate of interest, payable annually. The notes are due 2014, but the issuer has an option in 2009 to exercise an early reimbursement of the notes, and will have such option each subsequent year. Application will be made to list the securities on the *premier marché* of Euronext Paris S.A. Their expected date of valuation is February 28, 2005 under the *Code valeur* number FR 0010163535, and the closing of the offering will occur on February 25, 2005. The principal amount of the notes will be announced in the BALO on February 16, 2005.

Crédit Agricole S.A. BALO Notice published February 16, 2005, page 1353

Further to the notice dated February 7, 2005, this notice announces the issuance by Crédit Agricole S.A. of €38 890 000 aggregate principal amount fixed interest bonds (approved by the AMF with visa number 05-063 on February 3, 2005).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Press releases issued by Crédit Agricole

Through February 28, 2005

Please see attached.



CRÉDIT AGRICOLE S.A.

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1 February 2005

Completion of the Acquisition by Crédit Agricole S.A. of PPR's Remaining Stake in Finaref

Press release

Following the approval by the French authority Comité des Etablissements de Crédit et des Entreprises d'Investissement (Credit Institutions and Investment Firms Committee - CECEI) on January 27, 2005, PPR and Crédit Agricole S.A. announce the completion of the acquisition by Crédit Agricole of PPR's 10% stake in Finaref SA and Finaref Group AB, as per the terms of the final agreement signed on December 30, 2004.

The transaction is valued at EUR 265 million.

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CRÉDIT AGRICOLE S.A.

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4 February 2005

The Crédit Agricole S.A. group launches a wide-ranging compliance awareness-raising and training programme

Press release

The Crédit Agricole S.A. group's compliance programme, called Fides, has three main aspects: an organisation based on a Compliance Management Committee, a manual of procedures and an awareness-raising and training plan.

Fides is a Latin word that covers all ideas relating to trust. One of the main parts of the Fides programme is ensuring compliance with laws and regulations, professional and ethical standards and practices and internal instructions and codes of conduct. Article 7 of the Crédit Agricole group's code of conduct states that 'employees have a duty to know the rules and regulations governing their activities and to implement them responsibly.'

The organisation is based on the three functions (Compliance, Legal and Financial Security) that make up the compliance system, and a Compliance Management Committee, whose work is regularly reported to the Audit and Risks Committee of Crédit Agricole S.A.'s Board of Directors. This committee is chaired by Crédit Agricole S.A.'s Corporate Secretary. It ensures the deployment and implementation of the compliance programme and takes the necessary decisions, both for the prevention of compliance risk and the rectification of any dysfunctions.

The manual of procedures consists of a series of procedural memos disseminated within the group on 2 July 2004. These memos were then adopted by all Crédit Agricole S.A. entities, which adapted them to their own operating environments. These procedures aim to:
1. set out the operating methods of the three compliance functions and ensure their co-ordination
2. reiterate the principles and operational measures that must be followed as regards both customer activities (Know Your Customer, new product launches etc.) and investment and divestment transactions affecting the capital of the Crédit Agricole S.A. group.;
3. organise the system for reporting dysfunctions and establish reliable audit trails.

The awareness-raising and training plan is intended to enable staff to:
1. become fully acquainted with the entire compliance system, in terms of its issues, concepts, directives and procedures
2. adopt the appropriate responses to working situations
3. develop new practices

This training effort will continue throughout 2005, and will concern around 50,000 staff. Interactive training techniques are being used. There are 11 modules covering each of the major business lines and illustrating, through

videos, everyday situations involving compliance issues. This training will be backed up by the distribution of a *brochure containing press articles* and cartoons. As well as the French and English versions, versions in the group's other working languages are likely to be produced.

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18 February 2005

Appointment at Crédit Agricole Asset Management

Press release

Pascal Blanqué has been appointed Chief Investment Officer at Crédit Agricole Asset Management from 1 March 2005. He will also join Crédit Agricole Asset Management's Executive Committee. He replaces Pascal Voisin, who has decided to take his career in another direction.

Pascal Blanqué has been head of the Economics Research Department and Chief Economist of Crédit Agricole since May 2000. Mr Blanqué was previously a strategist with Paribas Asset Management in London (1992-1996) then Deputy Director of the Economics Research Department at Paribas (1997-2000).

Born in 1964 Pascal Blanqué studied at Ecole Normale Supérieure. He is a graduate of the Institut d'Etudes Politiques in Paris and holds a doctorate in Finance from Paris Dauphine University.

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28 February 2005

Eurofactor wins awards in Spain, United Kingdom and Germany from the International Factors Group

Eurofactor, Europe's No.1 integrated factoring network, has won several import and export awards from the International Factors Group (IFG).

- top prize as **"Best Export Factor of the Year"** for **Spain**, achieving the biggest increase in export turnover year-on-year with IFG members;

- second prize as **"Best Import Factor of the Year"** for the **United Kingdom** and **"Best Export Factor"** for **Germany**, with congratulations on the high level of service quality in both cases. Prizes are awarded on the basis of points allocated by the IFG's factoring members.

The prizes were awarded at end-2004 in Beijing (China) at IFG's general meeting. Founded in 1963 and present in 40 countries, IFG has some sixty members and 12 partners, including representatives in Shenzen and Taiwan. Its remit is to help companies grow internationally. International business accounts for €14.6 billion of turnover.

IFG, whose motto is "where open accounts meet open minds", set up new chapters in Asia and Eastern Europe in 2004. These chapters aim at providing local members with forums for regional dialogue, seminars and discussions on issues of common interest in terms of managing and financing trade receivables.

Jean-François Phan Van Phi elected IFG Vice-Chairman
Jean-François Phan Van Phi, Eurofactor Group Marketing and Development Director, was elected IFG Vice-Chairman at the general meeting. Mr Phan Van Phi will chair the association for a two-year term, starting end-2005.

Eurofactor offers a comprehensive range of products and services for managing accounts receivable, both in France and abroad. At end-2004, Eurofactor launched its **latest international innovation, European Pass®**. This purpose of this new pan-European service, which rounds out the company's multi-local service for decentralised groups, is to assist Eurofactor's European customers with their international development plans.

European Pass is a global, value-added solution targeted at the finance departments of European companies. By signing a single contract, customers obtain:

- centralised financing of trade receivables

- Eurofactor's local expertise in managing accounts-receivable in the major European countries

- a special relationship with a single account manager at European level

- a Europe-wide view of the company's accounts via consolidated data available on the Eurofactor-Online website.

European Pass® covers the United Kingdom, France, Germany, Benelux, Switzerland, Spain and Portugal.

About Eurofactor

Eurofactor, Europe's foremost integrated factoring network, is a member of the Crédit Agricole S.A. group. Eurofactor helps companies to grow by providing national and international solutions for managing accounts receivable that take account of a company's strategy and sector, as well as its size and the types of customers it deals with.
To find out more about Eurofactor, visit **Eurofactor** : www.eurofactor.com

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CRÉDIT AGRICOLE S.A.

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28 February 2005

Eurofactor wins awards in Spain, United Kingdom and Germany from the International Factors Group

Eurofactor, Europe's No.1 integrated factoring network, has won several import and export awards from the International Factors Group (IFG).

- top prize as **"Best Export Factor of the Year"** for **Spain**, achieving the biggest increase in export turnover year-on-year with IFG members;

- second prize as **"Best Import Factor of the Year"** for the **United Kingdom** and **"Best Export Factor"** for **Germany**, with congratulations on the high level of service quality in both cases. Prizes are awarded on the basis of points allocated by the IFG's factoring members.

The prizes were awarded at end-2004 in Beijing (China) at IFG's general meeting. Founded in 1963 and present in 40 countries, IFG has some sixty members and 12 partners, including representatives in Shenzen and Taiwan. Its remit is to help companies grow internationally. International business accounts for €14.6 billion of turnover.

IFG, whose motto is "where open accounts meet open minds", set up new chapters in Asia and Eastern Europe in 2004. These chapters aim at providing local members with forums for regional dialogue, seminars and discussions on issues of common interest in terms of managing and financing trade receivables.

Jean-François Phan Van Phi elected IFG Vice-Chairman
Jean-François Phan Van Phi, Eurofactor Group Marketing and Development Director, was elected IFG Vice-Chairman at the general meeting. Mr Phan Van Phi will chair the association for a two-year term, starting end-2005.

Eurofactor offers a comprehensive range of products and services for managing accounts receivable, both in France and abroad. At end-2004, Eurofactor launched its **latest international innovation, European Pass®**. This purpose of this new pan-European service, which rounds out the company's multi-local service for decentralised groups, is to assist Eurofactor's European customers with their international development plans.

European Pass is a global, value-added solution targeted at the finance departments of European companies. By signing a single contract, customers obtain:

- centralised financing of trade receivables

- Eurofactor's local expertise in managing accounts-receivable in the major European countries

- a special relationship with a single account manager at European level

- a Europe-wide view of the company's accounts via consolidated data available on the Eurofactor-Online website.

European Pass® covers the United Kingdom, France, Germany, Benelux, Switzerland, Spain and Portugal.

About Eurofactor
Eurofactor, Europe's foremost integrated factoring network, is a member of the Crédit Agricole S.A. group. Eurofactor helps companies to grow by providing national and international solutions for managing accounts receivable that take account of a company's strategy and sector, as well as its size and the types of customers it deals with.
To find out more about Eurofactor, visit **Eurofactor** : www.eurofactor.com

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Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2 A

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

February 8, 2005

Please see attached English language translation.

English translation from French

Crédit Agricole S.A. AMF Notice published February 8, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 01/31/2005 AND 02/07/2005

date of transaction	**number of shares**	**weighted average price**	**amount**
sale on 01/31/2005	7 431	22.84	169 724.04
sale on 02/01/2005	21 014	22.76	478 278.64
sale on 02/02/2005	60 567	22.89	1 386 378.63
sale on 02/03/2005	2 973	22.95	68 230.35
sale on 02/07/2005	20 481	23.29	477 002.49
	112 466	22.93684	**2 579 614.15**

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2 B

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

February 14, 2005

Please see attached English language summary.

English summary from French

AMF Notice published February 14, 2005

Declaration of transactions by companies in their own shares
(article L. 225-209 of the French Commercial Code)

The AMF lists below information received from companies whose shares are listed on a regulated market regarding transactions in their own shares.

Company	Operation	Number of shares	Period
CREDIT AGRICOLE (listed on the Premier Marché of Euronext Paris)	Transfer Sale	208 449 1 018 970	January 2005 -

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2 C

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

February 16, 2005

Please see attached English language translation.

Exhibit 3.2 C

English translation from French

Crédit Agricole S.A. AMF Notice published February 16, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 02/08/2005 AND 02/14/2005

date of transaction	number of shares	weighted average price	amount
sale on 02/08/2005	50 759	23.33	1 184 207.47
sale on 02/09/2005	21 405	23.11	494 669.55
sale on 02/10/2005	34 929	23.09	806 510.61
sale on 02/11/2005	20 453	23.07	471 850.71
sale on 02/14/2005	3 716	23.12	85 913.92
	131 262	23.18	**3 043 152.26**

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

February 22, 2005

Please see attached English language translation.

English translation from French

Crédit Agricole S.A. AMF Notice published February 22, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES ON 02/16/2005

date of transaction	number of shares	weighted average price	amount
sale on 02/16/2005	16 478	22.62	372 732.36
	16 478	**22.62**	**372 732.36**